SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

	Marketletter

	Index
		Page
	I - Analysis of 3Q12

	1. Analysis of Consolidated Result	5

	2. Analysis of Parent Company Result	12
Conference Call Information
	II – Annex: Subsidiary Companies Information

	1. Generation and Transmission Companies	37

November 19, 2012	Itaipu	38
11:00 a.m. (Brasília time)
10:00 a.m. (US EST)	Furnas	46
02:00 p.m. (United Kingdom time)
	Chesf	73

	Eletronorte	101
Phone:
(1 786) 837-9597 (United States)	Eletronuclear	127
(44) 20 3318-3776 (United Kingdom)
0800-031-4433 / (11) 4433-2163 (Brazil)	Eletrosul	136
Password: 9000
	CGTEE	157

	2. Distribution Companies	167
IR Contact:
Investor Relations Area	Amazonas Energia	169
Phone: (55) (21) 2514-6331
invest@eletrobras.com	Distribuição Alagoas	186
www.eletrobras.com/ir
	Distribuição Piauí	195

	Distribuição Rondônia	204

	Distribuição Roraima	214

	3. Participation Company	224

	Eletropar	225

Marketletter

1.     Generation and Transmission Companies

Company	Net Operating Revenue		Service Result		Income/Loss of the Period		EBITDA (R$ million)		Margin EBITDA
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Furnas	6,413	5,555	1,236	421	472	-37	1,486	633	23.2%	11.4%
Chesf	4,981	4,035	1,846	1,409	1,587	1,177	2,165	1,736	43.5%	43.0%
Eletronorte	4,225	3,830	613	555	221	136	941	908	22.3%	23.7%
Eletronuclear	1,467	1,363	379	456	284	314	573	645	39.0%	47.3%
Eletrosul	1,398	912	499	221	204	133	512	207	36.6%	22.7%
CGTEE	399	407	-101	126	-214	35	-45	191	-11.2%	47.1%
Total	18,884	16,103	4,472	3,187	2,555	1,759	5,633	4,320	29.8%	26.8%

Installed Capacity

Company	Own (a)	SPE (b)	Physical Aggregation 2012	Total (a+b)
Furnas	8,903	746	56	9,649
Chesf	10,615	64	-	10,679
Eletronorte	9,175	75	-	9,250
Itaipu	7,000	-	-	7,000
Eletronuclear	1,990	-	-	1,990
CGTEE	840	-	-	840
Eletrosul	77	90	86	167
Eletrobras	-	13	-	13
Distribution Companies	2,212	-	-	2,212
Total	40,812	988	142	41,800

(b) The company's participation in the project

Extension of Transmission Lines - Km

Company	Own (a)	SPE (b)	Physical Aggregation 2012	Total (a+b)
Furnas	19,420	315		19,735
Chesf	18,937	351	292	19,288
Eletronorte	9,983	552		10,535
Eletrosul	10,006	879		10,885
Distribution Companies	601	-		601
Total	58,947	2,096	292	61,044

(b) The company's participation in the project

Energy Sold – MWh

	9M12	9M11
Itaipu	74,231	68,587
Furnas	38,615	40,253
Chesf	42,932	44,275
Eletronorte	39,771	40,873
Eletrosul	1,747	401
CGTEE	3,261	3,305
Total	200,557	197,693

Marketletter

Balance Sheet

(In US$)

Assets	09.30.12	12.31.11
Current Assets
Cash and banks	536,799,385	568,408,376
Accounts receivable from clients	983,342,340	872,623,855
Obligations receivable	728,225	731,570
Sundry debtors	1,260,083	1,163,239
Stored materials	6,866,120	6,902,216
Personnel advances	6,624,806	1,462,832
Supplier advances	28,834,321	24,631,284
Legal deposits	21,033,526	54,693,468
Other accounts receivable	16,585,934	22,767,528
Total Current Assets	1,602,074,740	1,553,384,368

Non-Current Assets
Obligations receivable	224,822,312	208,219,907
Legal deposits	42,768,263	45,438,259
	267,590,575	253,658,166
From previous periods	(421,953,392)	362,270,439
Result for the period	(818,703,176)	(784,223,831)
	(1,240,656,568)	(421,953,392)
Property, unit and equipment	17,461,148,588	17,449,556,932
Intangible	20,244,218	20,332,016
Total Non-Current Assets	16,508,326,813	17,301,593,722
Total Assets	18,110,401,553	18,854,978,090

Marketletter

Liabilities and Stockholders’ Equity	09.30.12	12.31.11
Liability
Current Liabilities
Loans and Financing	1,072,789,912	1,023,452,786
Charges to pay	6,106,664	5,376,247
Remuneration and reimbursement	643,557,261	564,237,033
Suppliers	19,417,059	65,874,284
Pay roll and social obligations	71,270,372	51,776,352
Labor indemnities	5,272,458	19,734,254
Provision for contingencies	184,007,170	223,207,923
Other obligations	16,274,199	20,340,205
Total Current Liabilities	2,018,695,095	1,973,999,084

Non-Current Liabilities
Loans and financing	14,099,555,429	14,895,116,272
Remuneration and reimbursement	-	-
Labor indemnities	370,272,644	348,521,484
Retirement benefits	1,340,354,836	1,355,099,147
Provision for contingencies	178,474,581	179,188,637
Other obligations	3,048,968	3,053,466
	15,991,706,458	16,780,979,006
Total Liabilities	18,010,401,553	18,754,978,090

Stockholders’ Equity
Capital
Centrais Elétricas Brasileiras S,A,	50,000,000	50,000,000
Administración Nacional de Electricidad	50,000,000	50,000,000
Total Stockholders’ Equity	100,000,000	100,000,000
Total Liabilities and Net Stockholders’ Equity	18,110,401,553	18,854,978,090

Marketletter

Statement of Income

US$

	09.30.12	09.30.11
Operating Revenues
Power supply
Centrais Elétricas Brasileiras S.A. – Eletrobras	2,303,895,731	2,308,237,937
Administración Nacional de Electricidad - Ande	164,363,269	160,021,063
	2,468,259,000	2,468,259,000
Remuneration on power assignment
Centrais Elétricas Brasileiras S.A. – Eletrobras	96,944,213	87,290,402
Administración Nacional de Electricidad - Ande	193,622,911	90,794,212
	290,567,124	178,084,614
Reimbursement of charges – non assured energy
Centrais Elétricas Brasileiras S.A. – Eletrobras	87,138,937	55,069,504
Administración Nacional de Electricidad - Ande	15,641,588	14,608,455
	102,780,525	69,677,959
Operating revenues - total	2,861,606,649	2,716,021,573
Operating Expenses
Remunerations and reimbursements
Capital income	(35,798,087)	(34,923,689)
Remuneration on power assignment	(290,567,124)	(178,084,614)
Assured energy
Royalties	(302,312,010)	(293,897,507)
Reimbursement of charges – administration and supervision	(23,254,770)	(22,607,500)
	(325,566,780)	(316,505,007)
Non assured energy
Royalties	(95,439,059)	(64,700,962)
Reimbursement of charges – administration and supervision	(7,341,466)	(4,976,997)
	(102,780,525)	(69,677,959)
	(754,712,516)	(599,191,269)
Operating expenses
General and administrative expenses
Personnel	(397,997,522)	(430,512,560)
Materials	(9,179,017)	(9,319,167)
Third party services	(52,849,683)	(52,900,292)
Provision for contingencies	15,598,485	(77,216,756)
Social environmental expenses	(40,063,672)	(33,463,343)
Other operating expenses	(60,941,088)	(32,569,888)
	(545,432,497)	(635,982,006)
Total of operating expenses	(1,300,145,013)	(1,235,173,275)
Result of Service	1,561,461,636	1,480,848,298
Other revenues / expenses
Sundry Revenues	3,000,248	11,855,643
Sundry Expenses	(8,110,472)	(2,656,415)
	(5,110,224)	9,199,228
Financial Revenues
Income from financial applications	50,805,968	58,356,304
Arrears on energy bills	-	99,426
Other financial revenues	(6,208,682)	5,434,582
	44,597,286	63,890,312
Financial Expenses
Debt charges	(779,319,975)	(826,648,219)
Monetary variations	(2,907,592)	(36,741,199)
Other financial expenses	(17,955)	(9)
	(782,245,522)	(863,389,427)
Financial Result	(737,648,236)	(799,499,115)
Net income for the period	818,703,176	690,548,411

Marketletter

Cash Flow

(US$)

	09.30.12	09.30.11
Operating Activities
Net income for the period	818,703,176	690,548,411
Adjustments
Disposal of Assets - sales	7,575,694	2,354,961
Monetary Variation on Financing and loans	(1,728,741)	(2,797,426)
Monetary Variation on Estimated Obligations	(24,273,716)	17,892,767
Liabilities provision
Financial charges to be capitalized	831,385	54,908
Financial charges not to be capitalized	778,488,590	826,593,311
Estimated Obligations	48,346,382	121,330,794
Adjusted Income	1,627,942,770	1,655,977,726
Variations in Assets and Liabilities
Accounts Receivable variation – Rendering of Services	(110,718,485)	(89,114,493)
Stored Material variation	36,096	500,887
Other Credits variation	17,376,034	(62,132,475)
Remuneration and reimbursement variation	79,320,228	111,438,425
Suppliers and other variations	(50,527,729)	(21,397,912)
Payment-roll and social obligation variation	19,494,020	12,430,623
Payment of the Estimated Obligation	(71,442,422)	(49,742,073)
	(116,462,258)	(98,017,018)
Net Operating Cash Flow	1,511,480,512	1,557,960,708
Investment Activities
Property, unit and equipment and intangible	(19,079,553)	(25,575,247)
Balance of the Investment Activities	(19,079,553)	(25,575,247)
Financing Activities
Loans and financing obtained	14,425,206	20,051,019
Amortization of the Loans and Financing	(760,676,982)	(705,954,160)
Payment of interest on Loans and Financing	(777,758,173)	(823,613,793)
Balance of the Financing Activities	(1,524,009,949)	(1,509,516,934)
Total of Cash Effects	(31,608,990)	22,868,527
Cash and cash equivalent – beginning of period	568,408,376	545,693,567
Cash and cash equivalent – end of period	536,799,386	568,562,094
Total of Cash Effects	(31,608,990)	22,868,527

Marketletter

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed Energy MW Average	Energy generated – MWh
			1Q12	2Q12	3Q12
Itaipu Binacional	14,000	8,577	24,720,437	25,385,418	24,685,964

Unit	Participation %	Location (State)	Beginning of Operation	End of concession
Itaipu Binacional	100%	Brasil (Paraná) e Paraguai (Alto Paraná)	03/1985	-x-

2. Electric energy purchased for resale  - N/A

3. Energy sold

Own assets

Buyer	Sales model	1Q12		2Q12		3Q12
		US$ Million*	MWh	US$ Million*	MWh	US$ Million*	MWh
Eletrobras System	A	-	-	-	-
	B	760.3	22,055,403	770.6	23,269,356	773.0	22,536,781
Others	A	-	-	-	-
	B	62.4	2,479,184	52.1	1,926,345	49.8	1,964,196
Total	A	-	-	-	-
	B	822.7	24,534,587	822.7	25,195,701	822.8	24,500,977

A - Through auction

B - Through free market agreements or bilateral contracts

* Considers only sales of guaranteed energy.

4. CCEE settlement (Spot and MRE) – N/A

5. Fuel used to produce electricity– N/A

6. Losses in generation - %

1Q12	2Q12	3Q12
0.75%	0.75%	0.75%

7. Average price– US$/KW

Own assets

1Q12	2Q12	3Q12
22.60	22.60	22.60

8. Extension of transmission lines – Km – N/A

Marketletter

9. Total RAP (Allowed Annual Revenue) for transmission lines– R$ million – N/A

10. Losses in transmission - % - N/A

11. Main investments of parent company– US$ million

Project	1Q12	2Q12	3Q12
Generation	5.5	5.1	8.5
Permanent	1.5	1.2	0.8
Other investments	4.0	3.9	7.7
Total	5.5	5.1	8.5

12. New investments – N/A

13. Loans and financing – US$ million

Local currency - LC

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Due	Index
FIBRA – Fundação Itaipu – BR	47.1	42.4	41.9	2023	INPC

Foreign currency - FC

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Due	Currency
Eletrobras	6,132.3	5,988.9	5,844.8	2014 / 2023	US$
National Treasury	9,169.8	9,066.7	8,962.1	2023	US$
Restructuring of foreign debt	308.1	284.6	287.2	2013 / 2023	US$
CAJUBI – Fundação Itaipu – PY	35.5	38.2	42.4	2022	US$
T O T A L	15,645.7	15,378.4	15,136.5

14. Contracts – US$ million

14.1 Loans and financing

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	270.0	1,094.5	1,168.8	1,241.3	1,323.9	10,079.9
By creditor
Eletrobras	148.0	622.0	686.3	597.1	485.6	3,305.8
Others	122.0	472.5	482.5	644.2	838.3	6,774.1

14.2 Energy purchase – N/A

Marketletter

14.3 Energy sale

Energy sale contracts	Unit	2012	2013	2014	2015	2016	After 2016
Regulated Environment	MWh	-	-	-	-	-	-
	US$ Million	-	-	-	-	-	-
Bilateral contracts*	MWh	145,620	145,620	145,620	145,620	145,620	922,260
	US$ Million	3,291.0	3,199.3	3,205.1	3,212.4	3,222.6	20,395.9
Total	MWh	145,620	145,620	145,620	145,620	145,620	922,260
	US$ Million	3,291.0	3,199.3	3,205.1	3,212.4	3,222.6	20,395.9

* Tariff study approved.

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 By tenure

                Generation

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	1,248	1,246	1,251
6 to 10	228	297	318
11 to15	427	426	431
16 to 20	271	229	225
21 to 25	884	849	780
more than 25	407	452	498
Total	3,465	3,499	3,503

                15.2 By region

State	Number of employees
	1Q12	2Q12	3Q12
Itaipu Hydrolectric Unit*	2,304	2,292	2,313
Paraná – Brasil	307	321	326
São Paulo – Brasil	1	1	1
Brasília – Brasil	4	4	4
Paraguai	849	881	859
Total	3,465	3,499	3,503

* Located in Foz do Iguaçu-Paraná-Brasil and Hernandárias-Alto Paraná-Paraguay.

                15.3 By departments

Department	Number of employees
	1Q12	2Q12	3Q12
Field	1,051	1,069	1,078
Administrative	2,414	2,430	2,425

16. Complementary work force - NA

17. Turn-over

1Q12	2Q12	3Q12
0.0815	0.0498	0.0607

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Current Assets
Cash and banks	11,103	115,665	517,192	511,877
Marketable securities	392,432	525,842	447,033	617,315
Consumers	928,561	986,311	1,024,299	1,027,622
Equity participation remuneration	18,523	5,627	-	-
Financial asset – public service concession	-	-	42,802	14,940
Tax and social contribution	100,126	68,524	129,605	96,308
Compensation rights	9,937	9,937	9,937	9,937
Collaterals and linked deposits	15,328	18,056	34,334	36,862
Stored materials	26,105	23,840	27,062	24,474
Derivative financial instruments	-	-	6,542	3,617
Others	148,478	106,891	172,303	134,762
	1,650,593	1,860,693	2,411,109	2,477,714

Non-Current Assets
Marketable securities	-	-	11,938	12,392
Consumers	445,639	450,549	445,639	450,549
Tax and social contribution	1,028,691	1,136,940	1,100,380	1,222,378
Stored materials	87,124	80,909	87,124	80,909
Collaterals and linked deposits	484,506	310,197	583,240	380,225
Advance for future capital increase	-	-	20,363	29,709
Financial asset – public service concession	7,652,771	7,580,769	8,868,483	8,368,789
Derivative financing instruments	-	-	1,197	-
Others	41,089	53,782	139,160	109,031
	9,739,820	9,613,146	11,257,524	10,653,982

Investments	3,330,285	2,358,862	12,352	12,579
Property, unit and equipment	8,704,767	8,480,566	16,928,487	15,558,459
Intangible	100,734	108,852	1,032,717	1,040,858
	21,875,606	20,561,426	29,231,080	27,265,878
Total Assets	23,526,199	22,422,119	31,642,189	29,743,592

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Current Liabilities
Suppliers	661,804	812,903	883,154	926,935
Loans and financing	758,238	678,373	2,367,112	1,814,278
Taxes and social contributions	349,559	230,432	405,489	263,709
Estimated obligation	460,545	233,886	464,862	237,402
Sector charges	93,237	76,791	100,543	80,753
Concession to pay	-	-	35,287	35,233
Post retirement benefict	108,377	248,240	108,377	248,240
Shareholders remuneration	271,322	64,497	271,322	65,713
Research and development	7,513	6,724	14,072	13,079
Others	20,139	140,219	166,982	238,197
	2,730,734	2,492,065	4,817,200	3,923,539

Non-Current Liabilities
Suppliers	-	-	83,505	9,146
Loans and financing	4,997,102	4,156,567	9,524,920	8,703,740
Taxes and social contributions	745,539	802,452	826,792	875,623
Estimated obligation	-	247,793	-	247,793
Concession to pay	44,177	42,230	1,117,406	1,083,529
Provisions for risks	571,804	622,689	578,360	627,347
Post retirement benefict	237,892	271,861	237,892	271,861
Advance for future capital increase	500,000	300,000	500,000	300,000
Research and development	209,101	184,832	209,203	184,881
Others	2	3,485	257,063	217,988
	7,305,617	6,631,909	13,335,141	12,521,908

Stockholders’ Equity
Capital	6,031,154	6,031,154	6,031,154	6,031,154
Capital Reserves	5,690,383	5,690,383	5,690,383	5,690,383
Income Reserves	1,814,857	1,814,857	1,814,857	1,814,857
Result of the period	472,371	-	472,371	-
Other embracing income	(518,917)	(431,740)	(518,917)	(431,740)
Additional proposed dividends	-	193,491	-	193,491
	13,489,848	13,298,145	13,489,848	13,298,145
Total Liabilities and Stockholders’ Equity	23,526,199	22,422,119	31,642,189	29,743,592

Marketletter

Statement of Income by Activity

(R$ thousand)

	Parent Company
	09.30.12
	Generation	Transmission	Trading of energy	Total
Net operating revenues	2,504,269	1,752,129	1,349,411	5,605,809
Operational Cost	(1,245,331)	(1,203,110)	(2,056,047)	(4,504,488)
Cost with electric energy	(363,198)	-	(2,036,274)	(2,399,472)
Electric Energy purchased for resale	-	-	(2,036,274)	(2,036,274)
Charge on the use of the Electric grid	(363,198)	-	-	(363,198)
Construction cost	-	(315,078)	-	(315,078)
Operation cost	(882,133)	(888,032)	(19,773)	(1,789,938)
Personnel, Material and Third party services	(437,631)	(862,895)	(19,206)	(1,319,732)
Depreciation and amortization	(161,711)	(14,717)	(515)	(176,943)
Use of hydro resources	(166,058)	-	-	(166,058)
Fuel and water for production of electric energy	(106,892)	-	-	(106,892)
Electric energy service inspection fee	(8,410)	(7,642)	(26)	(16,078)
Use of the public good	-	-	-	-
Taxes and fees	(1,431)	(2,778)	(26)	(4,235)
Gross income	1,258,938	549,019	(706,636)	1,101,321
Operating Expenses	(23,811)	(25,392)	(4,243)	(53,446)
Service Results	1,235,127	523,627	(710,879)	1,047,875
Result on the Equity Method	(22,327)	-	-	(22,327)
Financing result	22,237	(278,697)	(21,747)	(278,207)
Result before social contribution and income tax	1,235,037	244,930	(732,626)	747,341
Income tax and Social Contribution	(349,385)	(86,966)	178,055	(258,296)
Income tax and Social Contribution deferred	-	(16,674)	-	(16,674)
Net Result for the period	885,652	141,290	(554,571)	472,371

Marketletter

	Consolidated
	09.30.12
	Generation	Transmission	Trading of energy	Total
Net operating revenues	2,833,159	2,134,335	1,445,229	6,412,723
Operational Cost	(1,476,029)	(1,542,621)	(2,080,485)	(5,099,135)
Cost with electric energy	(395,592)	-	(2,060,712)	(2,456,304)
Electric Energy purchased for resale	-	-	(2,060,712)	(2,060,712)
Charge on the use of the Electric grid	(395,592)	-	-	(395,592)
Construction cost	-	(648,001)	-	(648,001)
Operation cost	(1,080,437)	(894,620)	(19,773)	(1,994,830)
Personnel, Material and Third party services	(470,664)	(869,249)	(19,206)	(1,359,119)
Depreciation and amortization	(234,970)	(14,760)	(515)	(250,245)
Use of hydro resources	(172,635)	-	-	(172,635)
Fuel and water for production of electric energy	(106,892)	-	-	(106,892)
Electric energy service inspection fee	(9,371)	(7,710)	(26)	(17,107)
Use of the public good	(84,194)	-	-	(84,194)
Taxes and fees	(1,711)	(2,901)	(26)	(4,638)
Gross income	1,357,130	591,714	(635,256)	1,313,588
Operating Expenses	(48,215)	(24,946)	(4,243)	(77,404)
Service Results	1,308,915	566,768	(639,499)	1,236,184
Financing result	(127,985)	(302,463)	(21,747)	(452,195)
Result before social contribution and income tax	1,180,930	264,305	(661,246)	783,989
Income tax and Social Contribution	(390,553)	(87,785)	178,055	(300,283)
Income tax and Social Contribution deferred	6,942	(18,277)	-	(11,335)
Net Result for the period	797,319	158,243	(483,191)	472,371

Marketletter

	Parent Company
	09.30.11
	Generation	Transmission	Trading of energy	Total
Net operating revenues	2,247,597	1,509,240	1,273,659	5,030,496
Operational Cost	(1,092,992)	(937,164)	(1,775,013)	(3,805,169)
Cost with electric energy	(332,288)	-	(1,750,358)	(2,082,646)
Electric Energy purchased for resale	-	-	(1,750,358)	(1,750,358)
Charge on the use of the Electric grid	(332,288)	-	-	(332,288)
Construction cost	-	(127,549)	-	(127,549)
Operation cost	(760,704)	(809,615)	(24,655)	(1,594,974
Personnel, Material and Third party services	(419,337)	(795,234)	(23,334)	(1,237,905)
Depreciation and amortization	(161,913)	(3,935)	(335)	(166,183)
Use of hydro resources	(136,537)	-	-	(136,537)
Fuel and water for production of electric energy	(34,940)	-	-	(34,940)
Electric energy service inspection fee	(6,727)	(7,624)	(40)	(14,391)
Taxes and fees	(1,250)	(2,822)	(946)	(5,018)
Gross income	1,154,605	572,076	(501,354)	1,225,327
Operating Expenses	(615,532)	(344,086)	(14,852)	(974,470)
Service Results	539,073	227,990	(516,206)	250,857
Result on the Equity Method	(30,356)	-	-	(30,356)
Financing result	(71,992)	(157,443)	(19,817)	(249,252)
Result before social contribution and income tax	436,725	70,547	(536,023)	(28,751)
Income tax and Social Contribution	(133,927)	(89,282)	226,962	3,753
Income tax and Social Contribution deferred	-	(11,580)	-	(11,580)
Net Result for the period	302,798	(30,315)	(309,061)	(36,578)

Marketletter

	Consolidated
	09.30.11
	Generation	Transmission	Trading of energy	Total
Net operating revenues	2,500,888	1,772,771	1,281,455	5,555,114
Operational Cost	(1,259,314)	(1,169,776)	(1,724,185)	(3,789,542)
Cost with electric energy	(343,300)	-	(1,699,530)	(2,042,830)
Electric Energy purchased for resale	-	-	(1,699,530)	(1,699,530)
Charge on the use of the Electric grid	(343,300)	-	-	(343,300)
Construction cost	-	(363,733)	-
Operation cost	(916,014)	(806,043)	(24,655)	(1,746,712)
Personnel, Material and Third party services	(424,984)	(791,499)	(23,334)	(1,239,817)
Depreciation and amortization	(207,214)	(3,985)	(335)	(211,534)
Use of hydro resources	(149,088)	-	-	(149,088)
Fuel and water for production of electric energy	(34,940)	-	-	(34,940)
Electric energy service inspection fee	(7,693)	(7,637)	(40)	(15,370)
Use of the public good	(88,818)	-	-	(88,818)
Taxes and fees	(3,277)	(2,922)	(946)	(7,145)
Gross income	1,241,574	602,995	(442,730)	1,765,572
Operating Expenses	(620,495)	(345,223)	(14,852)	(980,570)
Service Results	621,079	257,772	(457,582	421,269
Financing result	(238,194)	(168,886)	(19,817)	(426,897)
Result before social contribution and income tax	382,885	88,886	(477,399)	(5,628)
Income tax and Social Contribution	(152,247)	(89,755)	226,962	(15,040)
Income tax and Social Contribution deferred	1,296	(17,206)	-	(15,910)
Net Result for the period	231,934	(18,075)	(250,437)	(36,578)

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Operating Activities
Net income for the period	747,341	(28,751)	783,985	(5,628)
Expenses (revenues) not affecting net working capital
Depreciation and amortization	176,943	166,183	228,814	211,534
Monetary and currency variation	90,368	61,921	136,491	102,481
Income from financial investment	(32,218)	(20,456)	(36,537)	(36,360)
Financing charges	189,990	207,787	318,786	360,777
Equity Method	22,327	30,356	-	-
Provision for credit of questionable liquidation	18,635	32,226	18,635	32,226
Provisions for risks with fiscal, labor and civil litigation	52,726	105,435	52,726	105,667
Plan realignment of staff	-	429,463	-	429,463
Provision for reduction of the recoverable value of assets (impairment)	-	409,000	-	409,000
Results of operations with derivative financial instruments	-	-	-	(664)
Reversion of operating provision (PLCD, Contingencies and FRG)	(158,018)	(147,906)	(157,956)	(147,906)
Write-off of fixed assets	3,557	2,133	3,707	2,401
Financing asset amortization	1,150,134	1,040,556	814,831	991,130
Financing asset income	(907,058)	(857,204)	(936,652)	(887,077)
Others	-	(1,095)	-	(1,095)
Subtotal	1,354,727	1,429,648	1,226,830	1,565,949
Variation in operating assets / liabilities	(37,064)	30,911	40,010	9,213
Payment of financial charges	(226,735)	(280,476)	(286,640)	(284,699)
Payment of RGR charges	(174,929)	(153,636)	(174,929)	(153,636)
Financial charges receivable	4,826	8,333	3,679	8,333
Payment of income tax and social contribution	(45,851)	(138,568)	(54,992)	(140,877)
Collaterals and linked deposits	(92,501)	(65,016)	(92,775)	(87,523)
Renegotiated energy credits-received	160,006	143,195	160,006	143,195
Income participation - payment	(106,039)	(96,729)	(106,039)	(96,729)
Taxes and social contribution - payment – principal	(67,045)	(52,494)	(67,045)	(52,494)
Complementary security fund payment – debt (FRG)	(201,978)	(168,832)	(201,978)	(168,832)
Subtotal	(750,246)	(804,223)	(820,713)	(833,262)
Net cash of operational activities	567,417	656,336	446,127	741,900
Financing Activities
Loans and financing obtained	981,871	782,201	1,335,582	1,431,647
Loans and financing payable - principal	(168,685)	(105,921)	(267,243)	(178,318)
Advance for future capital increase - receipt (AFAC)	200,000	-	200,000	-
Shareholders remuneration - payment	-	-	-	(11,815)
Funding payment	-	-	-	(7,288)
Net cash of financing activities	1,013,186	676,280	1,268,339	1,234,226
Investment Activities
Loans and financing - granted	-	(3,109)	-	(3,109)
Receipt of loans and financing granted	-	1,633	-	1,633
Acquisition of financial assets	(315,078)	(126,901)	(334,376)	(363,085)
Fixed income and equities	33,142	-	34,422
Acquisition of property, unit and equipment	(392,924)	(462,665)	(1,404,700)	(1,691,952)
Acquisition of intangible assets	(3,659)	(6,632)	(4,497)	(6,778)
Acquisition of equity participation investment	(1,036,640)	(738,354)	-	(50)
Receiving remuneration of equity investments	29,994	13,085	-	13,085
Others	-	(5,905)		15,549
Net cash of investment activities	(1,685,165)	(1,328,848)	(1,709,151)	(2,034,707)
Total of cash effects	(104,562)	3,768	5,315	(58,581)
Cash and cash equivalent – beginning of period	115,665	5,222	511,877	478,504
Cash and cash equivalent – end of period	11,103	8,990	517,192	419,923
	(104,562)	3,768	5,315	(58,581)

Marketletter

Analysis of the consolidated result

The company presented a decrease of 48.9% in net profit in 3Q12 regarding 2Q12, from R$ 158.5 million in 2Q12 to R$ 80.9 million in 3Q12. Below we present the main impacts on the result:

Operational Revenue

The net operational revenue in 3Q12 showed an increase of 2.8% compared to 2Q12, from R$ 2,198 million in 2Q12, to R$ 2,265.1 million in 3Q12. The main variations are described below:

Generation

The electric energy supply revenue presented in 3Q12 an increase of R$ 84.6 million in relation to 2Q12. The variation related to 2Q12 is due primarily to the readjustment of the contracts and the partial operation of Santo Antonio power plant (SPE Madeira Energia S.A.).

All other revenue items, on average, showed no changes or significant impacts.

Transmission

The revenue for electric energy transmission, composed by the Operation and Maintenance revenue, of construction and financial, presented in 3Q12 an increase of R$ 51.9 million compared to 2Q12. The increase is due to the following main factors:

•          The Operation and Maintenance revenue presented a 6.0% variation in 3Q12 over the 2T12. The variation is due primarily to the re-adjustment of contracts;

•          The revenue for financial remuneration showed reduction of 3.2% compared to 2T12. The variation related to 2Q12 is due to the amortisation of Annual Allowed Revenue during the period.

•          The construction revenue, increased 24.9% in relation to 2Q12, due to investments in the period. As the company does not register the profit margin in construction operations, the amount of the revenue is annulled by the same amount recognised in the cost of the service.

The deductions presented in 3Q12 a reduction of R$ 20.1 million compared to 2Q12. The variation concerning 2Q12  is due to adjustment in profit margin over the cost of construction showed by SPEs I E Madeira, Transenergia Renovável, Transenergia São Paulo and Transenergia Goiás, due to compliance with the accounting practices of the Eletrobras System.

Trading of energy

The revenue from sale of electric energy presented at 3Q12 a reduction of R$ 58.6 million in relation to 2Q12. The variation related to 2Q12 is due to the lower volume of energy traded in the short term.

The deductions presented in 3Q12 a reduction of R$ 5.6 million compared to 2Q12. The variation related to 2Q12 is directly linked to the energy trading revenue.

Electric energy service cost and operational expenses

Generation

Spending on service costs and operational expenses of the generation segment in the 3Q12 showed an increase of 4.4% in relation to 2Q12, from R$ 504,8 million in 2Q12 to R$ 526,9 million in 3Q12. The main variations are described below:

•          The cost of network usage charges showed an increase of R$ 10.0 million compared to 2Q12. The variations are due to the updating of Annual Allowed Revenue and the operation of the Santo Antonio plant (SPE Madeira Energia), Foz do Chapecó (SPE Chapecoense) and Serra do Facão (SPE Serra do Facão);

•          The fuel acquisition cost increased R$ 16.1 million compared to 2Q12. The increases are due to the gas supply contract for operation of the UTE Santa Cruz (FURNAS).

Transmission

Spending on service costs and operational expenses of the transmission segment in the 3Q12 showed an increase of 25.9% compared to 2Q12, from R$ 511,9 million in 2Q12 to R$ 644,6 million in 3Q12. The variations are caused by:

•          The construction cost presented in 3Q12 an increase of R$ 87.9 million in relation to 2Q12, arising from investments in the period.

Energy trading

Spending on service costs and operational expenses of the energy trading segment in the 3Q12 showed a reduction of R$ 10.7 million compared to 2Q12, from R$ 772,6 million to R$ 761,9 million in 3T12. The variations are caused by:

•          The electric energy purchased for resale presented a reduction of R$ 10.2 million in 3Q12 compared to 2Q12, due to the greater availability of own energy in 3Q12.

Marketletter

Financial Result

The financial revenue in 3Q12 presented a decrease of 26.7% over the 2Q12, from R$ 69.7 million in 2Q12 to R$ 51.0 million in 3Q12. The main variations are described below:

•          The line item “other financial revenues” showed a reduction of R$ 25.7 million in 3Q12 compared to 2Q12. The variations are do to random transactions, with emphasis on reduction of interest and contractual penalties.

Financial expense in the 3Q12 showed an increase of 14.5%, in relation to 2Q12, from R$ 213,9 million to R$ 244,9 million. The main variations are described below:

•          The expense of loans and financing charges showed an increase of R$ 37.0 million in relation to 2Q12, arising from new financing for corporate investments of FURNAS included in the 2012 budget.

Marketletter

Market Data

1. Generation Assets and Energy generated

1.1 Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated – MWh
			1Q12	2Q12	3Q12
Furnas	1,216	598	1,893,726	1,621,548	1,669,046
Luis Carlos Barreto (Estreito)	1,050	495	1,492,314	1,095,603	1,264,970
Mascarenhas de Moraes	476	295	814,810	813,365	858,004
Porto Colômbia	320	185	574,237	633,003	515,995
Marimbondo	1,440	726	2,420,007	1,862,904	2,058,450
Itumbiara	2,082	1,015	2,262,129	2,305,713	1,568,373
Funil	216	121	265,439	252,655	699,770
Corumbá I	375	209	772,201	454,795	280,179
Serra da Mesa (48.46%)*	1,275	671	674,097	877,564	865,445
Manso (70%)	212	92	141,928	98,424	100,398
Santa Cruz	932	687	8,273	155,613	875
Roberto Silveira (Campos)	30	21	0	0	76,577

* Includes only the percentage of Furnas

Unit	Location (State)	Beginning of Operation	End of concession
Furnas	MG	03/1963	07/2015
Luis Carlos Barreto (Estreito)	SP/MG	01/1969	07/2015
Mascarenhas de Moraes	MG	04/1973	10/2023
Porto Colômbia	MG/SP	03/1973	03/2017
Marimbondo	SP/MG	04/1975	03/2017
Itumbiara	GO/MG	02/1980	02/2020
Funil	RJ	04/1969	07/2015
Corumbá I	GO	04/1997	11/2014
Serra da Mesa	GO	04/1998	05/2011**
Manso	MT	10/2000	02/2035
Santa Cruz	RJ	03/1967	07/2015
Roberto Silveira (Campos)	RJ	04/1977	07/2027

** Request for extension of concession sent to Aneel, under examination by the MME.

1.2   SPEs

SPE	Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated MWh
				1Q12	2Q12	3Q12
Enerpeixe S.A.	UHE Peixe Angical e LT Associada	452	271	210,769.71	190,025.24	190,857.07
Baguari Geração de Energia S.A.	UHE Baguari	140	80	32,365.21	56,265.28	34,990.39
Retiro Baixo Energética S.A.	UHE Retiro Baixo	82	39	42,798.49	29,478.49	43,026.51
Foz de Chapecó Energia S.A.	UHE Foz de Chapecó	855	432	208,304.08	75,453.21	268,016.77
Serra do Facão Energia S.A.	UHE Serra do Facão	212.6	182	119,165.02	96,704.67	78,351.09
Madeira Energia SA	PHE Santo Antônio	3,150.40	2,218	12,006.82	217,257.26	279,936.22

Marketletter

Unit	Location (State)	Beginning of Operation	End of concession
UHE Peixe Angical	TO	2006	11/2036
UHE Baguari	MG	2009	08/2041
UHE Retiro Baixo	MG	2010	08/2041
UHE Foz de Chapecó	RS/SC	2010	11/2036
UHE Serra do Facão	GO	2010	11/2036
UHE Santo Antônio	RO	2012	06/2043

2. Electric energy purchased for resale

Own assets

System	Unit	1Q12	2Q12	3Q12
Eletrobras	MWh	2,603,569	3,406,475	3,473,992
	R$ Million	387.39	507.00	517.00
Others	MWh	1,260,118	1,091,880	1,282,440
	R$ Million	137.96	148.00	161.00
Total	MWh	3,863,687	4,498,355	4,756,432
	R$ Million	525.35	655.00	678.00

.

3. Energy sold

Own assets

Buyer	Sales model	1Q12		2Q12		3Q12
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	49.18	546,726	47.23	536,996	48.50	537,675
	B	0	-	0	-	0	-
Others	A	1,135.74	12,614,729	1,135.65	12,345,241	1,136.39	12,034,057
	B	87.07	845,024	99.30	968,531	108.59	1,064,771
Total	A	1,184.92	13,161,455	1,182.88	12,882,237	1,184.89	12,571,732
	B	87.07	845,024	99.30	968,531	108.59	1,064,771

A - Through auction

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE)

	Unit	1Q12	2Q12	3Q12
Sold	R$ Million	24.73	180.14	50.82
	MWh
	MWaverage
Purchased	R$ Million	28.15	-	-
	MWh
	MWaverage
Net	R$ Million	(3.42)	180.14	50.82
	MWh
	MWaverage

Marketletter

5. Fuel used to produce electricity

Type	Unit	1Q12		2Q12		3Q12
		Quantity	R$ million	Quantity	R$ million	Quantity	R$ million
Diesel oil	Liter	2,655,000	5.62			3,126,000	10.47
Gas	M3			64,231,800	9.87	23,328,561	33.52
Other expenses		-	29.34		18.07	-	-
Total:		2,655,000	34.96	64,231,800	27.94		43.99

6. Losses in generation - %

1Q12	2Q12	3Q12
3	3	3

7. Average price– R$/MWh

7.1 Own assets

1Q12	2Q12	3Q12
90.86	92.57	94.85

7.2 SPE

SPE	1Q12	2Q12	3Q12
Enerpeixe S.A.	171.16	173.73	174.61
Retiro Baixo Energética S.A.	150.6	153.46	156.14
Foz de Chapecó Energia S.A.	164.21	168.30	170.28
Serra do Facão Energia S.A.	162.15	164.53	166.59

Marketletter

8. Extension of transmission lines - Km

8.1 Own assets

                8.1.1 Transmission line

From - To	Extension (km)	Tension	Beginning of Operation	End of concession
Foz do Iguaçu - Ivaiporã 1	322	765	aug/89	jul/15
Foz do Iguaçu - Ivaiporã 2	323	765	dec/86	jul/15
Foz do Iguaçu - Ivaiporã 3	331	765	mar/99	jul/15
Itaberá - Ivaiporã 1	265	765	aug/89	jul/15
Itaberá - Ivaiporã 2	264	765	oct/82	jul/15
Itaberá - Ivaiporã 3	272	765	may/00	jul/15
Itaberá - Tijuco Preto 1	305	765	jul/89	jul/15
Itaberá - Tijuco Preto 2	304	765	oct/82	jul/15
Itaberá - Tijuco Preto 3	312	765	may/01	jul/15
Subtotal - 765 kV	2,698.00
Foz do Iguaçu - Ibiúna Bipolo 1	792	600	mar/85	jul/15
Foz do Iguaçu - Ibiúna Bipolo 2	820	600	aug/87	jul/15
Subtotal - 600 kV	1,612.00
Adrianópolis - Cachoeira Paulista 1	171	500	feb/74	jul/15
Adrianópolis – Resende	115	500	dec/79	jul/15
Cachoeira Paulista - Resende	56	500	dec/79	jul/15
Adrianópolis - Cachoeira Paulista 3	177.5	500	may/04	jul/15
Adrianópolis - Grajaú	55	500	dec/77	jul/15
Adrianópolis - São José	33	500	aug/91	jul/15
Angra - Cachoeira Paulista	103	500	jun/77	jul/15
Angra - Zona Oeste	97.5	500	mar/11	jul/15
Grajaú - Zona Oeste	79	500	mar/11	jul/15
Angra - São José	133	500	dec/98	jul/15
Araraquara - Campinas	171	500	jul/76	jul/15
Araraquara - Poços de Caldas	176	500	apr/76	jul/15
Cachoeira Paulista - Campinas	223	500	sep/77	jul/15
Cachoeira Paulista - Itajubá	53	500	jul/02	jul/15
Cachoeira Paulista - Taubaté	83	500	jun/83	jul/15
Cachoeira Paulista - Tijuco Preto	181	500	nov/88	jul/15
Campinas – Itatiba 1	26.5	500	mar/03	jul/15
Ibiúna – Itatiba 1	86.5	500	mar/03	jul/15
Gurupi – Miracema	255	500	mar/99	jul/15
Itumbiara - São Simão	166	500	jan/79	jul/15
Marimbondo - Água Vermelha	172	500	aug/79	jul/15
Marimbondo - Araraquara 1	195	500	apr/76	jul/15
Marimbondo - Araraquara 2	194	500	aug/76	jul/15
Poços de Caldas – Itajubá	139	500	jul/02	jul/15
Serra da Mesa – Gurupi	256	500	mar/99	jul/15
Serra da Mesa - Samambaia 1	249	500	mar/98	jul/15
Serra da Mesa - Samambaia 2	248.5	500	jan/99	jul/15
Tijuco Preto - Taubaté	13	500	mar/84	jul/15
Ibiúna - Bateias Circuito 1	332	500	mar/03	may/31
Ibiúna - Bateias Circuito 2	332	500	mar/03	may/31
Subtotal - 500 kV	4,571.50
Adrianópolis - Itutinga 1	199	345	mar/68	jul/15
Adrianópolis - Itutinga 2	199	345	aug/70	jul/15
Adrianópolis - Jacarepaguá 1	38	345	mar/68	jul/15
Adrianópolis - Jacarepaguá 2	38	345	aug/70	jul/15
Adrianópolis - Venda das Pedras	107	345	nov/10	jul/15
Macaé - Venda das Pedras	122	345	nov/10	jul/15
Adrianópolis - Macaé	177	345	sep/02	jul/15
Bandeirantes - Samambaia 1	157	345	feb/99	jul/15
Bandeirantes - Samambaia 2	155	345	feb/99	jul/15
Campinas - Guarulhos	88	345	feb/03	jul/15
Campinas - Poços de Caldas	126	345	oct/72	jul/15
Campos - Macaé 1	89	345	nov/01	jul/15
Campos - Macaé 2	89	345	sep/02	jul/15
Campos - Macaé 3	90	345	jun/10	mar/35
Campos – Viana	199	345	dec/05	jul/15
Viana – Vitória	26	345	dec/05	jul/15
Campos – Vitória	224	345	oct/77	jul/15
Corumbá - Brasília Sul	254	345	mar/97	jul/15

Marketletter

From - To	Extension (km)	Tension	Beginning of Operation	End of concession
Corumbá – Itumbiara	79	345	mar/97	jul/15
Furnas - Itutinga 1	198	345	mar/68	jul/15
Furnas - Itutinga 2	199	345	dec/69	jul/15
Furnas - Mascarenhas de Moraes	104	345	may/68	jul/15
Furnas - Estreito	112	345	feb/70	jul/15
L.C.Barreto - Estreito 2	24	345	feb/70	jul/15
Furnas – Pimenta	66	345	mar/67	jul/15
Furnas - Poços de Caldas 1	131	345	sep/63	jul/15
Furnas - Poços de Caldas 2	131	345	apr/65	jul/15
Guarulhos - Ibiúna 1	75	345	jun/90	jul/15
Guarulhos - Ibiúna 2	75	345	jul/90	jul/15
Guarulhos – Nordeste	30	345	mar/64	jul/15
Guarulhos - Poços de Caldas 1	182	345	sep/63	jul/15
Guarulhos - Poços de Caldas 2	184	345	nov/66	jul/15
Ibiúna - Tijuco Preto 1	97	345	nov/83	jul/15
Ibiúna - Tijuco Preto 2	97	345	jul/84	jul/15
Itumbiara - Bandeirantes 1	180	345	jul/73	jul/15
Itumbiara - Bandeirantes 2	180	345	jul/77	jul/15
Itumbiara - Porto Colômbia	201	345	jun/73	jul/15
Mascarenhas - Estreito	13	345	mar/69	jul/15
L.C.Barreto - Estreito 1	24	345	mar/69	jul/15
L.C.Barreto - Poços de Caldas 1	198	345	nov/69	jul/15
L.C.Barreto - Poços de Caldas 2	197	345	sep/70	jul/15
L.C.Barreto - Volta Grande	112	345	jun/73	jul/15
Marimbondo - Porto Colômbia	77	345	oct/75	jul/15
Mogi - Nordeste	20	345	mar/64	jul/15
Mogi - Poços de Caldas	204	345	feb/71	jul/15
Ouro Preto - Vitória	383	345	mar/05	jul/15
Pimenta - Barreiro	198	345	mar/67	jul/15
Porto Colômbia - Volta Grande	45	345	jun/73	jul/15
Samambaia - Brasília Sul 1	12.5	345	feb/99	jul/15
Samambaia - Brasília Sul 2	15	345	feb/99	jul/15
Subtotal - 345 kV	6,220.50
Barro Alto - Niquelândia	87	230	oct/99	jul/15
Brasília Geral - Brasília Sul 2	13	230	sep/07	jul/15
Brasília Sul - Pirineus	107	230	sep/07	jul/15
Pirineus - Xavantes	40	230	nov/06	jul/15
Brasília Geral - Brasília Sul 1	13	230	oct/72	jul/15
Brasília Sul - Barro Alto	132	230	mar/82	jul/15
Itumbiara - Cachoeira Dourada	44	230	oct/73	jul/15
Itumbiara - Rio Verde 1 (1º trecho)	208	230	jan/86	jul/15
Itumbiara - Rio Verde 2	202	230	apr/92	jul/15
Rio Verde - Barra do Peixe 2	240	230	feb/94	jul/15
Rio Verde - Rondonópolis	257	230	nov/82	jul/15
Rio Verde - Barra do Peixe 1	240	230	nov/87	jul/15
Rio Verde - Cachoeira Dourada 1	175	230	dec/86	jul/15
Serra da Mesa - Niquelândia	105	230	oct/99	jul/15
Xavantes - Bandeirantes 2	20	230	sep/73	jul/15
Manso - Nobres	66	230	may/98	jul/15
Subtotal - 230 kV	1,949.00
Adrianópolis - Cepel 1	1.5	138	apr/81	jul/15
Adrianópolis - Cepel 2	1.5	138	apr/81	jul/15
Adrianópolis - Magé 1	48	138	apr/73	jul/15
Adrianópolis - Magé 2	48	138	jan/73	jul/15
Alcântara - Adrianópolis 1	19.5	138	jul/76	jul/15
Alcântara - Adrianópolis 2	20	138	dec/98	jul/15
Alcântara - Adrianópolis 3	20	138	dec/98	jul/15
Alcântara - Imbariê - Adrianópolis	19.5	138	may/75	jul/15
Angra - Angra (Ampla)	34	138	apr/71	jul/15
Angra - Jacuacanga	34	138	oct/77	jul/15
Angra - Santa Cruz	96	138	oct/77	jul/15
Cachoeira Paulista - Volta Redonda 2	105	138	jun/87	jul/15
Campos - Cachoeiro do Itapemirim 1	106	138	feb/73	jul/15
Campos - Cachoeiro do Itapemirim 2	106	138	feb/73	jul/15
Campos - Rocha Leão	110	138	feb/73	jul/15
Campos - Iriri	97	138	aug/73	jul/15
Iriri - Rocha Leão	13	138	aug/73	jul/15
Cachoeira Paulista - Volta Redonda 1	105	138	nov/86	jul/15
Jacarepaguá - Ari Franco	10	138	dec/67	jul/15
Jacarepaguá - Cosmos	24	138	dec/67	jul/15
Jacarepaguá - Mato Alto	16	138	sep/73	jul/15
Jacarepaguá - Palmares	28	138	nov/72	jul/15
Jacarepaguá - ZIN	33	138	nov/72	jul/15
Jacuacanga - Brisamar	44	138	oct/77	jul/15
Muriqui - Angra (Ampla)	36	138	apr/71	jul/15
Muriqui - Brisamar	20	138	apr/71	jul/15
Palmares - Mato Alto	13	138	sep/73	jul/15
Rio Verde - Ramal P. Emas - Couto Magalhães	254	138	jan/77	jul/15
Rio Verde - Cachoeira Dourada 2	174	138	17/08,77	jul/15
Rocha Leão - Magé 1	108	138	jan/73	jul/15
Rocha Leão - Magé 2	108	138	jan/73	jul/15
Santa Cruz - ZIN - Ari Franco	31	138	dec/67	jul/15
Santa Cruz - ZIN – Cosmos	17	138	dec/67	jul/15
Santa Cruz - Brisamar 1	20	138	oct/77	jul/15
Santa Cruz - Brisamar 2	13	138	apr/71	jul/15
Santa Cruz - Jacarepaguá	38	138	oct/72	jul/15
Santa Cruz - Palmares 1	14	138	nov/72	jul/15
Santa Cruz - Palmares 2	14	138	sep/73	jul/15
Santa Cruz - ZIN	5	138	nov/72	jul/15
São José - Imbariê 1	18	138	dec/98	jul/15
São José - Imbariê 2	18	138	dec/98	jul/15
São José - Magé 1	46	138	jun/01	jul/15
São José - Magé 2	46	138	jun/01	jul/15
UTE Campos - Campos 1	1	138	jul/77	jul/15
UTE Campos - Campos 2	1	138	jul/87	jul/15
Manso - Nobres	70	138	apr/98	jul/15
Subtotal - 138 kV	2,204.00
Eletrodo de Terra - Foz do Iguaçu 1	16	25	apr/85	jul/15
Eletrodo de Terra - Foz do Iguaçu 2	15	25	aug/87	jul/15
Eletrodo de Terra - Ibiúna 1	67	25	apr/85	jul/15
Eletrodo de Terra - Ibiúna 2	67	25	aug/87	jul/15
Total	19,420.00

**   Revenue incorporated to the generation concession, considering that the transmission line is used  exclusively by Manso Power Plant.

*** Revenues already considered by Aneel in the revenues of Foz do Iguaçu – Ibiúna and Bipolo 1 and 2Transmission  Lines.

Marketletter

8.1.2 Substation

Substation	Transformation capacity (MVA)	Localizacion	Beginning of Operation	End of concession
Adrianópolis	2,580	Nova Iguaçu/Rio de Janeiro	11.70	jul/15
Angra	967.07	Angra dos Reis/Rio de Janeiro	04.71	jul/15
Araraquara	-	Araraquara/São Paulo	04.76	jul/15
Bandeirantes	1,383.33	Aparecida de Goiânia/Goiás	10.72	jul/15
Barro Alto	182.66	Barro Alto/Goiás	03.82	jul/15
Brasília Geral	270	Brasília/Brasília	02.60	jul/15
Brasília Sul	1,544.20	Taguatinga/Brasília	03.73	jul/15
Cachoeira Paulista	583.30	Cachoeira Paulista/São Paulo	10.76	jul/15
Campinas	2,156.70	Campinas/São Paulo	09.72	jul/15
Campos	1,283.33	Campos dos Goytacazes/Rio de Janeiro	02.73	jul/15
Foz do Iguaçu	15,975	Foz do Iguaçu/Paraná	12.82	jul/15
Grajaú	2,800	Rio de Janeiro/Rio de Janeiro	12.79	jul/15
Guarulhos	-	São Paulo/São Paulo	09.63	jul/15
Gurupi	-	Gurupi/Tocantins	03.99	jul/15
Ibiúna	11,600.40	Ibiúna/São Paulo	04.84	jul/15
Imbariê	-	Duque de Caxias/Rio de Janeiro	10.68	jul/15
Iriri	-	Macaé/Rio de Janeiro	10.09	jul/15
Itabera	-	Itabera/São Paulo	09.82	jul/15
Itutinga	-	Itutinga/Minas Gerais	04.67	jul/15
Ivaiporã	11,006	Manoel Ribas/Paraná	10.82	jul/15
Jacarepaguá	1,350	Rio de Janeiro/Rio de Janeiro	12.67	jul/15
Macaé	-	Macaé/Rio de Janeiro	11.01	jul/15
Mogi das Cruzes	-	Mogi das Cruzes/São Paulo	03.64	jul/15
Niquelândia	-	Niquelândia/Goiás	10.99	jul/15
Pirineus	-	Anápolis/Goias	11.06	jul/15
Poços de Caldas	1,846.66	Poços de Caldas/Minas Gerais	09.63	jul/15
Resende	-	Resende/Rio de Janeiro	04.09	jul/15
Rio Verde	-	Rio Verde/Goiás	12.75	jul/15
Rocha Leão	-	Rio das Ostras/Rio de Janeiro	12.72	jul/15
Samambaia	-	Brasilia/Distrito Federal	03.98	jul/15
São José	2,400	Belfort Roxo/Rio de janeiro	08.91	jul/15
Usina São Gonçalo	42.50	São Gonçalo/Rio de Janeiro	07.77	jul/15
Tijuco Preto	17,014.70	Mogi das Cruzes/São Paulo	09.82	jul/15
Viana	750	Viana/Espirito Santo	12.05	jul/15
Vitória	969.20	Serra/Espirito Santo	11.78	jul/15
Zona Oeste	-	Nova Iguaçu/Rio de Janeiro	03.11	jul/15
Usina Campos	-	Campos dos Goytacazes/Rio de Janeiro	12.68	jul/15
Usina Corumbá	556	Caldas Novas/Goiás	03.97	jul/15
Usina Funil	300	Itatiaia/Rio de Janeiro	12.69	jul/15
Usina Furnas	1,399.17	São José da Barra/Minas Gerais	09.63	jul/15
Usina Itumbiara	5,074.99	Araporã/Minas Gerais	03.73	jul/15
Usina Luiz C. Barreto	1,333.32	Pedregulho/São Paulo	03.69	jul/15
Usina Mascarenhas de Moraes	1,287.66	Ibiraci/Minas Gerais	12.56	jul/15
Usina Marimbondo	2,393.32	Fronteira/Minas Gerais	08.75	jul/15
Usina Manso	312.50	Chapada dos Guimarães/Mato Grosso	11.00	jul/15
Usina Porto Colômbia	425	Planura/Minas Gerais	07.73	jul/15
Usina Santa Cruz	1,544	Rio de Janeiro/Rio de Janeiro	06.67	jul/15
Usina Serra da Mesa	1,576.20	Minaçu/Goiás	03.98	jul/15

* Not available

Marketletter

8.2 SPEs

SPE	Object (From - To)	Extension (km)	Tension	Beginning of Operation	End of concession
Transirapé	Irapé – Araçuaí	65	230	05/2007	dec-34
Transudeste	Itutinga – Juiz de Fora	140	345	02/2007	oct-34
Transleste	Montes Claros – Irapé	138	345	12/2006	jul-05
Enerpeixe S.A	Peixe Angical – Peixe 2	17	500	04/2006	nov-36
Cia. Centroeste de Furnas	Furnas – Pimenta II	62.7	345	03/2010	mar-35
Chapecoense Geração S.A	SE Foz do Chapecó – Gurita /RS	72.6	230	03/2011	nov-36
Chapecoense Geração S.A	SE Foz do Chapecó – SE Xanxerê /SC	77.6	230	03/2011	nov-36
Chapecoense Geração S.A	HEU Foz do Chapecó – SE de Foz do Chapecó	1	230	03/2011	nov-36
Retiro Baixo Energética S.A.	HEU Retiro Baixo – SE Curvelo	45	138	10/2010	aug-41
Serra do Facão Energia S.A	HEU Serra do Facão – SE Celg de Catalão	32	138	10/2010	nov-36
Baguari Energia S.A	HEU Baguari - SE Baguari	200	230	02/2010	aug-41
Baguari Energia S.A	SE Baguari - Mesquita – Gov. Valadares	2.5	230	04/2010	aug-41
Baguari Energia S.A	SE Baguari - Mesquita	69	230	04/2010	aug-41
Baguari Energia S.A	SE Baguari - Mesquita – Gov. Valadares	26	230	04/2010	aug-41
Transenergia Renovável S.A	TL Barra dos Coqueiros - Quirinópolis (Rede Básica 2)	52	230	05/2011	apr-39
Transenergia Renovável S.A	TL Quirinópolis - UTE Quirinópolis (IEG)	34.4	138	05/2011	jun-25
Transenergia Renovável S.A	TL Quirinópolis - UTE Boavista (IEG)	16.7	138	05/2011	jun-25

9. Total RAP (Allowed Annual Revenue) for transmission lines– R$ million – N/A

10. Losses in transmission - %

1Q12	2Q12	3Q12
3	3	3

Marketletter

11. Main investments of parent company– R$ Million

Project	1Q12	2Q12	3Q12	2012 budget
Generation	41,653	110,345	224,668	530,790
Installation of Combined Cycle TPU Santa Cruz (RJ)	1,903	1,992	1,769	8,110
Installation of HPU Batalha (Paulista)	16,774	70,431	71,347	236,880
Installation of HPU Simplício and SHU Anta	12,532	32,256	34,680	108,572
Modernization of HPU Furnas (MG)	5,017	2,357	57,889	79,460
Modernization of HPU Luiz Carlos Barreto (MG)	4,740	1,525	29,535	37,513
Maintenance of the generation system of electric energy	687	1,784	29,448	60,256
Transmission	67,869	99,572	125,402	558,595
Transmission System Bom Despacho – Ouro Preto	1,118	6,970	5,956	26,534
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	12	7	9	1,163
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	4,850	9,336	13,826	45,554
Installation of Transmission System Mascarenhas - Linhares	794	138	117	3,628
Reinforcement of Transmission System – Rio de Janeiro and Esp.Santo	2,132	6,564	8,704	235,757
Reinforcement of Transmission System – S. Paulo and Minas Gerais	20,147	26,077	30,603
Reinforcement of Transmission System - Goiás,Mato Grosso and DF	8,973	20,496	20,384
Transmission System maintenance	29,674	29,935	45,714
Itaipu transmission system – São Paulo – Torres Reinforcement	168	49	43	242,622
Enlargement of transmission in the Mid-Western Region	1	-	45	3,338
Others	4,323	10,467	21,666	187,454
Maintenance of real estate	787	1,194	1,386	11,563
Maintenance of real estate, vehicles, turbinery and equipment	1,193	2,607	4,701	27,940
Maintenance of info technology assets	1,246	2,006	2,573	45,653
Environmental preservation and conservation of generation and transmission	1,097	4,660	13,007	102,299
Total	113,845	220,384	371,735	1,276,840

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total of Investment R$ million	Installed capacity - MW	Guaranteed Energy	Beginning of Operation	Beginning of Construction	End of concession
Imunitação UHE Batalha **	MG/GO	978.17 Basis: Aug/08	52.5	48.8	Estimated for Turbine 1 –05.2013 Turbine 2 – 06.2013	06.08	08. 41
Imunitação UHE Simplício / PCH Anta ***	RJ/MG	2,289.51 Basis: Dec/08	333.7	191.3	Estimated Simplício: Turbine 1 – 11/2012 Turbine 2 –12/2012 Turbine 3 –01/2013 Anta: Turbine 1 – 05/2013 Turbine 2 – 06/2013	03.07	08.41

**         Considers HEU Batalha and associated transmission: SE HEU Batalha, TL Batalha – Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig).

***        Considers HUE Simplício, SHUAnta and associated transmission: SE HEU Simplício – C, SE SHU Anta – C, SE Rocha Leão (Ampla) – C, TL Anta – Simplício and TL Simplício – Rocha Leão (Ampla).

Marketletter

12.1.2 SPEs

SPE	Unit	Participation %	Location	Total of Investment R$ million	Installed capacity MW	Guaranteed Energy	Beginning of Operation	Beginning of Construction	End of concession
Cia. Hidrelétrica Teles Pires	UHE Teles PIres	24.5	MT	3,966.07 Basis: dec/2011	1,820	915.4	Apr/15 Estimated	Aug/11	Dec/45 Estimated
Madeira Energia S.A.*	UHE Santo Antonio	39	RO	1,.200.08 Basis: Dec/2011	3,150.40	2.218	Mar/12	Sep/08	2043
Brasventos Eolo Geradora de Energia S.A.	EOL Rei dos Ventos 1	24.5	RN	258.78 Basis: Dec/2011	58.45	21	Jan/13	Apr/12	Dec/45
Rei dos Ventos 3 Geradora de Energia S.A.	EOL Rei dos Ventos 3	24.5	RN	263.58 Basis: Dec/2011	60.12	21	Jan/13	Jun/11	Dec/45
Brasventos Miassaba 3 Geradora de Energia S.A.	EOL Miassaba 3	24.5	RN	276.43 Basis: Dec/2011	68.47	22	Sep/12	Jun/11	Dec/45
Central Geradora Eólica Famosa I S.A.	Famosa I*	49.0	RN	75.83	22.5	11.1	07/14	11/12	05/42
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil*	49.0	CE	50.55	15.0	7.7	07/14	11/12	03/42
Central Geradora Eólica Rosada S.A.	Rosada*	49.0	RN	101.10	30.0	13.4	07/14	11/12	Estimated 09/42**
Central Geradora Eólica São Paulo S.A.	São Paulo*	49.0	CE	58.98	17.5	8.1	07/14	11/12	03/42
Energia dos Ventos I	Goiabeira	49.0	CE	75.23	22.5	9.9	01/16	09/13	07/42
Energia dos Ventos II	Ubatuba	49.0	CE	41.80	12.5	5.8	01/16	09/13	07/42
Energia dos Ventos III	Santa Catarina	49.0	CE	66.83	20	8.5	01/16	09/13	07/42
Energia dos Ventos IV	Pitombeira	49.0	CE	100.33	30	13.9	01/16	09/13	07/42
Energia dos Ventos V	São Januário	49.0	CE	75.23	22.5	9.0	01/16	09/13	07/42
Energia dos Ventos VI	Nossa Senhora de Fátima	49.0	CE	100.33	30	12.8	01/16	09/13	Estimated 09/42**
Energia dos Ventos VII	Jandaia	49.0	CE	100.33	30	14.1	01/16	09/13	Estimated 09/42**
Energia dos Ventos VIII	São Clemente	49.0	CE	75.23	22.5	9.3	01/16	09/13	07/42
Energia dos Ventos IX	Jandaia I	49.0	CE	75.23	22.5	9.9	01/16	09/13	07/42
Energia dos Ventos X	Horizonte	49.0	CE	58.50	17.5	7.3	01/16	09/13	07/42

*  Furnas has the right to participate in these ventures, as Statement of Commitment signed for this purpose, provided the assumptions set forth herein. To date this right has not been exercised.

**  Publication of Grant Wind Farm has not yet occurred, therefore, this date is only forecast.

Marketletter

12.2 Transmission

12.2.1 Own assets

12.2.1.1 Transmission lines

Own lines From - to	Total of Investment R$ million	Extension of lines (km)	Tension (kV)	Beginning of Operation	End of concession
TL Tijuco Preto – Itapeti and TL Itapeti – Nordeste **	166.00 Basis: Oct/05	50	345	Estimated 10.12 for TL Tijuco Preto – Itapeti and 04.13 for Itapeti - Nordeste	04.36
TL Bom Despacho 3 – Ouro Preto 2 ***	121.00 Basis: Nov/08	180	500	Estimated 09.13	01.39
TL Mascarenhas – Linhares and SE Linhares ****	67.20 Basis: Nov/09	99	230	Estimated 05.14	07.40
TL Xavantes – Pirineus	27.10 Basis: Nov/11	50	230	Estimated 12.13	12.41

*Considers TL Tijuco Preto – Itapeti 3 and 4 and Itapeti – Northeast and SE Itapeti-C, Northeast -C and Tijuco Preto. Value of total investment on the Original business plan of the project. Requested to Aneel the division of the plant in two sections, TL Tijuco Preto – Itapeti and Itapeti – Northeast (letter SL.E.E. 017.2010). The expectation of the beginning of operation (October 2012) refers only to Tijuco Preto – Itapeti, which had its license issued on 11.26.2010. For the Itapeti – Nordeste the installation license has not yet been issued.

**Considers, in addition to the TL 500 kV Bom Despacho 3-Ouro Preto, the SE Bom Despacho 3 (Cemig) – C and Ouro Preto 2 (Cemig)-3A. The dates relating to the environmental licensing changed. Licenses expected to be issued by October 2012.

***Includes, in addition to the TL 230 kV Mascarenhas-Linhares, the SE Mascarenhas (Escelsa) and Linhares (Escelsa). The dates relating to the environmental licensing changed.  ThePrevious License is expected by August 2012 and the Installation License by April 2013.

12.2.1.2 Substations

SE	Total of Investment R$ million	Transformation capacity	Location (State)	Beginning of Operation	End of concession
SE Zona Oeste 500 / 138 kV (Auction 002/2012, Part E)	43.38 Basis: Mar/12	Installation of 500/138 kV – (3+1R) x 300 MVA transformer plus respective connections to transformers	RJ	01.14	05.42

Marketletter

12.2.2. SPEs

12.2.2.1 Transmission lines

SPE	Object (From - To)	Participation %	Total of Investment R$ million	Extension of lines - KM	Tension	Beginning of Operation	End of concession
Interligação Elétrica Madeira S.A. (IE Madeira)	TL Porto Velho – Araraquara 2	24.5	3,510.31 (Basis: dec/2011)	2.375	600	11/12	02/39
Transenergia Renovável S.A. Conexão de Usinas de Biomassa e Pequenas Centrais Hidrelétricas (PCH) ao SIN	TL Chapadão – Jataí	49	365.6 (Basis: dec/2011)	128	230	07/12	06/25
	TL Palmeiras – Edéia			60
	TL Jataí –TEP Jataí			51,2	138
	TL Jataí – TEP Perolândia			40
	TL Mineiros – TEP Água Emendada			24
	TL Morro Vermelho – TEP Alto Taquari			31
	TL Edéia – TEP Tropical Bioenergia I			49
	TL Edéia – TEP Tropical Bionenergia II			21
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia	49	81.71 (Basis: dec/2011)	100	230	01/13	11/39
	Niquelândia - Barro Alto			88	230
Goiás Transmissão S.A.	Rio Verde Norte - Trindade	49	395.36 (Basis: dec/2011)	193	500	12/12	07/40
	Trindade – Xavantes			37	230
	Trindade – Carajás			29
MGE Transmissão S.A.	Mesquita - Viana 2	49	279.65 (Basis: dec/2011)	248	500	07/12	07/40
	Viana 2 - Viana			10	345

12.2.2.2 Substations

SE	Total of Investment R$	Transformation capacity	Location	Beginning of operation	End of concession
SE Itatiba	73.166.153,00	800MVA	Itatiba - SP	08/12	05/39
SE Corumbá	25.928.886,00	150MVA	Caldas Novas GO	02/13	06/41
SE Luziânia and Niquelândia	39.226.000,00	255MVA	Luziânia GO Niquelândia GO	11/13	05/42

Marketletter

13. Loans and financing – R$ Million

Local currency - LC

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Due	Index
Eletrobras	45	45	43	03. 2018	9.5% p.y.
Eletrobras	90	88	85	12.2018	7% p.y.
Eletrobras	15	14	14	12.2015	7% p.y.
Eletrobras	102	104	105	03.2023	IPCA + 7% p.y.
Eletrobras	2	2	2	10.2014	6.5% p.y.
Eletrobras	336	341	342	06.2030	IPCA + 7% p.y.
Eletrobras	204	207	207	12.2030	IPCA + 7% p.y.
Eletrobras	644	652	654	11.2029	IPCA + 7% p.y.
Eletrobras	5	5	4	11.2029	6.5% p.y.
Eletrobras	627	630	625	06.2030	IPCA + 7% p.y.
Eletrobras	619	630	633	12.2021	IPCA + 7% p.y.
Eletrobras	258	263	266	12.2022	IPCA + 7% p.y.
Eletrobras - Eletronet	0	0	137	08.2020	Selic
BNDES	842	827	812	07.2026	TJLP+1.91% p.y.
BNDES	177	173	170	12.2025	TJLP+ 3.00% p.y.
BNDES	54	53	52	07.2026	TJLP+ 2.18% p.y.
Caixa Econômica Federal	10	10	10	01.2031	8.70% p.y.
Caixa Econômica Federal	207	212	216	07.2012	103.90%CDI
Caixa Econômica Federal	0	0	405	08.2020	111.0%CDI
Banco do Brasil S.A.	109	111	113	10.2012	104.15%CDI
Banco do Brasil S.A.	83	85	405	10.2012	103.20%CDI
Basa	0	0	202	07.2017	102.89%CDI
Basa	195	199	203	02.2013	101.9999%CDI

Foreign currency - FC

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Due	Currency
Eletrobras	43	44	45	04.04.18	US$
Eletrobras	222	232	241	10.06.18	Yen
Bid	62	82	83	12.15.31	US$

14. Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016	Total (LC + FC)
By activity
Generation	859	100	252	265	276	2,859	4,611
Transmission	66	36	74	74	74	74	398
By creditos
Eletrobras	240	98	250	260	269	2,140	3,257
Others	685	38	76	79	81	793	1,752

Marketletter

14.2 Energy purchase

Parent company

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
MWh	16,232,832	988,185	241,776	241,776	242,438	241,776
R$ milhões	2,340	104	4	4	4	4

14.3 Energy sale

Parent company

Contracts of Energy sale	Unit	2012	2013	2014	2015	2016	After 2016
Regulated Environment	MWh	53,228,648	29,327,653	9,537,976	8,292,480	8,315,179	5,895,480
	R$ Million	4,944	2,951	1,073	940	942	643
Bilateral Contract	MWh	3,566,128	470,079	96,192	510,698	415,641	415,641
	R$ Million	350	52	11	62	51	51
Total	MWh	56,794,776	29,797,732	9,634,168	8,803,178	8,730,820	6,311,121
	R$ Million	5,294	3,003	1,084	1,002	993	695

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 – By tenure

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	881	806	817
6 to 10	1,438	1,537	1,541
11 to15	279	254	255
16 to 20	39	67	67
21 to 25	566	534	514
Up to 25	1,567	1,525	1,482
Total	4,770	4,723	4,676

15.2 – By departments

Departmants	Number of employees
	1Q12	2Q12	3Q12
Administrative	1,212	1,201	1,181
Operational	3,558	3,522	3,495
Total	4,770	4,723	4,676

Marketletter

15.3 – By region

State	Number of employees
	1Q12	2Q12	3Q12
Distrito Federal	164	162	163
Espírito Santo	85	84	81
Goiás	298	297	297
Minas Gerais	756	749	740
Mato Grosso	13	13	13
Paraná	207	203	200
Rio de Janeiro	2.506	2.489	2,473
Rondônia	54	50	48
São Paulo	676	665	651
Tocantins	11	11	10
Total	4.770	4.723	4,676

16. Complementary work force

Operational	1Q12	2Q12	3Q12
	1,536	1,525	1,537

17. Turn-over

1Q12	2Q12	3Q12
0.0282	0.0116	0.0107

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Current Assets
Cash and banks	23,007	3,306	129,948	52,594
Open market investment	130,141	265,332	374,903	511,430
	153,148	268,638	504,851	564,024
Credits and receivables
Consumers	1,056,515	847,731	1,063,078	854,904
(-)Provision for doubtful accounts	(204,883)	(102,454)	(204,883)	(102,454)
Taxes and contributions to recover	129,535	12,898	149,962	21,964
Marketable securities	753,998	917,439	791,867	917,439
Employees advance payment	32,946	19,125	33,020	19,344
Stored materials	83,066	85,098	83,066	85,098
Service in course	94,970	92,244	97,871	93,354
Collaterals and linked deposits	11,003	11,003	26,767	36,297
Financial assets	287,950	258,455	391,437	332,222
Others	84,000	78,365	120,079	91,683
	2,482,248	2,488,542	3,057,115	2,913,875

Non-Current Assets
Consumers	1,521	-	1,521	-
Taxes and contributions to recover	190,971	189,545	280,721	256,073
Marketable securities	4,281	5,173	4,281	5,173
Fiscal credits – deferred social contribution	147,743	130,085	156,538	137,316
Fiscal credits – deferred tax	283,027	246,673	308,117	266,761
Goods and rights for sale	10,371	12,122	10,371	12,128
Legal deposits	381,004	267,930	382,492	269,401
Collaterals and linked deposits	29,656	27,855	35,500	33,022
Financial assets	1,544,255	1,568,464	2,534,514	2,218,285
Indemnification of financial assets	4,461,752	4,245,062	4,821,682	4,549,729
Others	30,386	28,575	41,312	41,760
	7,084,967	6,721,484	8,577,049	7,789,648

Investments
Permanent equity	1,931,618	1,405,355	86,057	76,173
Others	3,512	3,343	3,512	3,343
	1,935,130	1,408,698	89,569	79,516
Property, unit and equipment
In service	19,295,051	19,229,113	19,297,280	19,230,106
Accumulated depreciation	(8,926,556)	(8,629,573)	(8,926,753)	(8,629,651)
	10,368,495	10,599,540	10,370,527	10,600,455
In course	955,980	696,969	4,138,893	2,785,708
	11,324,475	11,296,509	14,509,420	13,386,163
Obligations related to the Concession	-118,954	-122,642	-118,954	-122,642
	11,205,521	11,173,867	14,390,466	13,263,521
Intangible
In service	64,291	49,152	65,435	71,895
Accumulated amortization	(43,417)	(35,442)	(43,663)	(35,569)
	20,874	13,710	21,772	36,326
In course	5,767	15,856	51,269	35,798
	26,641	29,566	73,041	72,124
	20,252,259	19,333,615	23,130,125	21,204,809
Total Assets	22,734,507	21,822,157	26,187,240	24,118,684

Marketletter

Liabilities	Parent Company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Current Liabilities
Suppliers	229,880	370,788	458,392	562,558
Personnel	11,156	14,362	13,119	15,710
Taxes and social contribution	424,989	220,996	480,112	231,765
Loans and financing	73,515	319,831	1,129,336	763,204
Debt charges	2,890	9,868	3,411	15,638
Income participation	2	102,451	2	102,451
Shareholders remuneration	635,638	299,328	635,638	299,328
Compensation for the use of water resources	39,214	40,016	39,214	40,016
Estimated obligations	182,952	126,443	183,638	127,019
Retirement benefit	10,920	109,063	10,920	109,063
Sector charges	58,599	72,430	58,718	72,558
Research and development	52,750	50,108	54,697	51,811
Debenturs	-	-	111,668	105,492
Others	41,733	62,955	49,699	67,582
	1,764,238	1,798,639	3,228,564	2,564,195
Non-Current Liabilities
Taxes and social contribution	13,572	13,443	22,246	26,300
Fiscal debts	76,408	67,670	107,089	83,716
Loans and financing	415,484	462,149	2,309,079	1,915,691
Retirement benefit	295,607	272,497	295,607	272,497
Sector charges	26,526	1,596	26,526	1,596
Research and development	194,516	165,594	194,516	165,594
Provisions for contingencies	1,137,515	923,549	1,138,494	924,508
Concession to pay	-	-	44,449	41,641
Advance for future capital increase	1,293,000	1,293,000	1,293,000	1,293,000
Others	5,484	5,382	15,513	11,308
	3,458,112	3,204,880	5,446,519	4,735,851
Stockholders’ Equity
Social Capital	8,460,954	7,720,760	8,460,954	7,720,760
Capital reserves	4,916,199	4,916,199	4,916,199	4,916,199
Income reserves	3,148,498	3,841,698	3,148,498	3,841,698
Other comprehensive income	(600,226)	(557,896)	(600,226)	(557,896)
Additional dividends	-	897,877	-	897,877
Accrued income	1,586,732	-	1,586,732	-
	17,512,157	16,818,638	17,512,157	16,818,638
Total Liabilities	22,734,507	21,822,157	26,187,240	24,118,684

Marketletter

Statement of Income by activity

(R$ thousand)

	Parent Company
	09.30.12			09.30.11
	Generation	Transmission	Total	Generation	Transmission	Total
Operating Revenue
Supply of electric energy	627,986	-	627,986	581,440	-	581,440
Gross supply of electric energy	2,669,267	-	2,669,267	2,519,787	-	2,519,787
Transmission system and O & M	-	459,251	459,251	-	465,123	465,123
Short-term electric energy (CCEE)	571,865	-	571,865	(58,592)	-	(58,592)
Construction revenue	-	400,215	400,215	-	366,022	366,022
Financing revenue	-	516,929	516,929	-	456,995	456,995
Other operating revenues	1,974	6,499	8,473	2,191	6,594	8,785
	3,871,092	1,382,894	5,253,986	3,044,826	1,294,734	4,339,560
Deductions to Operating Revenue
Global Reversion Reserve	(101,524)	(30,770)	(132,294)	(69,589)	(22,282)	(91,871)
ICMS tax on electric energy sale	(80,701)	-	(80,701)	(71,534)	-	(71,534)
Service tax - ISS	(162)	(435)	(597)	(109)	(339)	(448)
Research and Development	(33,070)	(9,650)	(42,720)	(25,241)	(9,103)	(34,344)
Fuel consumption account - CCC	-	(78,782)	(78,782)	-	(95,391)	(95,391)
Energetic development account - CDE	-	(13,971)	(13,971)	-	(13,099)	(13,099)
PROINFA	-	(34,328)	(34,328)	-	(27,628)	(27,628)
PIS/PASEP	(58,337)	(8,737)	(67,074)	(51,713)	(8,042)	(59,755)
COFINS	(268,740)	(40,283)	(309,023)	(238,209)	(37,073)	(275,282)
	(542,534)	(216,956)	(759,490)	(456,395)	(212,957)	(669,352)
Net Operating Revenue	3,328,558	1,165,938	4,494,496	2,588,431	1,081,777	3,670,208
Electric energy service cost
Cost with electric energy
Electric energy purchased for resale	-	-	-	(7,542)	-	(7,542)
Charges on the use of electric grid	(649,493)	-	(649,493)	(589,527)	-	(589,527)
Cost with operation			-			-
Personnel	(65,306)	(169,535)	(234,841)	(57,947)	(170,378)	(228,325)
Material	(2,747)	(4,592)	(7,339)	(2,131)	(8,773)	(10,904)
Fuel for production of electric energy	(2,083)	-	(2,083)	(1,508)	-	(1,508)
Third party services	(11,805)	(38,792)	(50,597)	(9,637)	(34,656)	(44,293)
Financial compensation for the use of hydro resources	(192,049)	-	(192,049)	(160,444)	-	(160,444)
Depreciation and amortization	(255,583)	-	(255,583)	(256,695)	-	(256,695)
Inspection fee	(9,506)	(6,353)	(15,859)	(9,746)	(6,529)	(16,275)
Others	29,777	(1,542)	28,235	31,184	(3,182)	28,002
	(1,158,795)	(220,814)	(1,379,609)	(1,063,993)	(223,518)	(1,287,511)
Cost of service rendered to third parties	-	(4,474)	(4,474)	734	(3,225)	(2,491)
Construction costs	-	(400,215)	(400,215)	-	(366,022)	(366,022)
Gross operating income	2,169,763	540,435	2,710,198	1,525,172	489,012	2,014,184
Operating expenses
Sales expenses
Provision for credits of questionable liquidation	(111,132)	(12,244)	(123,376)	(9,402)	(3,366)	(12,768)
Consumers and concessionaires - losses	(16,261)	-	(16,261)	(13,106)	-	(13,106)
Free energy – losses	(266)	-	(266)	(7,350)	-	(7,350)
Other	13,273	(153)	13,120	7,302	(149)	7,153
Administrative and general expenses
Personnel	(94,703)	(294,532)	(389,235)	(75,563)	(267,152)	(342,715)
Material	(2,242)	(6,692)	(8,934)	(1,907)	(6,290)	(8,197)
Third party services	(32,709)	(53,125)	(85,834)	(30,191)	(52,972)	(83,163)
Depreciation and amortization	(35,997)	(17,543)	(53,540)	(37,236)	(19,133)	(56,369)
Provision for contingencies	(48,739)	(136,759)	(185,498)	(25,237)	(76,634)	(101,871)
Other	(35,155)	(54,491)	(89,646)	(13,015)	(31,981)	(44,996)
	(363,931)	(575,539)	(939,470)	(205,705)	(457,677)	(663,382)
Service result	1,805,832	(35,104)	1,770,728	1,319,467	31,335	1,350,802
Equity income
Gains in equity	10,238	53,994	64,232	43,690	18,704	62,394
Losses in equity	(7,999)	(6,094)	(14,093)	(6,127)	(2,375)	(8,502)
	2,239	47,900	50,139	37,563	16,329	53,892
Financial Revenue (Expense)
Income from financial applications	63,323	21,689	85,012	70,163	29,972	100,135
Monetary variation and arrears –energy sold	41,277	5,326	46,603	62,398	4,385	66,783
Other monetary variation – asset	325	939	1,264	341	1,050	1,391
Other financial revenues	11,030	13,534	24,564	10,838	12,328	23,166
PIS/Pasep/Cofins	(47)	(21)	(68)	(5)	(2)	(7)
	115,908	41,467	157,375	143,735	47,733	191,468
Debt charges	(6,602)	(25,822)	(32,424)	(23,005)	(26,075)	(49,080)
Monetary variation on loans and financing	-	(364)	(364)	-	(797)	(797)
Other monetary variations – liability	(126)	(356)	(482)	(59)	(25)	(84)
Other financial expenses	(69,546)	(5,279)	(74,825)	(153,272)	(9,789)	(163,061)
	(76,274)	(31,821)	(108,095)	(176,336)	(36,686)	(213,022)
	39,634	9,646	49,280	(32,601)	11,047	(21,554)
Operational result	1,847,705	22,442	1,870,147	1,324,429	58,711	1,383,140
Social contribution	(175,498)	(1,334)	(176,832)	(111,199)	1,316	(109,883)
Social contribution deferred	7,225	635	7,860	(5,378)	(5,400)	(10,778)
Income tax	(471,006)	(3,049)	(474,055)	(305,159)	10,655	(294,504)
Income tax deferred	26,401	3,149	29,550	(10,585)	(13,706)	(24,291)
Fiscal incentives	327,924	2,138	330,062	221,536	11,720	233,256
Net income for the period	1,562,751	23,981	1,586,732	1,113,644	63,296	1,176,940
Basic income per share (R$)	30.21	0.46	30.68	21.60	1.23	22.82

Marketletter

	Consolidated
	09.30.12			09.30.11
	Generation	Transmission	Total	Generation	Transmission	Total
Operating Revenue
Supply of electric energy	627,986	-	627,986	581,440	-	581,440
Gross supply of electric energy	2,669,267	-	2,669,267	2,519,787	-	2,519,787
Transmission system and O & M	-	467,231	467,231	-	471,726	471,726
Short-term electric energy (CCEE)	571,865	-	571,865	(58,592)	-	(58,592)
Construction revenue	-	789,812	789,812	-	654,086	654,086
Financing revenue	-	601,436	601,436	-	520,001	520,001
Other operating revenues	1,950	16,072	18,022	2,215	17,349	19,564
	3,871,068	1,874,551	5,745,619	3,044,850	1,663,162	4,708,012
Deductions to Operating Revenue
Global Reversion Reserve	(101,524)	(32,203)	(133,727)	(69,589)	(23,523)	(93,112)
ICMS tax on electric energy sale	(80,701)	-	(80,701)	(71,534)	-	(71,534)
Service tax - ISS	(162)	(924)	(1,086)	(113)	(339)	(452)
Research and Development	(33,070)	(10,172)	(43,242)	(25,241)	(9,524)	(34,765)
Fuel consumption account - CCC	-	(78,782)	(78,782)	-	(95,391)	(95,391)
Energetic development account - CDE	-	(13,971)	(13,971)	-	(13,099)	(13,099)
PROINFA	-	(34,328)	(34,328)	-	(27,628)	(27,628)
PIS/PASEP	(58,337)	(9,172)	(67,509)	(51,713)	(8,398)	(60,111)
COFINS	(268,738)	(42,290)	(311,028)	(238,211)	(38,717)	(276,928)
	(542,532)	(221,842)	(764,374)	(456,401)	(216,619)	(673,020)
Net Operating Revenue	3,328,536	1,652,709	4,981,245	2,588,449	1,446,543	4,034,992
Electric energy service cost
Cost with electric energy
Electric energy purchased for resale	-	-	-	(7,542)	-	(7,542)
Charges on the use of electric grid	(649,493)	-	(649,493)	(589,527)	-	(589,527)
Cost with operation			-			-
Personnel	(65,306)	(171,261)	(236,567)	(57,948)	(171,479)	(229,427)
Material	(2,777)	(4,913)	(7,690)	(2,136)	(9,036)	(11,172)
Fuel for production of electric energy	(2,083)	-	(2,083)	(1,508)	-	(1,508)
Third party services	(11,826)	(40,883)	(52,709)	(9,648)	(34,845)	(44,493)
Financial compensation for the use of hydro resources	(192,049)	-	(192,049)	(160,444)	-	(160,444)
Depreciation and amortization	(255,585)	(45)	(255,630)	(256,695)	(23)	(256,718)
Inspection fee	(9,506)	(6,631)	(16,137)	(9,746)	(6,729)	(16,475)
Others	29,769	(2,969)	26,800	31,182	(6,710)	24,472
	(1,158,856)	(226,702)	(1,385,558)	(1,064,012)	(228,822)	(1,292,834)
Cost of service rendered to third parties	-	(4,511)	(4,511)	734	(3,225)	(2,491)
Construction costs	-	(789,812)	(789,812)	-	(654,086)	(654,086)
Gross operating income	2,169,680	631,684	2,801,364	1,525,171	560,410	2,085,581
Operating expenses
Sales expenses
Provision for credits of questionable liquidation	(111,132)	(12,244)	(123,376)	(9,402)	(3,366)	(12,768)
Consumers and concessionaires - losses	(16,261)	-	(16,261)	(13,106)	-	(13,106)
Free energy – losses	(266)	-	(266)	(7,350)	-	(7,350)
Other	13,273	(606)	12,667	7,302	(158)	7,144
Administrative and general expenses
Personnel	(101,370)	(295,945)	(397,315)	(79,927)	(268,300)	(348,227)
Material	(2,539)	(6,718)	(9,257)	(2,113)	(6,317)	(8,430)
Third party services	(37,194)	(54,270)	(91,464)	(33,727)	(55,641)	(89,368)
Depreciation and amortization	(36,157)	(17,558)	(53,715)	(37,281)	(19,143)	(56,424)
Provision for contingencies	(48,739)	(136,759)	(185,498)	(25,237)	(76,634)	(101,871)
Other	(36,228)	(54,810)	(91,038)	(14,333)	(32,142)	(46,475)
	(376,613)	(578,910)	(955,523)	(215,174)	(461,701)	(676,875)
Service result	1,793,067	52,774	1,845,841	1,309,997	98,709	1,408,706
Equity income
Gains in equity	10,238	-	10,238	13,805	-	13,805
Losses in equity	-	-	-	-	-	-
	10,238	-	10,238	13,805	-	13,805
Financial Revenue (Expense)
Income from financial applications	71,085	23,098	94,183	77,890	32,803	110,693
Monetary variation and arrears –energy sold	41,277	5,327	46,604	62,398	4,387	66,785
Other monetary variation – asset	325	945	1,270	341	1,053	1,394
Other financial revenues	11,529	13,207	24,736	11,000	12,560	23,560
PIS/Pasep/Cofins	(47)	(21)	(68)	(5)	(2)	(7)
	124,169	42,556	166,725	151,624	50,801	202,425
Debt charges	(15,765)	(35,128)	(50,893)	(23,005)	(34,572)	(57,577)
Monetary variation on loans and financing	2,084	(6,864)	(4,780)	-	(924)	(924)
Other monetary variations – liability	(126)	(447)	(573)	(59)	(228)	(287)
Other financial expenses	(69,819)	(15,443)	(85,262)	(128,357)	(46,381)	(174,738)
	(83,626)	(57,882)	(141,508)	(151,421)	(82,105)	(233,526)
	40,543	(15,326)	25,217	203	(31,304)	(31,101)
Operational result	1,843,848	37,448	1,881,296	1,324,005	67,405	1,391,410
Social contribution	(175,525)	(9,360)	(184,885)	(111,202)	(1,098)	(112,300)
Social contribution deferred	8,348	(2,158)	6,190	(5,342)	(5,932)	(11,274)
Income tax	(471,365)	(8,024)	(479,389)	(305,165)	4,051	(301,114)
Income tax deferred	29,521	(1,540)	27,981	(10,188)	(17,026)	(27,214)
Fiscal incentives	327,924	7,615	335,539	221,536	15,896	237,432
Net income for the period	1,562,751	23,981	1,586,732	1,113,644	63,296	1,176,940
Basic income per share (R$)	30.21	0.46	30.68	21.60	1.23	22.82

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Operating Activities
Net income for the period	1.870.147	1.383.140	1.881.296	1.391.410
Expenses (revenues) not affecting cash
Depreciation and amortization	309.123	313.064	309.345	313.142
Net monetary and currency variations	(7.874)	(17.475)	(3.367)	(17.145)
Shareholders equity	(50.139)	(53.892)	(10.238)	(13.805)
Provision for contingencies	185.498	101.871	185.498	101.871
Provision for credits of questionable liquidation	123.376	12.034	123.376	12.034
Post-retirement benefits	22.988	(8.081)	22.988	(8.081)
Legal deposits adjustment	(12.150)	(7.340)	(12.150)	(7.340)
Adjustment of rural debt bonds	(161)	(189)	(161)	(189)
Financial income	(516.929)	(456.995)	(601.436)	(520.001)
Financial charges	32.424	49.080	42.860	60.760
Dividends adjustment	59.404	143.447	59.404	143.447
Incentive to retirement	-	(53.355)	-	(53.355)
Others	-	-	-	74
	2.015.707	1.405.309	1.997.415	1.402.822
Financial charges paid to shareholders and related parties	(6.582)	(8.076)	(6.582)	(8.076)
Financial charges paid to financial institutions and other parties	(33.882)	(44.181)	(28.111)	(48.239)
Payment of post-retirement benefits	(149.576)	(121.444)	(149.570)	(121.444)
Payment of taxes and social contributions	(221.474)	(302.122)	(218.382)	(304.035)
Legal deposits	(100.924)	(37.427)	(100.941)	(38.898)
Income participacion - payment	(102.449)	(91.241)	(102.287)	(91.372)
Assets and liabilities – variations
Customers	(223.370)	116.881	(222.759)	118.100
Stored materials	2.032	3.904	2.032	3.904
Taxes	(13.292)	(9.648)	(18.710)	(38.387)
Advances to employees	(13.821)	(14.703)	(13.678)	(14.718)
Legal linked deposits	(1.801)	(2.466)	7.051	17.463
Marketable securities	164.333	133.263	126.464	133.263
Services in course	(10.608)	(5.516)	(12.399)	(5.930)
Suppliers	(140.908)	(70.740)	(104.166)	(29.565)
Estimated obligations	56.509	40.623	56.620	41.234
Consumers charges to collect	11.099	(14.501)	11.091	(14.594)
Research & Development	31.564	22.954	31.809	23.200
Financial compensation for utilization of hydro resources	(802)	3.694	(802)	3.694
Provision for contingencies	28.468	16.981	28.488	16.981
Other operating assets and liabilities	(34.904)	(7.504)	(33.634)	(24.256)
	(760.388)	(391.269)	(748.466)	(381.675)
Total of operating activities	1.255.319	1.014.040	1.248.949	1.021.147
Investment Activities
Application in property, unit and equipment	(349.336)	(357.149)	(1.444.649)	(1.046.009)
Application in intangible	(3.576)	(2.806)	(4.683)	(3.115)
Financing assets of transmission	294.953	222.478	(45.963)	(11.242)
Permanent equity participation	(484.294)	(434.769)	-	-
Dividends received	22.842	26.291	4.617	-
Property, unit and equipment discharges	15.559	1.546	15.580	1.525
Intangible asset discharges	-	-	1	(1.492)
Other	-	-	(152)	3.159
	(503.852)	(544.409)	(1.475.249)	(1.057.174)
Financing Activities
Funds received from shareholders and related parties	46.994	-	46.994	-
Loans and financing obtained	4.741	130.859	1.021.510	678.361
Payments of loans and financing	(297.734)	(30.801)	(287.967)	(32.979)
Shareholders remuneration - payment	(620.958)	(635.566)	(620.958)	(635.566)
Debentures	-	-	6.176	-
Others	-	-	1.372	58.886
	(866.957)	(535.508)	167.127	68.702
Total of cash effects	(115.490)	(65.877)	(59.173)	32.675
Cash and cash equivalent – beginning of period	268.638	299.397	564.024	497.993
Cash and cash equivalent – end of period	153.148	233.520	504.851	530.668
Cash variation	(115.490)	(65.877)	(59.173)	32.675

Marketletter

Analysis of the results

Net Income

The company presented in the third quarter of 2012 a net profit 11.1% lower than that registered in the second quarter of 2012, from R$ 578,8 million, in the second quarter of 2012, to R$ 514,5 million in the third quarter of 2012. The main changes in revenues and in costs/expenses are shown below:

Operational Revenue

Generation

The company presented, in the third quarter of 2012, generation revenue 2.8% higher than the second quarter of 2012, rising from R$ 1,269.6 million, in the second quarter of 2012, to R$ 1,305.3 million in the third quarter of 2012, mainly due to the following factors:

•      The supply of electricity directly to industries, showed an increase of 8.5%, from R$ 204,6 million in the second quarter of 2012 to R$ 221,9 million in the third quarter of 2012, resulting from new contracts in relation to the expiration of existing ones;

•      The electric energy supply to distributors and retailers showed an increase of 0.5%, from R$ 876,5 million in the second quarter of 2012, to R$ 881,1 million in the third quarter of 2012, resulting from the movement in auctions contracts conducted in the free contracting environment - ACL and re-adjustments of existing contracts;

•      Other operating revenues increased, the biggest impact being caused by the positive variation in sales within the electric energy trading chamber (CCEE), in the short-term market, from R$ 189.4 million in the second quarter of 2012 to R$ 201,6 million, in the third quarter of 2012 (an increase of 6.4%).

Transmission

The company presented, in the third quarter of 2012 transmission revenue 4.1% higher than that registered in the second quarter of 2012, from R$ 583,0 million in the second quarter of 2012, to R$ 606,8 million in the third quarter of 2012, mainly due to the following factors:

•      Construction revenues showed an increase of 0.3% from R$ 236.6 million in the second quarter of 2012 to R$ 237,3 million in the third quarter of 2012, due to progress of works in the transmission system;

•      Transmission revenues - operation and maintenance remained at the same level of the previous quarter, R$ 156,8 million in the second quarter of 2012 to R$ 152.9 million in the third quarter of 2012;

•      Financial income showed an increase of 9.2%, from R$ 190,3 million in the second quarter of 2012 to R$ 207,8 million in the third quarter of 2012, due to the updating of the financial asset in transmission;

•      Others operational revenue did not show material variations.

Electric Energy Service Cost

The key determinants of the evolution of the costs during the period were:

Generation

The 300.0% increase in fuels for energy production, which went from R$ 0.1 million in the second quarter of 2012, to R$ 0.4 million in the third quarter of 2012;

The 18.5% reduction in financial compensation for the use of water resources, rose from R$ 68.7 million in the second quarter of 2012, to R$ 56.0 million in the third quarter of 2012, due to electric power generation for the period;

Other items, in average, did not show significant variations

Transmission

The 0.3% increase in construction costs, from R$ 236.6 million in the second quarter of 2012 to R$ 237,3 million in the third quarter of 2012, due to the progress of works in the transmission system;

Other items, in average, did not show significant variations

Operational Revenue (Expenses)

Generation

General and administrative expenses showed an increase of 33.1%, corresponding to R$ 29.5 million, from R$ 89,1 million, in the second quarter of 2012, to R$ 118,6 million, in the third quarter of 2012, due mainly to the variation in expenses with provisions for contingencies [657.9% (R$ 25.0 million)], due to the entry of new law suits compared to the previous quarter; in the personnel account [37.1% ($ 11.1 million)], resulting from the collective labor agreement-ACT.

Transmission

General and administrative expenses presented an increase of 77.8%, corresponding to R$ 107.9 million, from R$ 138,7 million, in the second quarter of 2012, to R$ 246,6 million, in the third quarter of 2012, due mainly to variation in spending with provisions for contingencies [+683.0% (R$ 68.3 million)], due to entry of new law suits in relation to lawsuits of the previous quarter; in the personnel account [41.1% (R$ 34.9 million)], resulting from the collective labor agreement-ACT.

Marketletter

Financial Result

Generation

The financial revenue presented a reduction of 26.5%, from R$ 48.3 million in the second quarter of 2012, to R$ 35.5 million in the third quarter of 2012, due mainly to lower income from financial investments;

Financial expenses were reduced in 63.0%, from R$ 46.8 million in the second quarter of 2012, to R$ 17.3 million in the third quarter of 2012, due to a decrease in interest over shareholders remuneration.

Transmission

The financial revenue showed a decrease of 23.7%, from R$ 17.3 million in the second quarter of 2012, to R$ 13.2 million in the third quarter of 2012, due mainly to lower income from financial investments;

Financial expenses were reduced by 14.2%, from R$ 18.3 million in the second quarter of 2012, to R$ 15.7 million in the third quarter of 2012, due to decrease in monetary variations on loans and financing.

Marketletter

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q12	2Q12	3Q12
Funil	30.00	14.73	10,381.16	5,846.13	12,033.54
Pedra	20.00	6.84	2,071.72	0.00	0.00
Araras	4.00	-	-	0.00	0.00
Curemas	3.52	1.90	2,773.44	2,786.40	1,431.13
Paulo Afonso Complex and Apolônio Sales (Moxotó)	4,281.60	2,225.00	4,785,796.00	4,514,150.80	4,036,563.24
Sobradinho	1,050.30	531.00	1,278,088.63	1,193,859.05	870,753.04
Luiz Gonzaga (Itaparica)	1,479.60	959.00	2,206,680.44	2,087,533.02	1,861,307.70
Boa Esperança (Castelo Branco)	237.30	143.00	334,229.14	328,079.54	222,119.51
Xingó	3,162.00	2,139.00	5,322,302.00	5,016,385.80	4,447,782.88
Camaçari	346.80	229.80	3,563.30	295.75	1,857.89

Unit	Location (State)	Beginning of Operation	End of concession
Funil	BA	mar/62	jul/15
Pedra	BA	apr/78	jul/15
Araras	CE	feb/67	jul/15
Curemas	PB	jun/57	nov/24
Paulo Afonso Complex and Apolônio Sales (Moxotó)	BA	jan/55	oct/15
Sobradinho	BA	apr/79	feb/22
Luiz Gonzaga (Itaparica)	PE	feb/88	oct/15
Boa Esperança (Castelo Branco)	PI	jan/70	oct/15
Xingó	SE	apr/94	oct/15
Camaçari	BA	feb/79	aug/27

1.2 SPEs

SPE	Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q12	2Q12	3Q12
EAPSA - Enerigia Águas da Pedra S.A.	UHE Dardanelos	261	154.9	500,372.98	452,378.05	70,914.83

Unit	Participation %	Location (State)	Beginning of operation	End of operation
Dardanelos	24.5	MT	aug/11	jul/42

2. Electric energy purchased for resale  - NA

Marketletter

3. Energy sold

3.1 Own assets

Buyer	Sale model	1Q12		2Q12		3Q12
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	40.7	603,455	59.0	503,831	49.8	515,544
	B	-	-	-		-	-
Others	A	1,072.5	12,749,690	1,021.9	11,175,775	1,053.2	11,395,843
	B	-	-	-	-	-	-
Total	A	1,113.2	13,353,145	1,080.9	11,679,606	1,103.0	11,911,387
	B	-	-	-	-	-	-

A - Through auction

B -  Through free market agreements or bilateral contracts

3.2 SPE

Energética Águas da Pedra S.A.

Buyer	Sale model	1Q12		2Q12		3Q12
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A
	B
Others	A	46.9	325,667	45.2	309,862	47.2	316,448
	B
Total	A	46.9	325,667	45.2	309,862	47.2	316,448
	B

4. CCEE settlement (Spot and MRE)

	Unit	1Q12	2Q12	3Q12
Sale	R$ million	131,79	233,02	207,06
	MWh	2.763.174,46	1.419.465,81	1.804.919,84
	MWaverage	3.757,66	1.953,14	2.451,12
Purchase	R$ million	-	-	-
	MWh	-	-	-
	MWaverage	-	-	-
Net	R$ million	131,79	233,02	207,06
	MWh	2.763.174,46	1.419.465,81	1.804.919,84
	MWaverage	3.757,66	1.953,14	2.451,12

5. Fuel used to produce electricity

Type	Unit	1Q12		2Q12		3Q12
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel oil	Liter	-	-	-	-	-	-
Gas	m3	1,310,428	1.53	110,191	0.11	458,174	0.44
Total:		1,310,428	1.53	110,191	0.11	458,174	0.44

6. Losses in generation - %

1Q12	2Q12	3Q12
3.11	2.59	2.74

Marketletter

7. Average price– R$/MWh

7.1 Own assets

1Q12	2Q12	3Q12
83.64	92.54	92.60

7.2 SPE

Energética Águas da Pedra S.A.

1Q12	2Q12	3Q12
143.80	146.26	149.04

Marketletter

8. Extension of transmission lines - Km

8.1 Own assets

                8.1.1 Transmission lines

To-From	Extension (km)	Tension	Beginning of Operation	End of Concession
Angelim II-Recife II, C1	169.1	500	aug/77	jul/15
Angelim II-Recife II, C2	170.7	500	mar/80	jul/15
Jardim II-Camaçari II, C1	249.6	500	may/00	jul/15
Gonzaga-Angelim II, C1	248.4	500	feb/77	jul/15
Gonzaga-Milagres, C1	230.8	500	apr/87	jul/15
Gonzaga-Olindina, C1	248.6	500	may/76	jul/15
Luiz Gonzaga-Sobradinho, C1	290.6	500	oct/79	jul/15
Messias-Recife II, C1	176.0	500	dec/98	jul/15
Milagres-Quixada, C1	268.0	500	jan/88	jul/15
Olindina-Camacari II, C1	147.2	500	oct/76	jul/15
Olindina-Camacari II, C2	146.9	500	sep/78	jul/15
P.Afonso IV-Angelim II, C2	221.5	500	jul/79	jul/15
P.Afonso IV-Olindina, C2	212.8	500	jun/78	jul/15
P.Afonso IV-L. Gonzaga, C1	37.4	500	oct/79	jul/15
P.Afonso IV-Xingo, C1	53.8	500	feb/93	jul/15
Pres.Dutra-Teresina II, C1	207.9	500	may/00	jul/15
Pres.Dutra-Teresina II, C2	207.7	500	apr/03	jul/15
Quixada-FortalezaII, C1	136.5	500	aug/96	jul/15
Sobral III-FortalezaII, C1	210.8	500	may/00	jul/15
S.J.Piaui-B.Esperanca, C1	233.5	500	dec/80	jul/15
Sobradinho-S.J.Piaui, C1	211.0	500	oct/80	jul/15
Sobradinho-Luiz Gonzaga, C2	316.0	500	jun/88	jul/15
Teresina Ii-Sobral III, C1	334.2	500	may/00	jul/15
U. Luiz Gonzaga-L.Gonzaga, C1	0.6	500	may/79	jul/15
U. Luiz Gonzaga-L.Gonzaga, C2	0.6	500	may/79	jul/15
U. Luiz Gonzaga-L.Gonzaga, C3	0.6	500	may/79	jul/15
Planta IV-P.Afonso IV, C1	0.6	500	dec/79	jul/15
Planta IV-P.Afonso IV, C2	0.6	500	may/80	jul/15
Planta IV-P.Afonso IV, C3	0.6	500	oct/80	jul/15
Planta IV-P.Afonso IV, C4	0.6	500	jul/81	jul/15
Planta IV-P.Afonso IV, C5	0.6	500	dec/81	jul/15
Planta IV-P.Afonso IV, C6	0.6	500	may/83	jul/15
Planta Xingo – Xingo, C1	0.9	500	oct/95	jul/15
Planta Xingo – Xingo, C2	0.9	500	oct/95	jul/15
Planta Xingo – Xingo, C3	0.9	500	oct/95	jul/15
Planta.Xingo.- Xingo, C4	0.9	500	oct/95	jul/15
Planta Xingo – Xingo, C5	0.8	500	mar/94	jul/15
Planta Xingo – Xingo, C6	0.8	500	nov/94	jul/15
Xingo-Jardim, C1	159.8	500	may/00	jul/15
Xingo-Messias, C1	219.0	500	feb/93	jul/15
Sub-Total - 500 Kv	5,118.4
Angelim-Messias, C1	78.9	230	apr/77	jul/15
Angelim-Messias, C2	78.5	230	oct/76	jul/15
Angelim-Messias, C3	79.1	230	aug/86	jul/15
Angelim-Ribeirão, C1	115.7	230	jan/53	jul/15
Angelim-Recife II, C2	171.7	230	jan/67	jul/15
Angelim-Recife Ii, C3	171.7	230	jan/61	jul/15
Angelim-Tacaimbó, C1	63.9	230	mar/63	jul/15
Angelim-Tacaimbó, C2	64.1	230	mar/73	jul/15
Angelim-Tacaimbó, C3	65.7	230	jun/98	jul/15
Boa Esperança-Teresina, C1	198.0	230	mar/70	jul/15
Boa Esperança-Teresina, C2	198.0	230	dec/81	jul/15
Bongi-Açonorte, C1	6.0	230	aug/76	jul/15
B.Jesus da Lapa-Barreiras, C1	233.5	230	dec/90	jul/15
Banabuiu-Fortaleza, C1	177.2	230	oct/65	jul/15
Banabuiu-Fortaleza, C2	176.0	230	jul/78	jul/15
Banabuiu-Fortaleza, C3	176.0	230	aug/78	jul/15
Banabuiu-Mossoro II, C1	177.2	230	jul/03	jul/15
Banabuiu-Russas II, C1	110.4	230	may/71	jul/15
Bom Nome-Milagres, C1	83.7	230	sep/61	jul/15
Bom Nome-Milagres, C2	84.1	230	dec/74	jul/15
Bom Nome-Milagres, C3	83.9	230	sep/79	jul/15
Cauipe-Sobral, C1	177.4	230	nov/73	jul/15
Cicero Dantas-Catu, C1	200.7	230	mar/68	jul/15
Cicero Dantas-Catu, C2	201.3	230	apr/72	jul/15
Campina Grande-Coteminas, C1	2.5	230	nov/10	jul/15
Campina Grande-Goianinha, C1	99.3	230	feb/70	jul/15
Campina Grande-Natal II, C3	188.1	230	oct/99	jul/15
Campina Grande-Natal II, C4	188.1	230	oct/02	jul/15
Campina Grande II-Paraiso, C1	118.1	230	may/79	jul/15
Campina Grande II-Paraiso, C2	119.0	230	apr/79	jul/15
Camaçari-Caraíba Metais, C1	3.2	230	feb/82	jul/15
Camaçari-Cqr, C1	7.2	230	may/92	jul/15
Camaçari-Cotegipe, C1	22.9	230	jun/70	jul/15
Camaçari-Cotegipe, C2	23.5	230	oct/76	jul/15
Camaçari-Gov.Mangabeira, C1	83.7	230	sep/82	jul/15
Camaçari-Gov.Mangabeira, C2	83.7	230	sep/82	jul/15
Camaçari-Jacaracanga, C1	19.2	230	jul/77	jul/15
Camaçari-Jacaracanga, C2	19.2	230	mar/77	jul/15
Camaçari-Matatu, C1	47.0	230	aug/53	jul/15
Camaçari-Pituaçu, C1	39.2	230	oct/84	jul/15
Camaçari-Pituaçu, C2	39.2	230	jan/02	jul/15
Cotegipe-Jacaracanga, C1	15.2	230	dec/71	jul/15
Cotegipe-Matatu, C1	30.0	230	may/77	jul/15
Catu-Camaçari, C1	25.0	230	jun/70	jul/15
Catu-Camaçari, C2	25.0	230	aug/53	jul/15
Catu-Gov.Mangabeira, C1	77.2	230	aug/67	jul/15
Catu-Itabaianinha, C1	143.9	230	aug/53	jul/15
Depto.Manut. Lt-João A. Liberato	0.2	230	dec/10	jul/15
Funil-Itapebi, C1	198.1	230	jul/90	jul/15
Funil-Itapebi, C2	198.1	230	jul/90	jul/15
Fortaleza-Cauipe, C1	60.8	230	nov/73	jul/15
Fortaleza II-Delmiro Gouveia, C1	7.1	230	jun/89	jul/15
Fortaleza II-Delmiro Gouveia, C2	7.1	230	jun/89	jul/15
Fortaleza-Fortaleza II, C1	0.3	230	feb/00	jul/15
Fortaleza-Fortaleza II, C2	0.3	230	feb/00	jul/15
Fortaleza-Fortaleza II, C3	0.3	230	may/10	jul/15
Fortaleza II-Cauipe, C1	58.0	230	nov/03	jul/15
Fortaleza II-Cauipe, C2	58.0	230	nov/03	jul/15
Fortaleza II-Pici, C1	27.5	230	may/05	jul/15
Fortaleza II-Pici, C2	27.5	230	feb/09	jul/15
Goianinha-Mussure, C1	50.6	230	oct/77	jul/15
Goianinha-Mussure, C2	50.6	230	oct/77	jul/15
Gov.Mangabeira-Sapeaçu, C1	23.5	230	dec/68	jul/15
Gov.Mangabeira-Sapeaçu, C2	22.5	230	feb/84	jul/15
Gov.Mangabeira-Sapeaçu, C3	22.6	230	feb/84	jul/15
Ibicoara-Brumado, C1	94.5	230	mar/12	jun/37
Icó-Icó U1, C1	1.5	230	mar/97	jul/15
Itapebi-Eunápolis, C1	47.0	230	jul/90	jul/15
Itapebi-Eunápolis, C2	47.0	230	jul/90	jul/15
Irece-B.Jesus da Lapa, C1	285.7	230	sep/81	jul/15
Itabaianinha-Itabaiana, C1	76.8	230	aug/53	jul/15
Itabaiana-Jardim, C1	44.0	230	aug/79	jul/15
Itabaiana-Jardim, C2	44.0	230	aug/79	jul/15
Jacaracanga-Alunordeste, C1	1.8	230	may/83	jul/15
Jacaracanga-Dow, C1	7.9	230	jul/77	jul/15
Jacaracanga-Dow, C2	7.8	230	mar/77	jul/15
Jardim-Fafen, C1	12.5	230	aug/81	jul/15
Jardim-Cia.Vale.Rio Doce, C1	0.8	230	may/11	jul/15
Jaguarari-Jaguarari, C1	9.7	230	jan/80	jul/15
Jaguarari-Jaguarari, C2	9.7	230	apr/81	jul/15
Juazeiro II-Sr.do Bonfinal Ii, C1	148.6	230	jan/80	jul/15
Juazeiro II-Sr.do Bonfinal Ii, C2	148.6	230	apr/81	jul/15
Libra-Libra, C1	1.5	230	dec/91	jul/15
Milagres-Banabuiu, C1	225.9	230	feb/65	jul/15
Milagres-Banabuiu, C2	225.1	230	dec/77	jul/15
Milagres-Banabuiu, C3	225.1	230	dec/77	jul/15
Milagres-Coremas, C1	119.4	230	nov/86	jul/15
Milagres-Coremas, C2	119.8	230	jun/10	feb/35
Milagres-Tauá, C1	208.1	230	jan/09	feb/35
Mirueira-Pau Ferro, C1	23.1	230	oct/99	jul/15
Mirueira-Goianinha, C1	50.1	230	dec/89	jul/15
Messias-Maceió, C1	25.9	230	nov/96	jul/15
Messias-Maceió, C2	25.9	230	nov/96	jul/15
Messias-Rio Largo, C1	11.9	230	aug/86	jul/15
Messias-Rio Largo, C2	11.6	230	oct/76	jul/15
Messias-Rio Largo, C3	11.6	230	jul/77	jul/15
Mossoró-Açu, C1	71.3	230	jul/87	jul/15
Olindina-Olindina, C1	0.2	230	may/80	jul/15
Olindina-Olindina, C2	0.2	230	may/80	jul/15
Paulo Afonso-Angelim, C1	221.3	230	jan/53	jul/15
Paulo Afonso-Angelim, C2	220.2	230	jan/67	jul/15
Paulo Afonso-Angelim, C3	220.2	230	jan/61	jul/15
Paulo Afonso-Angelim, C4	221.0	230	dec/73	jul/15
Paulo Afonso-Bom Nombre, C1	170.1	230	oct/61	jul/15
Paulo Afonso-Bom Nombre, C2	170.7	230	dec/74	jul/15
Paulo Afonso-Bom Nombre, C3	170.8	230	nov/78	jul/15
Paulo Afonso-C. Dantas, C1	134.2	230	mar/68	jul/15
Paulo Afonso-C. Dantas, C2	133.8	230	jun/72	jul/15
Paulo Afonso-Itabaiana, C2	162.5	230	apr/87	jul/15
Paulo Afonso-Itabaiana, C3	162.5	230	sep/85	jul/15
Paulo Afonso III- Zebu	10.8	230	aug/12	aug/39
Paulo Afonso IV-P.Afonso, C1	1.1	230	oct/79	jul/15
Paulo Afonso IV-P.Afonso, C2	1.4	230	feb/81	jul/15
Pau Ferro-Coteminas, C1	123.9	230	nov/10	jul/15
Pau Ferro-Campina Grande, C2	125.9	230	oct/99	jul/15
Piripiri-Sobral, C1	167.4	230	aug/73	jul/15
Paraiso-Natal II, C1	96.2	230	may/79	jul/15
Paraiso-Natal II, C2	97.2	230	apr/79	jul/15
Paraiso-Açu II, C2	132.8	230	jan/11	jun/37
Pituaçu-Narandiba, C1	3.6	230	nov/83	jul/15
Pituaçu-Narandiba, C2	3.6	230	jun/83	jul/15
Pituaçu-Pituaçu, C1	2.0	230	may/77	jul/15
Recife II-Joairam, C1	7.4	230	jan/53	jul/15
Recife II-Joairam, C2	7.4	230	jan/67	jul/15
Recife II-Joairam, C3	7.4	230	jan/61	jul/15
Joairam-Bongi, C1	6.3	230	feb/09	jul/15
Joairam-Bongi, C2	6.4	230	feb/09	jul/15
Joairam-Bongi, C3	6.4	230	feb/09	jul/15
Recife II-Goianinha, C1	71.4	230	feb/72	jul/15
Recife II-Goianinha, C2	71.5	230	feb/72	jul/15
Recife II-Mirueira, C1	31.0	230	jun/80	jul/15
Recife II-Mirueira, C2	31.5	230	jun/80	jul/15
Recife II-Mirueira, C3	31.5	230	jun/86	jul/15
Recife II-Pau Ferro, C1	33.2	230	sep/04	jul/15
Recife II-Pau Ferro, C2	33.2	230	sep/04	jul/15
Recife II-Pirapama II, C1	27.6	230	jun/80	jul/15
Recife II-Pirapama II, C2	27.6	230	jun/80	jul/15
Ribeirão-Recife II, C1	56.6	230	sep/94	jul/15
Rio Largo-Penedo, C1	122.7	230	jan/98	jul/15
Rio Largo-Trikem, C1	23.2	230	jun/76	jul/15
Russas II-Mossoró II, C1	75.0	230	apr/81	jul/15
Sobral II-Sobral II, C1	13.8	230	may/09	jul/15
Sobral III-Sobral II, C2	13.8	230	may/09	jul/15
Sobral II – Cccp, 230 Kv, C1	2.9	230	jun/01	jul/15
S. Mendes-Picos, C1	99.6	230	mar/86	jul/15
S.João Piaui-Eliseu Martins, C1	172.9	230	feb/98	jul/15
S.João Piaui-S. Mendes, C1	68.2	230	jul/85	jul/15
Sr.do Bonfinal-Irece, C1	214.0	230	sep/81	jul/15
Sapeaçu-Funil, C1	195.7	230	dec/68	jul/15
Sapeaçu- S.Ant.Jesus, C1	31.8	230	feb/84	jul/15
Sapeaçu- S.Ant.Jesus, C2	32.0	230	feb/84	jul/15
S.Ant.Jesus-Funil, C1	163.1	230	feb/84	jul/15
S.Ant.Jesus-Funil, C2	162.6	230	feb/84	jul/15
Tacaimbo-C.Grande II, C1	124.7	230	jun/85	jul/15
Tacaimbo-C.Grande II, C2	124.7	230	jun/85	jul/15
Teresina I-Teresina II, C1	25.3	230	sep/02	jul/15
Teresina I-Teresina II, C2	25.3	230	sep/02	jul/15
Teresina-Piripiri, C1	154.7	230	nov/71	jul/15
Planta Apol.Sales- P.Afonso, C1	5.8	230	oct/77	jul/15
Planta Apol.Sales- P.Afonso, C2	5.7	230	mar/77	jul/15
Us. B.Esperança-B.Esperança, C1	2.8	230	dec/80	jul/15
Sobradinho-Juazeiro II, C1	42.5	230	jan/80	jul/15
Sobradinho-Juazeiro II, C2	42.5	230	apr/81	jul/15
Planta II-Paulo Afonso, C1	0.6	230	oct/61	jul/15
Planta II-Paulo Afonso, C3	0.6	230	may/67	jul/15
Planta II-Paulo Afonso, C4	0.7	230	may/67	jul/15
Planta II-Paulo Afonso, C5	0.7	230	dec/67	jul/15
Planta III-Paulo Afonso, C1	0.6	230	oct/71	jul/15
Planta III-Paulo Afonso, C2	0.6	230	apr/72	jul/15
Planta III-Paulo Afonso, C3	0.6	230	apr/74	jul/15
Planta III-Paulo Afonso, C4	0.6	230	aug/74	jul/15
Planta I-Paulo Afonso, C1	0.6	230	jan/55	jul/15
Planta I-Paulo Afonso, C2	0.6	230	jan/55	jul/15
Seccionadora Brotas/Macaubas	54.2	230	aug/12	aug/39
Pirapama/Suape III	40.0	230	aug/12	aug/39
Seccionadora Natal III	23.0	230	aug/12	aug/39
Seccionadora Pilões	70.4	230	aug/12	aug/39
Sub-Total - 230 Kv	13,098.5
C.Grande II-S.Cruz II, C1	117.3	138	apr/63	jul/15
C.Grande II-Santa Cruz II, C2	117.3	138	jan/68	jul/15
C. Novos-Santana do Matos, C1	38.8	138	dec/67	jul/15
Santana do Matos-Açu, C1	49.6	138	dec/67	jul/15
Santa Cruz II-C.Novos II, C1	55.0	138	oct/65	jul/15
Planta II-Zebu, C1	6.0	138	dec/64	jul/15
Sub-Total - 138 Kv	384.0
Abaixadora-Mulungu, C1	6.5	69	may/75	jul/15
Abaixadora-Moxoto, C1	5.3	69	feb/70	jul/15
Abaixadora-Zebu, C1	5.4	69	oct/72	jul/15
Bela Vista-Alto Branco, C1	6.2	69	nov/10	jul/15
C.Grande I-Alto Branco, C2	3.1	69	nov/10	jul/15
C.Grande II-Bela Vista, C1	7.2	69	oct/89	jul/15
C.Grande II-C.Grande I, C1	9.4	69	may/64	jul/15
Camacari-Camacari, C2	1.4	69	jun/60	jul/15
Cotegipe-Catu, C1	48.7	69	jun/60	jul/15
Cotegipe-Catu, C2	48.7	69	jun/60	jul/15
Jaboatao-Recife II, C1	3.1	69	jan/65	jul/15
M.Reduzido-M.Reduzido, C1	0.5	69	apr/73	jul/15
Matatu-Pituacu, C1	7.5	69	jun/60	jul/15
Matatu-Pituacu, C2	7.4	69	jun/60	jul/15
Pirapama II-Recife II, C1	21.0	69	jan/65	jul/15
Pituacu-Cotegipe, C1	22.1	69	jun/60	jul/15
Pituacu-Cotegipe, C2	21.9	69	jun/60	jul/15
Planta de Pedra-Jequié, C1	20.5	69	nov/78	jul/15
Vila Zebu-Itaparica, C1	27.0	69	jul/77	jul/15
Zebu-Moxoto, C1	7.2	69	apr/83	jul/15
Zebu-Xingo, C1	56.5	69	aug/81	jul/15
Sub-total 69 kV	336.6
Total	18,937.5

Marketletter

8.1.2 Substations

Substation	Localizacion	End of operation
SE ELEV. USINA APOLONIO SALES	AL	07/07/2015
SE ELEV. USINA LUIZ GONZAGA	PE	07/07/2015
SE ELEV. USINA PAULO AFONSO I	BA	07/07/2015
SE ELEV. USINA PAULO AFONSO II	BA	07/07/2015
SE ELEV. USINA PAULO AFONSO III	BA	07/07/2015
SE ELEV. USINA PAULO AFONSO IV	BA	07/07/2015
SE ELEV. USINA PILOTO	BA	07/07/2015
SE ELEV. USINA XINGÓ	SE	07/07/2015
SE ELEV. USINA DE ARARAS	CE	07/07/2015
SE ELEV. USINA DE CUREMAS	PB	30/11/2024
SE ELEV. USINA B. ESPERANÇA	PI	07/07/2015
SE ELEV. USINA DE SOBRADINHO	BA	07/07/2015
SE ELEV. USINA DE FUNIL	BA	07/07/2015
SE ELEV. USINA DE PEDRA	BA	07/07/2015
SE ELEV. USINA TERM. CAMAÇARI	BA	31/08/2027
SE PAU FERRO	PE	07/07/2015
SE PARAISO	RN	07/07/2015
SE TAUÁ II	CE	03/03/2035
SE IBICOARA	BA	06/06/2037
SE PILÕES II	PB	07/07/2015
SE BOM NOME	PE	07/07/2015
SE SANTA RITA II	PB	02/08/2039
SE IRECÊ	BA	07/07/2015
SE SUAPE III	PE	27/01/2039
SE COTEMINAS	PB	07/07/2015
SE MILAGRES	CE	07/07/2015
SE MIRUEIRA	PE	07/07/2015
SE MOXOTÓ	BA	07/07/2015
SE MULUNGÚ	BA	07/07/2015
SE SOBRADINHO	BA	07/07/2015
SE SOBRAL II	CE	07/07/2015
SE TACAIMBÓ	PE	07/07/2015
SE CÍCERO DANTAS	BA	07/07/2015
SE AÇU II	RN	07/07/2015
SE ANGELIM	PE	07/07/2015
SE ANGELIM II	PE	07/07/2015
SE BELA VISTA	PB	07/07/2015
SE BONGI	PE	07/07/2015
SE CAMPINA GRANDE I	PB	07/07/2015
SE CAMPINA GRANDE II	PB	07/07/2015
SE JAGUARARI	BA	07/07/2015
SE ITAPEBI	BA	07/07/2015
SE FUNIL	BA	07/07/2015
SE SENHOR DO BONFIM II	BA	07/07/2015
SE EUNÁPOLIS	BA	07/07/2015
SE PICOS	PI	07/07/2015
SE MODELO REDUZIDO	BA	07/07/2015
SE MOSSORÓ II	RN	07/07/2015
SE BARREIRAS	PI	07/07/2015
SE STO. ANTONIO DE JESUS	BA	07/07/2015
SE ICÓ	CE	07/07/2015
SE MUSSURÉ II	PB	07/07/2015
SE PAULO AFONSO III	AL	07/07/2015
SE PENEDO	AL	07/07/2015
SE CAUÍPE	CE	07/07/2015
SE PICI II	CE	07/07/2015
SE PIRIPIRI	PI	07/07/2015
SE PITUAÇU	BA	07/07/2015
SE SANTA CRUZ II	RN	07/07/2015
SE BANABUIÚ	CE	07/07/2015
SE CURRAIS NOVOS II	RN	07/07/2015
SE SANTANA DOS MATOS II	RN	07/07/2015
SE COREMAS	PB	07/07/2015
SE FORTALEZA	CE	07/07/2015
SE JOAIRAM	PE	07/07/2015
SE JUAZEIRO DA BAHIA II	BA	07/07/2015
SE MATATU	BA	07/07/2015
SE NATAL II	RN	07/07/2015
SE ITABAIANINHA	SE	07/07/2015
SE PIRAPAMA II	PE	07/07/2015
SE RUSSAS II	CE	07/07/2015
SE ELIZEU MARTINS	PI	07/07/2015
SE BOA ESPERANÇA	PI	07/07/2015
SE BOA ESPERANÇA	MA	07/07/2015
SE XINGÓ	SE	07/07/2015
SE PAULO AFONSO IV	AL	07/07/2015
SE RECIFE II	PE	07/07/2015
SE S. JOÃO DO PIAUI	PI	07/07/2015
SE ZEBU	AL	07/07/2015
SE ABAIXADORA	BA	07/07/2015
SE BOM JESUS DA LAPA	BA	07/07/2015
SE GOV. MANGABEIRA	BA	07/07/2015
SE QUIXADÁ	CE	07/07/2015
SE JACARACANGA	BA	07/07/2015
SE RIBEIRÃO	PE	07/07/2015
SE RIO LARGO II	AL	07/07/2015
SE MESSIAS	AL	07/07/2015
SE CAMAÇARI II	BA	07/07/2015
SE CATU	BA	07/07/2015
SE COTEGIPE	BA	07/07/2015
SE TERESINA	PI	07/07/2015
SE FORTALEZA II	CE	07/07/2015
SE GOIANINHA	PE	07/07/2015
SE TERESINA II	PI	07/07/2015
SE DELMIRO GOUVEIA	CE	07/07/2015
SE MACEIÓ	AL	07/07/2015
SE ITABAIANA	SE	07/07/2015
SE ITAPARICA	PE	07/07/2015
SE JARDIM	SE	07/07/2015
SE SOBRAL III	CE	07/07/2015
SE XINGÓ	SE	07/07/2015
SE NATAL III	RN	02/08/2039
SE OLINDINA	BA	07/07/2015
SE ZEBU II	AL	02/08/2039

Marketletter

8.2 SPEs

SPE	From - To	Extension (km)	Tension	Beginning of Operation	End of Concession
Sistema de transmissão do Nordeste S.A.	Teresina II/PI to Sobral/CE and Fortaleza/CE	546.0	500 kV	01/2006	02/2034
Integração Transmissora de Energia S.A.	Colinas/TO to Serra da Mesa II/GO	695.0	500 kV	05/2008	03/2036

9. Total RAP (Allowed Annual Revenue) for transmission lines– R$ million – N/A

10. Losses in transmission - %

1Q12	2Q12	3Q12
3.8	3.5	3.6

11. Main investments of parent company– R$ million

Project	1Q12	2Q12	3Q12	2012 budget
Generation	40,57	98,69	106,96	643,48
Generation system maintenance	15,17	29,13	35,76	183,51
Combined cycle of UTE Camaçari	0,01	0,01	0,02	0,10
Wind Power Casa Nova	3,75	46,74	45,53	314,95
Deployment of Wind Park	-	-	-	1,00
Itaparica resettlement area irrigation	21,64	22,81	25,65	143,92
Transmission	167,45	156,37	139,04	1.098,63
System extension	62,92	83,81	66,67	519,24
Reimforcement and improvements	39,43	40,83	31,70	412,70
System maintenance	53,98	25,87	33,99	149,03
Suape II / Suape III venture	11,12	5,86	6,68	17,66
Others	9,63	20,98	20,39	123,76
Total	217,65	276,04	266,39	1.865.87

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total Investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of Operation	Beginning of Construction	End of concession
Parque Eólico Casa Nova	BA	692.5	180 MW	61.4	ago-13	may-12	jan/46

Marketletter

12.1.2 SPE

SPE	Unit	Participation %	Location (State)	Total Investment R$ million	Installed capacity MW	Guaranteed energy MW averages	Beginning of Operation	Beginning of Construction	End of concession
ESBR Participações S.A.	HEU Jirau	20.0%	RO	15,542.0	3,750.0	2,184.6	Jan-13	Dec-09	Aug-43
Norte Energia S.A.	HEU Belo Monte	15.0%	PA	29,375.0	11,233.1	4,571.0	Feb-15	Jun-11	Aug-45
São Pedro do Lago S.A.	EOL São Pedro do Lago	49.0%	BA	104.7	30.0	13.5	Jan-13	Oct-11	Aug-45
Pedra Branca S.A.	EOL Pedra Branca	49.0%	BA	102.6	30.0	12.2	Jan-13	Oct-11	Aug-45
Sete Gameleiras S.A.	EOL Sete Gameleiras	49.0%	BA	112.3	30.0	12.6	Jan-13	Nov-11	Aug-45
Caiçara I S.A.	EOL Caiçara I	49.0%	CE	110.5	30.0	12.1	Jan-16	Feb-15	2047
Caiçara II S.A.	EOL Caiçara II	49.0%	CE	75.3	21.0	11.4	Jan-16	Feb-15	2047
Junco I S.A.	EOL Junco I	49.0%	CE	111.1	30.0	13.5	Jan-16	Feb-15	2047
Junco II S.A.	EOL Junco II	49.0%	CE	109.1	30.0	9.3	Jan-16	Feb-15	2047

12.2 Transmission

12.2.1 Own assets

12.2.1.1 Transmission lines

Own lines From - To	Total Investment (R$ Million)	Extension of TL (km)	Tension	Beginning of Operation	End of Concession
TL 230 kV Eunápolis/Teixeira Freitas II C1	65.29	144	230 kV	Mar-14	Oct-38
TL 230 kV Funil/Itapebi C3	43.74	198	230 kV	Jan-13	Apr-37
TL 230 kV Jardim/Penedo C1	27.48	110	230 kV	Dec-12	Mar-38
TL 230 kV Picos/Tauá II C1	77.98	183	230 kV	Dec-12	Jun-37
TL 230 kV Eunápolis/Teixeira Freitas II C2	41.98	144	230 kV	Mar-14	Aug-39
TL 230 kV Pau Ferro – Santa Rita II	141.78	116	230 kV	Nov-13	Aug-39
TL 230 kV Secc. Rio Largo II/Penedo/SE Arapiraca	18.60	44	230 kV	Feb-13	Oct-40
TL 230 kV Paraiso/Açu II, C3	162.20	123	230 kV	Jun-13	Nov-40
TL 230 kV Açu/Mossoró II, C2		69
TL 230 kV João Câmara/Extremoz II		82
TL 230 kV Igaporã/B. Jesus da Lapa II	67.60	115	230 kV	Oct-13	Nov-40
TL 230 kV Sobral III/Acaraú II	52.57	97	230 kV	Sep-13	Nov-40
TL 230 kV Morro do Chapéu/Irece	44.57	65	230 kV	Feb-14	Oct-41
TL 230 kV Paraiso/Lagoa Nova	80.89	65	230 kV	Aug-14	Oct-41
TL 230 kV Teresina II/Teresina III	42.97	26	230 kV	Mar-14	Dec-41
TL 500 kV Recife II/Suape II, C2	59.48	44	500 kV	Feb-14	Dec/41
TL 500 kV Camaçari IV/Sapeaçu	81.02	105	500 kV	Mar-14	Dec-41
TL 230 kV Sapeaçu/Sto.Antonio de Jesus		31	230 kV
TL 230 kV Jardim/ N Sra do Socorro	13.60	1	230 kV	Mai-14	May-42
TL 230 kV Messias/ Maceió		20	230 kV
TL 230 kV Camaçari/Pirajá	47.07	45	230 kV	Nov-13	Nov-42
TL 230 kV Pituaçú/Pirajá		5	230 kV
TL 230 kV Mossoró II/ Mossoró IV	81.74	40	230 kV	Feb-14	Jun-42
TL 230 kV Ceará Mirim II/Touros		56	230 kV
TL 230 kV Russas/ Banabuiu		110	230 kV
TL 230 kV Igaporã II – Igaporã III C1 e C2	77.50	4	230 kV	Feb/14	Jun-42
TL 230 kV Igaporã III – Pindaí II		46	230 kV

Marketletter

12.2.1.2 Substations

Substation	Total Investment R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE 500/230 kV SUAPE II	155.03	600 MVA	PE	Dec-12	Jan-39
SE 230/69 kV SUAPE III		200 MVA	PE	Dec-12
SE 230/69 kV Santa Rita II		300 MVA	PB	Nov-12	Aug-39
SE 500/230 kV Camaçari IV	69.82	2400 MVA	BA	Oct-12	Jul-40
SE 230/69 kV Arapiraca III	48.11	100 MVA	AL	Feb-13	Oct-40
SE 230/69 kV Polo	15.34	100 MVA	BA	Jun-13	Oct-40
SE 230/69 kV João Câmara		360 MVA	RN	Jun-13	Nov-40
SE 230/69 kV Extremoz II				Jun-13
SE 230/69 kV Igaporã		300 MVA	BA	Oct-13	Nov-40
SE 230/69 kV Acaraú II		200 MVA	CE	Sep-13	Nov-40
SE 230 kV Morro do Chapéu		150 MVA	BA	Feb-14	Oct-41
SE 230 kV Lagoa Nova		500 MVA	RN	Aug-13	Oct-41
SE 230 kV Ibiapina			CE
SE 230/69 kV Teresina III		400 MVA	PI	Aug-13	Dec-41
SE 230/69 kV N.S. Socorro	94.43	300 MVA	SE	May-14	May/42
SE 230/69 kV Maceió II		400 MVA	AL
SE 230/138 kV Poções		200 MVA	BA
SE 230/69 kV Pirajá	30.57	360 MVA	BA	Dec-13	Nov/42
SE 230/69 kV Mirueira II	68.77	300 MVA	PE	Feb-14	May/42
SE 230/69 kV Jaboatão II		300 MVA
SE 230 kV Touros	46.18	150 MVA	RN	Feb/14	Dec/42
SE 230 kV Mossoró		100 MVA
SE 500/230 kV Igaporã III	99.44	1800 MVA	BA	Feb/14	Jun/42
SE 230 kV Pindaí II

* RAP associated wit TL

Marketletter

12.2.2. SPEs

12.2.2.1 Transmission lines

SPE	Object (From - To)	Participation %	Total Investment R$ million	Extension of lines KM	Tension	Beginning of Operation	End of concession
Manaus Transmissora de Energia S.A.	TL Oriximiná/Silves CD, 500 kV. TL Silves/ Lechuga CD, 500 kV.	19.5	1,794.0	335	500 kV	Nov-12	Oct-38
				224	500 kV
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho/Araraquara II, CS 600 kV.	24.5	2,105.3	2,375	600 kV	Feb-13	Feb-39
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/São Luiz III, 230 kV.	49.0	239.2	156	230 kV	Apr-13	Jul-40
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II, 500 kV.	49.0	365.9	64	500 kV	Aug-13	Oct-41
	TL Ceará Mirim/ Campina III, 500 kV.			201	500 kV
	TL Ceará Mirim/ Extremoz II, 230 kV.			26	230 kV
	TL Campina Grande III/Campina Grande II, 230 kV.			8.5	230 kV
	Seccionamento Campina Grande II/Extremoz II C1/C2.
				12.5	230 kV
Interligação Elétrica Garanhuns S.A.	TL Luiz Gonzaga/ Garanhuns, 500 kV	49.0	650.0	224	500 kV	Jun-14	Dec-41
	TL Garanhuns/ Campina Grande III, 500 kV			190	500 kV
	TL Garanhuns/Pau Ferro, 500 kV			239	500 kV
	TL Garanhuns/Angelim I, 230 kV.			13	230 kV

12.2.2.2 Substations

Manaus Transmissora de Energia S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE – Silves, 500/138 kV. SE – Lechuga, 500/230 kV.	469.1	500/138 kV 500/230 kV	AM	Nov-12	Oct-38

Marketletter

TDG – Transmissora Delmiro Gouveia S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	Beginning of Operation	End of Concession
SE – Pecém II, 500/230 kV SE – Aquiraz, 230/69 kV.	140.6 41.4	3,600 MVA 450 MVA	CE	May-13 Feb-13	Jul-40

Extremoz Transmissora do Nordeste - ETN S.A.

SPE	Total Investment R$ million	Transformation capacity	Location	Beginning of Operation	End of Concession
SE – João Câmara II, 500 kV. SE – Campina Grande III, 500/230 kV. SE – Ceará Mirim, 500/230 kV.	*	500 kV 500/230 kV 500/230 kV	RN PB RN	Aug-13	Oct-41

Interligação Elétrica Garanhuns S.A.

SE	Total Investment R$ million	Transformation capacity	Location	Beginning of Operation	End of Concession
SE – Garanhuns, 500/230 kV. SE – Pau Ferro, 500/230 kV.	*	500/230 kV 500/230 kV	PE	Jun-14	Dec-41

Interligação Elétrica do Madeira S.A.

SE	Total Investment R$ million	Transformation capacity	Location	Beginning of Operation	End of Concession
Retifier Station from CA/CC 500 kV to +/- 600 kV, Inversor Station from CC/CA +/- 600 kV to 500 kV.	1,214.7	3,150 MW 2,950 MW	RO SP	Apr-13	Feb-39

13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Due	Index
Eletrobras	122.7	123.4	118.5	Sep-18	5% p.y.
Eletrobras	0.5	0.5	0.4	May-15	5% p.y.
Eletrobras	0.3	0.3	0.3	May-16	5% p.y.
Eletrobras	6.3	6.1	7.1	Feb-17	5% p.y.
Eletrobras	7.9	7.9	7.6	Apr-16	5% p.y.
Eletrobras	0.5	0.5	0.5	Dec-18	IPCA
Financing Institution
Banco do Brasil	16.3	-	-	Apr-12	105.7% of CDI
Banco do Brasil	16.2	-	-	May-12	105.7% of CDI
Banco do Brasil	16.1	-	-	Jun-12	105.7% of CDI
Banco do Brasil	11.8	12.1	-	Jul-12	105.7% of CDI
Banco do Nordeste – Maq/Equip/Benf	356.5	351.5	340.7	Jun-20	7.5% p.y.
Banco do Nordeste – Finame (PSI-BK)	17.9	17.4	16.8	Jun-20	4.5% p.y.
Total	573.0	519.7	491.9

Foreign currency - FC – NA

Marketletter

14. Contracts – R$ million

14.1 Loans and financing

14.1.1 Parent company

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	1.2	3.5	3.5	3.4	3.3	0.9
Transmission	24.2	65.0	64.8	64.8	64.8	192.3
Trading of energy
By creditor
Eletrobras	7.0	22.5	21.8	21.7	21.6	39.8
Others	18.4	46.0	46.5	46.5	46.5	153.4

14.1.2 SPE

Loans and financing	2012	2013	2014	2015	2016	After 2016	Total (LC + FC)
By activity
Generation	697.9	73.5	83.1	83.1	83.1	1,326.1	2,346.8
Transmission	405.7	55.4	21.4	24	28.2	241	775.7
Trading of energy	0.0	0.0	0.0	0.0	0.0	0.0	0.0
By creditor
Banco do Nordeste do Brasil	39.6	44.5	10.8	11.2	11.7	104.3	222.1
Banco do Brasil	2.4	10.6	11.9	11.9	11.9	186.6	235.3
BNDES	193.1	47.0	51.8	51.9	51.9	730.8	1.126.5
Banco Itaú BBA	74.1	8.1	7.9	7.9	7.9	125.2	231.1
BASA	0.0	1.0	2.1	4.2	7.2	68.2	82.7
CEF	2.3	10.3	11.6	11.6	11.6	185.6	233
Bradesco	1.6	7.4	8.4	8.4	8.4	133.5	167.7
Others	790.5	0.0	0.0	0.0	0.7	32.9	824.1

14.2 Energy purchase – N/A

14.3 Energy sale – N/A

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

                15.1 – By tenure

Generation

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	154	142	137
6 to 10	169	179	184
11 to15	54	54	54
16 to 20	1	0	0
21 to 25	196	191	186
Over 25	342	342	345
Total	916	908	906

Marketletter

Transmision

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	313	294	272
6 to 10	391	409	431
11 to15	96	96	96
16 to 20	1	1	1
21 to 25	257	240	227
Over 25	967	983	995
Total	2,025	2,023	2,022

Administration

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	443	401	373
6 to 10	342	384	409
11 to15	24	24	25
16 to 20	-	1	1
21 to 25	723	702	699
Over 25	1,146	1,157	1,159
Total	2,678	2,669	2,666

                15.2 – By region

State	Number of employees
	1Q12	2Q12	3Q12
Bahia	2,059	2,054	2,052
Pernambuco	2,819	2,807	2,805
Ceará	382	379	378
Piauí	359	360	359

15.3 – By departments

Department	Number of employees
	1Q12	2Q12	3Q12
Campo	3,481	3,482	3,477
Administrativo	2,138	2,118	2,117

16. Complementary work force – N/A

17. Turn-over

1Q12	2Q12	3Q12
0.19	0.15	0.15

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Current Assets
Cash and banks	234,634	197,898	588,893	626,891
Marketable securities	814,243	763,401	920,644	892,479
Accounts receivable	1,101,706	1,047,551	658,184	702,912
Concession financial assets	550,827	554,294	632,284	620,291
Taxes and social contribution	89,284	82,525	107,690	90,303
Compensation rights	152,640	311,170	154,213	316,981
Stored materials	57,833	51,423	60,852	54,369
Derivative financial instruments	235,942	191,919	235,942	191,919
Other credits	106,609	101,083	132,085	101,112
	3,343,718	3,301,264	3,490,787	3,597,257
Non-Current Assets
Long-term Assets
Marketable securities	217	950	3,966	950
Accounts receivable	963,914	783,228	967,197	779,759
Concession financial assets	4,150,609	4,205,689	7,454,029	6,779,019
Taxes and social contribution	79,390	110,339	172,768	169,039
Linked collateral and deposits	479,030	446,906	495,469	452,615
Advances for future capital increase	42,416	246,162	-	-
Derivative financial instruments	228,359	185,031	228,359	185,031
Other assets	75,609	83,803	87,059	97,872
	6,019,544	6,062,108	9,408,847	8,464,285
Investments	2,295,723	1,644,551	207,347	202,454
Property, plant and equipment	8,978,996	9,247,833	10,200,985	9,748,562
Intangible	16,021	20,158	54,630	56,019
	17,310,284	16,974,650	19,871,809	18,471,320
Total Assets	20,654,002	20,275,914	23,362,596	22,068,577

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Current Liabilities
Suppliers	564,169	672,506	911,517	939,750
Loans and financing	453,975	387,803	1,718,768	1,121,046
Taxes and social contributions	115,889	77,478	135,135	87,260
Shareholders remuneration	640	18,293	640	18,293
Estimated obligations	216,212	195,336	228,484	204,987
Provisions of uncovered subsidiaries liabilities	363,461	259,587	-	-
Sector charges	96,473	115,575	101,265	121,243
Derivative financial instruments	119,617	261,489	119,776	269,718
Retirement benefit	143,864	19,169	143,864	19,169
Research and development	127,505	120,804	132,530	124,212
Costumers advance	45,583	44,098	45,583	44,098
Social-environmental compensation	18,808	19,536	18,808	19,536
Other liabilities	148,611	106,448	161,902	114,158
	2,414,807	2,298,122	3,718,272	3,083,470
Non-Current Liabilities
Loans and financing	4,140,920	4,283,935	5,345,234	5,166,313
Taxes and social contribution	11,670	13,609	103,346	62,923
Costumers advance	842,513	879,452	842,513	879,452
Concession to pay	-	-	30,208	28,974
Derivative financial instruments	228,359	185,031	228,359	185,031
Provisions for risks	1,152,631	915,284	1,169,894	927,858
Post-retirement benefit	58,535	58,535	60,231	60,234
Retirement benefit	-	138,015	-	138,015
Research and development	18,188	17,052	21,965	20,239
Social-environmental compensation	79,936	97,678	79,936	97,678
Advance for future capital increase	620,864	1,127,731	620,864	1,127,731
Other liabilities	1,586	1,485	57,781	30,674
	7,155,202	7,717,807	8,560,331	8,725,122
	9,570,009	10,015,929	12,278,603	11,808,592
Stockholders’ Equity
Social Capital	8,853,284	8,200,406	8,853,284	8,200,406
Capital Reserves	2,011,460	2,011,460	2,011,460	2,011,460
Income reserve	25,708	25,708	25,708	25,708
Additional dividend proposal	-	50,200	-	50,200
Other comprehensive income	(27,789)	(27,789)	(27,789)	(27,789)
Accrued income	221,330	-	221,330	-
	11,083,993	10,259,985	11,083,993	10,259,985
Total	20,654,002	20,275,914	23,362,596	22,068,577

Marketletter

Statement of Income by activity

(R$ thousand)

	Parent Company
	09.30.12
	Generation	Transmission	Trading of energy	Other	Total
Operating Revenues
Electric energy supply	1,007,559	-	-	-	1,007,559
Electric energy gross supply	1,527,240	-	109,727	-	1,636,967
Electric energy sold in the CCEE	430,914	-	-	-	430,914
Transmission – maintenance and operation revenues	-	345,574	-	-	345,574
Transmission – construction revenues	-	124,415	-	-	124,415
Transmission – financing asset revenues	-	240,104	-	-	240,104
Other operating revenues	265,103	28,480	104	54,965	348,652
	3,230,816	738,573	109,831	54,965	4,134,185
Deduction from Operating revenues
ICMS	(18,862)	-	(5,530)	-	(24,392)
Pasep	(41,462)	(7,992)	(1,320)	(380)	(51,154)
Cofins	(191,008)	(36,841)	(6,082)	(1,753)	(235,684)
ISS	(43)	(960)	(2)	(178)	(1,183)
RGR	(78,447)	(20,440)	(2,771)	-	(101,658)
CDE	(29,469)	-	-	-	(29,469)
CCC	(162,425)	-	-	-	(162,425)
Research and development	(26,126)	(7,222)	(932)	-	(34,280)
Proinfa	(70,341)	-	-	-	(70,341)
Other	-	-	-	(742)	(742)
	(618,183)	(73,455)	(16,637)	(3,053)	(711,328)
Net operating revenue	2,612,633	665,118	93,194	51,912	3,422,857
Operational cost
Cost of electric energy service
Electric energy purchased for resale	-	-	(46,836)	-	(46,836)
Charges on the use of electric grid	(465,364)	-	-	-	(465,364)
	(465,364)	-	(46,836)	-	(512,200)
Operation cost
Personnel, Material and Third party services	(220,061)	(314,475)	(12,222)	-	(546,758)
Use of hydro resources	(171,903)	-	-	-	(171,903)
Depreciation and amortization	(313,068)	1,913	(3,381)	-	(314,536)
Others	(20,065)	(4,949)	254	31	(24,729)
	(725,097)	(317,511)	(15,349)	31	(1,057,926)
Third party service cost	(3,538)	(8,067)	(125)	-	(11,730)
Construction cost	-	(124,415)	-	-	(124,415)
	(1,193,999)	(449,993)	(62,310)	31	(1,706,271)
Gross income	1,418,634	215,125	30,884	51,943	1,716,586
Operational expense	(980,381)	(189,714)	(24,428)	(49)	(1,194,572)
Service result	438,253	25,411	6,456	51,894	522,014
Result on the Equity Method	-	-	-	(39,439)	(39,439)
Financing result	(11,733)	(79,705)	33,043	13,110	(45,285)
Income before taxes	426,520	(54,294)	39,499	25,565	437,290
Income tax and social contribution	(134,665)	-	(12,470)	(8,072)	(155,207)
Income tax and social contribution - deferred	(63,204)	2,451	-	-	(60,753)
	(197,869)	2,451	(12,470)	(8,072)	(215,960)
Net income (Loss) for the period	228,651	(51,843)	27,029	17,493	221,330
Installment attributable to the controlling shareholders	227,384	(51,556)	26,879	17,396	220,104
Installment attributable to the non controlling shareholders	1,267	(287)	150	97	1,226
Income (Loss) basic and diluted per share - R$	1.68	(0.38)	0.20	0.13	1.63

Marketletter

	Parent Company
	09.30.11
	Generation	Transmission	Trading of energy	Other	Total
Operating Revenues
Electric energy supply	1,085,015	-	-	-	1,085,015
Electric energy gross supply	1,366,832	-	110,680	-	1,477,512
Electric energy sold in the CCEE	119,635	-	-	-	119,635
Transmission – maintenance and operation revenues	-	331,862	-	-	331,862
Transmission – construction revenues	-	139,586	-	-	139,586
Transmission – financing asset revenues	-	250,271	-	-	250,271
Other operating revenues	334,965	28,420	253	29,626	393,264
	2,906,447	750,139	110,933	29,626	3,797,145
Deduction from Operating revenues
ICMS	(16,779)	-	(23,374)	-	(40,153)
Pasep	(38,851)	(7,524)	(1,792)	(198)	(48,365)
Cofins	(178,966)	(34,688)	(8,254)	(912)	(222,820)
ISS	(125)	(1,120)	(4)	(97)	(1,346)
RGR	(65,931)	(19,209)	(2,252)	-	(87,392)
CDE	(32,020)	-	-	-	(32,020)
CCC	(228,151)	-	-	-	(228,151)
Research and development	(22,559)	(6,995)	(745)	-	(30,299)
Proinfa	(66,599)	-	-	-	(66,599)
Other	-	-	-	(401)	(401)
	(649,981)	(69,536)	(36,421)	(1,608)	(757,546)
Net operating revenue	2,256,466	680,603	74,512	28,018	3,039,599
Operational cost
Cost of electric energy service
Electric energy purchased for resale	(22,798)	-	(38,752)	-	(61,550)
Charges on the use of electric grid	(417,491)	-	-	-	(417,491)
	(440,289)	-	(38,752)	-	(479,041)
Operation cost
Personnel, Material and Third party services	(232,495)	(283,344)	(11,741)	-	(527,580)
Financial compensation for the use of hydro resources	(161,987)	-	-	-	(161,987)
Depreciation and amortization	(309,309)	1,682	(3,343)	-	(310,970)
Others	19,732	(6,728)	463	7	13,474
	(684,059)	(288,390)	(14,621)	7	(987,063)
Third party service cost	(2,949)	(10,592)	(99)	-	(13,640)
Construction cost	-	(139,586)	-	-	(139,586)
	(1,127,297)	(438,568)	(53,472)	7	(1,619,330)
Gross income	1,129,169	242,035	21,040	28,025	1,420,269
Operational expense	(663,009)	(207,219)	(30,286)	(59)	(900,573)
Electric energy service result	466,160	34,816	(9,246)	27,966	519,696
Result on the Equity Method	-	-	-	(14,993)	(14,993)
Financing result	(308,519)	(126,322)	23,629	32,338	(378,874)
Income before taxes	157,641	(91,506)	14,383	45,311	125,829
Income tax and social contribution	(13,936)	-	(1,266)	(3,988)	(19,190)
Income tax and social contribution - deferred	28,198	894	-	-	29,092
	14,262	894	(1,266)	(3,988)	9,902
Net income (Loss) for the period	171,903	(90,612)	13,117	41,323	135,731
Installment attributable to the controlling shareholders	170,889	(90,077)	13,040	41,079	134,930
Installment attributable to the non controlling shareholders	1,014	(535)	77	244	801
Income (Loss) basic and diluted per share - R$	1.27	(0.67)	0.10	0.30	1.00

Marketletter

	Consolidated
	09.30.12
	Generation	Transmission	Trading of energy	Distribution	Other	Total

Operating Revenues
Electric energy supply	1,007,558	-	120,877	11,112	-	1,139,547
Electric energy gross supply	1,451,942	-	121,639	-	-	1,573,581
Electric energy sold in the CCEE	430,914	-	-	-	-	430,914
Transmission – maintenance and operation revenues	-	358,870	-	-	-	358,870
Transmission – construction revenues	-	711,271	-	9,845	-	721,116
Transmission – financing asset revenues	-	377,315	-	-	-	377,315
Other operating revenues	265,106	62,653	159	930	54,965	383,813
	3,155,520	1,510,109	242,675	21,887	54,965	4,985,156
Deduction from Operating revenues
ICMS	(18,862)	-	(26,190)		-	(45,052)
Pasep	(41,462)	(8,696)	(3,695)	(15)	(380)	(54,248)
Cofins	(191,008)	(40,091)	(17,022)	(71)	(1,753)	(249,945)
ISS	(43)	(960)	(2)	(26)	(178)	(1,209)
RGR	(78,447)	(21,853)	(4,985)	-	-	(105,285)
CDE	(29,469)	-	-		-	(29,469)
CCC	(162,425)	-	(5,047)	-	-	(167,472)
PEE	-	-	(485)	-	-	(485)
Research and development	(26,126)	(7,715)	(1,417)	-	-	(35,258)
Proinfa	(70,341)	-	-		-	(70,341)
Others	-	(51)	(309)	(80)	(742)	(1,182)
	(618,183)	(79,366)	(59,152)	(192)	(3,053)	(759,946)
Net operating revenue	2,537,337	1,430,743	183,523	21,695	51,912	4,225,210
Operational cost
Cost of electric energy service
Electric energy purchased for resale	-	-	(46,836)	-	-	(46,836)
Charges on the use of electric grid	(460,870)	-	-	-	-	(460,870)
	(460,870)	-	(46,836)		-	(507,706)
Operation cost
Personnel, Material and Third party services	(220,061)	(328,627)	(12,222)	(20,369)	-	(581,279)
Financial compensation for the use of hydro resources	(171,902)	-	-	-	-	(171,902)
Depreciation and amortization	(148,988)	(162,242)	(4,652)	(2,726)	-	(318,608)
Others	(188,642)	172,884	695	(9,972)	24	(25,011)
	(729,593)	(317,985)	(16,179)	(33,067)	24	(1,096,800)
Third party service cost	(3,538)	(8,067)	(125)	-	-	(11,730)
Construction cost	-	(721,116)	-	-	-	(721,116)
	(1,194,001)	(1,047,168)	(63,140)	(33,067)	24	(2,337,352)
Gross income	1,343,336	383,575	120,383	(11,372)	51,936	1,887,858
Operational expense	(989,741)	(192,794)	(71,816)	(19,959)	(50)	(1,274,360)
Electric energy service result	353,595	190,781	48,567	(31,331)	51,886	613,498
Result on the Equity Method	-	-	-	-	(1,390)	(1,390)
Financing result	(13,111)	(159,908)	5,064	2,459	2,614	(162,882)
Income before taxes	340,484	30,873	53,631	(28,872)	53,110	449,226
Income tax and social contribution	(142,926)	(8,597)	(12,470)	-	(8,072)	(172,065)
Income tax and social contribution - deferred	(52,265)	(3,566)	-	-	-	(55,831)
	(195,191)	(12,163)	(12,470)	-	(8,072)	(227,896)
Net income (Loss) for the period	145,293	18,710	41,161	(28,872)	45,038	221,330
Installment attributable to the controlling shareholders	144,488	18,606	40,933	(28,712)	44,788	220,104
Installment not attributable to the controlling shareholders	805	104	228	(160)	250	1,226
Income (Loss) basic and diluted per share - R$	1.01	0.13	0.28	(0.20)	0.31	1.53

Marketletter

	Consolidated
	09.30.11
	Generation	Transmission	Trading of energy	Distribution	Other	Total

Operating Revenues
Electric energy supply	1,089,696	-	-	99,602	-	1,189,298
Electric energy gross supply	1,303,321	-	110,680	9,248	-	1,423,249
Electric energy sold in the CCEE	119,635	-	-	-	-	119,635
Transmission – maintenance and operation revenues	-	337,795	-	4,681	-	342,476
Transmission – construction revenues	-	819,678	-	9,424	-	829,102
Transmission – financing asset revenues	-	328,947	-	-	-	328,947
Other operating revenues	336,414	28,329	253	1,907	29,626	396,529
	2,849,066	1,514,749	110,933	124,862	29,626	4,629,236
Deduction from Operating revenues
ICMS	(16,779)	-	(23,374)	(17,107)	-	(57,260)
Pasep	(37,798)	(491)	(1,795)	(10,678)	(198)	(50,960)
Cofins	(179,946)	(45,665)	(8,255)	-	(912)	(234,778)
ISS	(129)	(1,051)	-	-	(97)	(1,277)
RGR	(65,931)	(20,496)	(2,252)	(1,618)	-	(90,297)
CDE	(32,020)	-	-		-	(32,020)
CCC	(228,151)	-	-	(4,101)	-	(232,252)
PEE	-	-	-	(519)	-	(519)
Research and development	(22,559)	(7,262)	(745)	(421)	-	(30,987)
Proinfa	(66,599)	-	-	-	-	(66,599)
Others	(993)	(69)	-	(385)	(400)	(1,847)
	(650,905)	(75,034)	(36,421)	(34,829)	(1,607)	(798,796)
Net operating revenue	2,198,161	1,439,715	74,512	90,033	28,019	3,830,440
Operational cost
Cost of electric energy service
Electric energy purchased for resale	(22,798)	-	(38,752)	-	-	(61,550)
Charges on the use of electric grid	(417,491)	-	-	-	-	(417,491)
	(440,289)	-	(38,752)		-	(479,041)
Operation cost
Personnel, Material and Third party services	(232,500)	(296,285)	(11,740)	(31,482)	-	(572,007)
Financial compensation for the use of hydro resources	(161,988)	-	-	-	-	(161,988)
Depreciation and amortization	(147,444)	(160,272)	(3,343)	(3,417)	-	(314,476)
Others	(223,397)	275,107	(35,443)	63	-	16,330
	(765,329)	(181,450)	(50,526)	(34,836)	-	(1,032,141)
Third party service cost	(2,949)	(10,593)	(99)	-	7	(13,634)
Construction cost	-	(780,414)	-	-	-	(780,414)
	(1,208,567)	(972,457)	(89,377)	(34,836)	7	(2,305,230)
Gross income	989,594	467,258	(14,865)	55,197	28,026	1,525,210
Operational expense	(565,156)	(330,140)	(17,179)	(57,584)	(59)	(970,118)
Electric energy service result	424,438	137,118	(32,044)	(2,387)	27,967	555,092
Result on the Equity Method	-	-	-	-	30,316	30,316
Financing result	(333,128)	(163,120)	23,629	(13,475)	32,338	(453,756)
Income before taxes	91,310	(26,002)	(8,415)	(15,862)	90,621	131,652
Income tax and social contribution	(19,891)	(3,292)	(1,266)	-	(3,988)	(28,437)
Income tax and social contribution - deferred	33,102	(586)	-	-	-	32,516
	13,211	(3,878)	(1,266)	-	(3,988)	4,079
Net income (Loss) for the period	104,521	(29,880)	(9,681)	(15,862)	86,633	135,731
Installment attributable to the controlling shareholders	103,904	(29,704)	(9,624)	(15,768)	86,122	134,930
Installment not attributable to the controlling shareholders	617	(176)	(57)	(94)	511	801
Income (Loss) basic and diluted per share - R$	0.77	(0.22)	(0.07)	(0.12)	0.64	1.00

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Operating Activities
Income (Loss) before income tax	437,290	125,829	449,226	131,652
Adjustments in the conciliation of net income (loss) with cash generated
Depreciation and amortization	323,532	318,629	328,497	322,901
Accruals arrears	(60,942)	(80,981)	(60,942)	(80,981)
Assets monetary variation	(31,171)	(84,199)	(50,770)	(108,286)
Liabilities monetary variation	137,350	190,909	183,953	193,793
Financial charges	261,247	257,284	354,929	305,650
Equity method	39,439	14,993	1,390	(30,316)
Provision for credits of questionable liquidation	389,557	94,040	435,364	123,289
Operational provision	232,937	318,779	231,571	318,779
Property, plant and equipment sales	432	6,691	558	6,691
Derivatives	(185,895)	82,937	(185,895)	82,937
Financing assets - TIR	(240,104)	(250,271)	(377,315)	(328,947)
Amortization	414,054	435,519	456,093	435,518
Others	65,283	(32,337)	65,283	(31,499)
	1,783,009	1,397,822	1,831,942	1,341,181
Variation of operational asset
Consumers	(353,740)	(124,070)	(323,765)	(174,100)
Compensation right	101,882	74,820	106,120	74,820
Other	(116,063)	(204,818)	(244,697)	(288,882)
	(367,921)	(254,068)	(462,342)	(388,162)
Variation of operational liability
Suppliers	(108,337)	(43,713)	(28,233)	251,500
Taxes and social contributions to collect	(179,488)	3,371	(139,598)	4,364
Provision	(4,723)	(49,309)	(4,731)	41,450
Research and development	7,837	20,440	10,044	21,295
Consumers advance	(35,454)	(32,926)	(35,454)	(32,926)
Retirement benefits	(13,320)	-	(13,320)	-
Others	29,486	(137,375)	140,252	(151,471)
	(303,999)	(239,512)	(71,040)	134,212
Operating activities	1,111,089	904,242	1,298,560	1,087,231
Loans and financing charges payable	(229,697)	(245,023)	(287,641)	(247,552)
Loans and financing charges receivable	-	2,006	-	2,006
Taxes payable	-	-	-	(6,330)
Legal deposits	(32,124)	(14,535)	(42,854)	(15,815)
	(261,821)	(257,552)	(330,495)	(267,691)
Net operating activities	849,268	646,690	968,065	819,540
Financing Activities
Loans and financing obtained	11,850	285,607	1,024,839	1,094,706
Loans and financing payable – principal	(252,379)	(342,919)	(573,621)	(470,455)
Dividend payment	(67,853)	(140,434)	(67,853)	(139,796)
Advance for future capital increase	80,728	335,017	80,728	423,701
Net financing activities	(227,654)	137,271	464,093	908,156
Investment Activities
Marketable securities	(50,109)	(207,381)	(31,181)	(207,381)
Receivables from loans and financing granted	6,493	6,139	-	6,139
Acquisition of permanent assets	(41,978)	(47,556)	(714,694)	(371,020)
Acquisition of financing assets	(124,415)	(110,673)	(721,116)	(926,427)
Intangible	-	-	(3,165)	(3,906)
Advance equity	(13,583)	(40,294)	-	-
Equity participation	(370,203)	(343,786)	-	2,497
Equity investment receivables	8,917	4,319	-	-
Net investment activities	(584,878)	(739,232)	(1,470,156)	(1,500,098)
Increase in cash and cash equivalent	36,736	44,729	(37,998)	227,598
Cash and cash equivalent – beginning of period	197,898	87,817	626,891	214,527
Cash and cash equivalent – end of period	234,634	132,546	588,893	442,125

Marketletter

Analysis of the consolidated result

Net Operational Revenue

Operational revenue in 3Q12 presented a decrease of 6% compared to 2Q12, from R$ 1,820 million in 2Q12 to R$ 1,712 million in 3Q12. This decrease is due primarily to the lower volume of energy traded in the CCEE.

Deductions from operational revenues in 3Q12 showed a decrease of 12% compared to 2Q12, from R$ 268 million in 2Q12 to R$ 236 million for 3Q12. The company showed reduction of the charges over CCC in its result, which was motivated by the reduction in thermal power generation, mainly in the isolated system.

Operational Cost

The operational cost in the 3Q12 showed a decrease of 4% compared to 2Q12, from R$ 867 million in 2Q12 to R$ 834 million in 3Q12. This decrease is due primarily to the cost reduction in the use of water resources.

Operational Expenses

Operational expenses in 3Q12 increased 3% in relation to 2Q12, from R$ 493 million to R$ 509 million between 2Q12 and 3Q12. This variation is due to the small increase in generation and transmission costs of the Company.

Financial Result

The financial revenue in 3Q12 presented an increase of 95% in relation to 2Q12, from R$ 119 million in 2Q12 to R$ 234 million in 3Q12. The variation is due to the increase in the volume of resources held in short-term investments and marketable securities during the period, motivated by the releases of loans and financing for construction work in progress in the company’s subsidiaries, as well as the result of a derivative held by the company.

Financial expense in the 3Q12 presented a reduction of 15%, in relation to 2Q12, from R$ 237 million in 2Q12 to R$ 201 million in 3Q12. The observed increase in the period refers primarily to the non incidence of derivative expenses compared to the periods under analysis.

Marketletter

Market Data

1.     Generation Assets and Energy generated

1.1   Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q12	2Q12	3Q12
HEU Coaracy Nunes	78.00		115,829	104,408	106,635
Tucuruí Complex	8,370.00	4,140.00	14,165,851	12,133,075	7,502,770
HEU Samuel	216.75	92.70	307,289	201,530	132,413
HEU Curuá-Una	30.30	24.00	60,347	61,055	57,384
TEU Electron Use granted to Amazonas Energia	121.11		0	0	0
TEU Rio Madeira	119.35		0	0	0
TEU Santana	177.74		206,478	248,431	271,255
TEU Rio Branco I	18.65		0	0	0
TEU Rio Branco II	32.75		0	0	0
TEU Rio Acre	45.49		43,930	59,389	43,884
TEU Senador Arnon Afonso Farias de Mello Use granted to Boa Vista Energia as of February 10, 2010	85.99		-	-	-
TOTAL	9,296.13		14,899,724	12,807,888	8,114,341

Unit	Location (State)	Beginning of Operation	End of Concession
HEU Coaracy Nunes	AP	Oct-75	Jul-15
Tucuruí Complex	PA	Nov-84	Jul-24
HEU Samuel	RO	Jul-89	Sep-29
HEU Curuá-Una	PA	Jul-77	Jul-28
TEU Electron Use granted to Amazonas Energia	AM	Jun-05	Undefined
TEU Rio Madeira	RO	Apr-68	Undefined
TEU Santana	AP	Jan-93	Undefined
TEU Rio Branco I	AC	Feb-98	Undefined
TEU Rio Branco II	AC	Apr-81	Undefined
TEU Rio Acre	AC	Apr-94	Undefined
TEU Senador Arnon Use granted to Boa Vista Energia as of February 10, 2010	RR	1st Unit (turb. 2) dec/1990; 2nd Unit (turb. 1) jun/1991; 3rd Unit (turb. 3) dec/1993	Undefined

1.2   SPEs

SPE	Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q12	2Q12	3Q12
EAPSA - Enerigia Águas da Pedra S.A.	HEU Dardanelos	261	154.9	500,372.98	452.378	70,914.83
AMAPARI ENERGIA S.A.	TEU Serra do Navio	TEU Serra do Navio 23.30	TEU Serra do Navio 21	37,154.00	36,083.00	38,126.00

Marketletter

Unit	Participation %	Location (State)	Beginning of Operation	End of Concession
EAPSA - Energia Águas da Pedra S.A. HEU Dardanelos	24.5	MT	Aug-11	Jul-42 (35 years)
AMAPARI ENERGIA S.A. TEU Serra do Navio and SCH Capivara	49	AP	Aug-08	May-37 (29 years)

2      Electric energy purchased for resale

Own assets

System	Unit	1Q12	2Q12	3Q12
Eletrobras	MWh	-	188,379.18	189.433,41
	R$ million	-	15.2	15,4 OBS.: Provision
Others	MWh	189,861.065	188,379.18	189,433.41
	R$ million	14.3	15.2	15.4 OBS.: Provision

3    Energy sold

3.1 Own assets

Buyer	Sale model	Unit	1Q12	2Q12	3Q12
Eletrobras System	A	R$ million	56.47	56.01	51.83
		MWh	405,756.23	400,347.40	412,171.17
	B	R$ million	-	-	-
		MWh	-	-	-
Others	A	R$ million	345.01	327.68	341.22
		MWh	3,726,048.00	3,489,990.05	3,572,021.93
	B	R$ million	449.25	484.33	527.86
		MWh	4,862,281.59	4,872,676.20	5,386,663.75
Total	A	R$ million	401.47	383.69	393.05
		MWh	4,131,804.23	3,890,337.45	3,984,193.09
	B	R$ million	449.25	484.33	527.86
		MWh	4,862,281.58	4,872,676.20	5,386,663.75

A - Through auction

B - Through free market agreements or bilateral contracts

Marketletter

3.2 SPE

Buyer	Sale model	Unit	1Q12	2Q12	3Q12
Eletrobras System	A	R$ million	-
		MWh	-
	B	R$ million	-
		MWh	-
Others	A	R$ million	46.90	45.20	47.16
		MWh	325,666.67	309,861.87	316,447.83
	B	R$ million	10.48	10.46	10.98
		MWh	35,500.00	34,467.00	36,187.00
Total	A	R$ million	46.90	45.20	47.16
		MWh	325,666.67	309,861.87	316,447.83
	B	R$ million	10.48	10.46	10.98
		MWh	35,500.00	34,467.00	36,187.00

A - Through auction

B - Through free market agreements or bilateral contracts

4 CCEE settlement (Spot and MRE)

	Unit	1Q12	2Q12	3Q12
Sale	R$ million	183.032	369.828	252.348
	MWh	5,881,125.05	4,847,793.65	1,913,741.04
	MWaverage	2,691.59	2,219.68	866,731
Purchase	R$ million	21.262	97.337	146.375
	MWh	482,169.93	1,171,371.01	3,415,779.87
	MWaverage	220.67	536.34	1,547.00
Net	R$ million	161.770	272,491	105.973
	MWh	5,398,955.12	3,676,422.64	-1,502,038.82
	MWaverage	2,470.92	1,683.34	-680.37

5 Fuel for production of electric energy

Type	Unit	1Q12	2Q12	3Q12
Diesel oil Especial	liter	132,515,171	134,270,922	156,606,889
	R$ Million	269.590	285.679	332.751

6 Losses in generation - %

1Q12	2Q12	3Q12
0.07	0.08	0.13

7 Average price– R$/MWh

7.1 Own assets

1Q12	2Q12	3Q12
94.59	99.05	98.27

Marketletter

7.2 SPE

SPE	1Q12	2Q12	3Q12
EAPSA - Energia Águas da Pedra S.A. HUE Dardanelos	143.80	146.26	149.04
AMAPARI ENERGIA S.A. TEU Serra do Navio	295.00	303.47	303.51

Marketletter

8 Extension of transmission lines - Km

8.1 Own assets

                8.1.1 Transmission line

From - To	Extension (km)	Tension	Beginning of Operation	End of Concession
Sistema Isolado
Boa Vista- Santa Elena	190.2	230	jun/01	jul/15
Sub-Total 230 Kv	190.2
Coaracy Nunes - Santana	108	138	oct/75	jul/15
Coaracy Nunes - Santana	109	138		jul/15
Santana - Portuária	4	138	apr/96	jul/15
Coaracy Nunes - Tartarugalzinho	87	138	jun/00	jul/15
Sub-Total 138 Kv	308
Santana - Macapá II	20	69	nov/96	jul/15
Santana - Equatorial	13	69	aug/00	jul/15
Tartarugalzinho - Calçoene	130	69	dec/01	jul/15
Tartarugalzinho - Amapá	17	69	feb/02	jul/15
Santana - Santa Rita	12.6	69	dec/07	jul/15
Equatorial - Santa Rita	5.09	69	sep/08	jul/15
Sub-Total 69 Kv	197.69
Total Sistema Isolado	695.89
Sistema Interligado
Colinas - Miracema	173.97	500	mar/99	jul/15
Imperatriz - Colinas	342.6	500	mar/99	jul/15
Imperatriz – Marabá (C1)	181.09	500	apr/81	jul/15
Imperatriz – Marabá (C2)	181.82	500	mar/88	jul/15
Imperatriz - Pres. Dutra (C1)	386.6	500	oct/82	jul/15
Imperatriz - Pres. Dutra (C2)	385.3	500	feb/88	jul/15
Tucuruí – Marabá – C1	222.14	500	oct/81	jul/15
Tucuruí – Marabá – C2	221.7	500	feb/88	jul/15
Pres. Dutra - Boa Esperança	205.39	500	oct/82	jul/15
São Luiz II - Pres. Dutra	0	500	jul/84	jul/15
Miranda II - Pres. Dutra	195.5	500	nov/10
São Luiz II - Miranda II – C1	106.8	500	nov/10
São Luiz II - Miranda II – C2
São Luiz II - Pres. Dutra	0	500	mar/86	jul/15
Tucuruí - Vila do Conde	327.1	500	dec/81	jul/15
Tucuruí (Usina) - Tucuruí (Se)	10.71	500	Nov/84 a may/05
Sub-Total 500 Kv	3,243.32
Altamira - Rurópolis	330.02	230	oct/88	jul/15
Barra Peixe – Rondonópolis – C1	216.79	230	oct/97	jul/15
Rondonópolis - Coxipó	187.8	230	sep/88	jul/15
Rondonópolis - Coxipó	187.8	230	jul/84	jul/15
Coxipó - Nobres	105	230	apr/01	jul/15
Nobres – Nova Mutum C-1		230		jul/15
Nova Mutum - Sorriso C-1		230		jul/15
Sinop - Sorriso C-1		230		jul/15
Nobres - Sinop	346	230	aug/08	jul/15
Guamá - Utinga	19.4	230	dec/81	jul/15
Guamá - Utinga	19.4	230	dec/81	jul/15
Imperatriz - Porto Franco	110.1	230	oct/94	jul/15
Jauru - Coxipó	366	230	jun/03	jul/15
Jauru - Coxipó	366	230	jun/03	jul/15
Miranda Ii - Peritoró	94.2	230	dec/02	jul/15
Pres. Dutra - Peritoró	115	230	mar/03	jul/15
Peritoró - Coelho Neto	223	230	jul/06	jul/15
Coelho Neto - Teresina	127.1	230	sep/06	jul/15
São Luiz II - Miranda II	105.3	230	nov/02	jul/15
São Luiz II - São Luiz I - C1	18.6	230	jan/83	jul/15
São Luiz II - São Luiz I – C2	19	230	sep/88	jul/15
São Luiz II - São Luiz III	35.94	230	may/10	jul/15
Tucuruí - Altamira	317.6	230	jun/98	jul/15
Utinga - Santa Maria	93.02	230	dec/94	jul/15
Vila do Conde - Guamá	49.3	230	apr/81	jul/15
Vila do Conde - Guamá	49.3	230	dec/82	jul/15
Marabá - Carajás	145	230	oct/04	jul/15
Barra Peixe – Rondonópolis- C2	217	230	may/08	jul/15
Rio Verde (Couto Magalhães) - Rondonópolis	177.83	230	jul/83	jul/15
São Luiz II - UTE São Luiz	0.05	230	jan/82	jul/15
Carajás - Integradora	83	230	aug/08	jul/15
Castanhal – Santa Maria		230
Utinga - Castanhal		230
Abunã - Rio Branco	302	230	nov/02	jul/15
Ariquemes - Jarú	83.82	230	sep/97	jul/15
Jarú - Ji-Paraná	80.69	230	sep/97	jul/15
Ariquemes - Ji-Paraná		230		jul/15
Samuel - Ariquemes	151.6	230	aug/94	jul/15
Samuel - Porto Velho	40.55	230	jul/89	jul/15
Samuel - Porto Velho	40.55	230	jul/89	jul/15
Samuel (Usina) - Samuel (SE)	2.85	230	jul/89	jul/15
Porto Velho - Abunã	188	230	may/02	jul/15
Ji-Paraná - Pimenta Bueno	117.8	230	jun/08	jul/15
Pimenta Bueno – Vilhena	160.2	230	oct/08	jul/15
Ribeiro Gonçalves - Balsas	95	230	dec/11
Sub-Total 230 Kv	5,387.61
Tucuruí-Vila - Cametá	214.21	138	aug/98	jul/15
Coxipó - Rondonopolis-Cemat	0	138	jul/81	jul/15
Coxipó - São Tadeu	44.17	138	jan/10	jul/15
São Tadeu - Jaciara	77.92	138	jan/10	jul/15
Jaciara - Rondonopolis-Cemat	70	138	jan/10	jul/15
Couto Magalhães - Rondonopolis-Cemat	176	138	apr/81	jul/15
Curuá-Uma - Tapajjós-Celpa	68.8	138	jan/06	jul/15
Sub-Total 138 Kv	651.1
Tucuruí - Tucuruí Vila	214.21	138	aug/98	jul/15
Tucuruí Vila - Cametá	0	138	jul/81	jul/15
Utinga - Miramar	44.17	138	jan/10	jul/15
Tucuruí (Usina) - Tucuruí (SE)	77.92	138	jan/10	jul/15
Tucuruí (Usina) - Tucuruí (SE)	70	138	jan/10	jul/15
Sub-Total 69 Kv
Total Geral	9,983.02

Marketletter

8.1.2 Substation

Substation	Transformation capacity	Localization	Beginning of Operation
Altamira	120.3	Pará	06/98
Cametá	23.6	Pará	08/98
Carajás	0.3	Pará	11/06
Guamá	354.0	Pará	12/81
Marabá	1,030.8	Pará	10/81
Rurópolis	200.6	Pará	12/98
Santa Maria	500.2	Pará	09/95
Tucuruí	619.0	Pará	10/81
Transamazônica	60.3	Pará	12/98
Tucuruí-Vila	58.4	Pará	06/99
Utinga	602.0	Pará	12/81
Vila do Conde	3549.4	Pará	12/81
São Luis I	401.7	Maranhão	12/82
São Luis II	2,079.0	Maranhão	12/82
São Luis III	150.3	Maranhão	05/10
Miranda II	950.6	Maranhão	06/98
Peritoró	300.1	Maranhão	12/82
Presidente Dutra	747.6	Maranhão	12/82
Coelho Neto	130.0	Maranhão	01/00
Imperatriz	1,842.2	Maranhão	12/82
Porto Franco	266.5	Maranhão	02/94
Ribeiro Gonçalves	350.0	Maranhão	12/11
Balsas	100.0	Maranhão	12/11
Colinas	1.5	Tocantins	03/99
Miracema	182.5	Tocantins	03/99
Barra do peixe	125.6	Mato Grosso	11/93
Ccouto Magalhães	15.1	Mato Grosso	10/81
Coxipó	571.2	Mato Grosso	07/87
Jauru	600.5	Mato Grosso	06/03
Nova Mutum	60.6	Mato Grosso	09/96
Rondonopolis	200.9	Mato Grosso	07/83
Sinop	256.0	Mato Grosso	09/96
Sorriso	60.6	Mato Grosso	09/96
Nobres	0.0	Mato Grosso	04/01
Rio Branco I	268.0	Acre	11/02
Epitaciolândia	22.1	Acre	03/08
Sena Madureira	18.8	Acre	10/08
Ariquemes	120.3	Rondônia	08/94
Ji-Paraná	320.6	Rondônia	09/94
Porto Velho	525.6	Rondônia	07/89
Abunã	110.6	Rondônia	05/02
Samuel	0.3	Rondônia	07/89
Pimenta Bueno	110.6	Rondônia	06/08
Vilhena	120.6	Rondônia	10/08
Jaru	30.2	Rondônia	09/97
Coaracy Nunes	27.1	Amapá	11/75
Portuária	20.0	Amapá	04/96
Amapá	10.1	Amapá	12/01
Tartarugalzinho	40.2	Amapá	06/00
Calçoene	10.1	Amapá	05/02
Santana	120.5	Amapá	10/75
Santa Rita	80.0	Amapá	12/07
Equatorial	80.0	Amapá	08/00
Macapá II	53.4	Amapá	11/96
Boa Vista	201.7	Roraima	07/01
Total	18,801.9

Marketletter

8.2 SPEs

SPE	Object (From - To)	Extension (km)	Tension	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SE Seccionadora Cuiabá	193	230	08/05	02/34
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	695	500	05/08	04/36
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SE Juba and SE Maggi - 230/138 kV	402	230	09/09	03/38
Transmissora Matogrossense de Energia S.A. - TME	LT Jauru / Cuiabá, em 230 kV, Mato Grosso	348	500	23/11/2011	19/11/2039

9 Total RAP (Allowed Annual Revenue) for transmission lines– R$ million – N/A

10 Losses in transmission - % - NA

11 Main investments of parent company – R$ million

Project	1Q12	2Q12	3Q12	2012 budget
Generation	6.827	5.106	2.421	14.355
HPU Coaracy 2nd stage	0.632	0.532	0.312	1.476
Generation system maintenance	5.868	4.248	2.039	12.155
HPU Curuá-Una-Amplia	0.328	0.326	0.070	0.724
Transmission	30.039	54.205	59.737	143.981
TS Amapá	0.014	1.334	-	1.348
Reinforcement of the Isolated System	0.437	0.762	1.214	2.413
TS North/Northeast-Maranhão	0.336	1.694	3.287	5.317
Transmission system maintenance	6.093	7.859	6.994	20.946
Reinforcement of interconnected system	23.158	42.556	48.242	113.956
Others	14.603	10.429	12.244	37.276
Preservation and conservation	6.811	7.335	10.966	25.113
Infrastructure	0.600	0.400	-	1.000
Infrastructure	0.070	0.105	0.355	0.530
Infrastructure	7.122	2.589	0.922	10.632
Headquarters	-	-		-
Total	51.469	69.740	74.402	195.611

Marketletter

12 New investments

12.1 Generation

12.1.1 Own assets – NA

12.1.2 SPEs

SPE	Unit	Participation %	Location (State)	Total of investment R$ million	Installed capacity MW	Guaranteed energy	Beginning of Operation	Beginning of Construction	End of concession
Brasvento Miassaba 3 Geradora de Energia S.A	Parque Eólico Miassaba 3	24.50	RN	245.07	68.47	22	09/2012	06/11	08/2045 (35 years)
Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 1	24.50	RN	229.4	58.45	21	01/2013	04/11	12/2045 (35 years)
Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3	24.50	RN	233.7	60.12	21	01/2013	06/11	12/2045 (35 years)
Norte Energia S.A.	HEU Belo Monte	19.98	PA	29,375.00	11,233	4,571	02/2015	07/11	08/2045 (35 years)

12.2 Transmission

               12.2.1 Own assets

12.2.1.1 Transmission line

Own lines (from - to)	Total of investment R$ million	Extension of lines - KM	Tension	Beginning of Operation	End of concession
Jorge Teixeira – Lechuga (AM)	35.533	30	230	11/2012	07/2040
Jorge Teixeira – Lechuga (AM) SE Lechuga (leilão 02/12	52.000	30	230	01/2014	05/2042

12.2.1.2 Substations

SE	Total of investment R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE Colinas – Disjuntor em 500KV	3.851 (basis Dec/2006)	3x55 MVAr	TO	04/2004	06/2015
SE Miracema – Autotransformador	13.75 (basis Jul/2007)	500/138 kV – 4x60 MVA	TO		06/2015
SE Miranda II	87.023 (basis nov/10)	500	MA	11/2012	01/2039

Marketletter

12.2.2 SPEs

12.2.2.1 Transmission line

SPE	Object (From - To)	Participation %	Total of investment R$ million	Extension of lines - KM	Tension	Beginning of Operation	End of concession
Estação Transmissora de Energia S.A. (Shares transferred to Eletronorte- Aneel dispatch 3532, 23/11/2011)	Conversor station 01 CA/CC, 500/±600 KV and Inversor station 01 CC/CA, ±600/500 kV	100.00	1,449.4	---	500/ ±600	04/12	02/39
Rio Branco Transmissora de Energia S.A. (Shares transferred to Eletronorte- Aneel dispatch 2350, 01/06/2012)	Porto Velho (RO) – Abunã (RO) - Rio Branco (AC)	100.00	270.8	487	230	08/12	09/39
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SE Itacoatiara and SE Cariri	30.00	1,794	559	500	11/12 (prev.)	10/38
Norte Brasil Transmissora de Energia S.A	Coletora Porto Velho (RO) – Araraquara (SP)	24.50	2,024.2	2,375	±600	08/13 (prev.)	02/39
Linha Verde Transmissora de Energia S.A.	Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT)	49.00	515.7	987	230	02/13 (prev.)	11/39
Transnorte Energia S.A.	Eng. Lechuga (AM) - Equador (RR) and Equador (RR) - Boa Vista (RR), doble circuit and SEs Equador (RR) Boa Vista (RR)	49.00	1,003.00	715	500	01/15	01/42
Estação Transmissora de Energia S.A. (Ações transferidas para a Eletrobrás Eletronorte- Despacho ANEEL 3532, de 23/11/2010)	Estação Conversora 01 CA/CC, 500/±600 KV e à Estação Inversora 01 CC/CA, ±600/500 kV	100,00	1.449,4	---	500/ ±600	Abr-12	Fev-39

Marketletter

13 Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Due	Index
Eletrobras	20.1	19.99	19.51	06/30/18	RGR 16.95%
Eletrobras	73.4	72.92	71.05	03/30/18	RGR 17.03%
Eletrobras	0.33	0.29	0.24	08/30/13	RGR 11.75%
Eletrobras	1695.2	1712.74	1724.92	12/30/29	IPCA 7%
Eletrobras	250.6	248.4	243.43	09/30/23	RGR 8.42%
Eletrobras	469.7	459.15	440.53	05/30/18	RGR 7%
Eletrobras	111.8	109.01	104.02	09/30/17	RGR 7%
Eletrobras	15.5	15.02	14.07	04/30/16	RGR 7%
Eletrobras	144.0	143.78	142.01	06/30/21	IPCA 7%
Eletrobras	25.6	25.6	27.94	06/30/21	IPCA 7%
Eletrobras	36.6	36.40	36.12	09/30/21	IPCA 7%
Eletrobras	83.8	83.53	82.58	10/30/21	IPCA 7%
Eletrobras	344.1	349.50	354.83	01/30/14	IPCA 7%
Eletrobras	202.9	206.01	209.11	06/30/23	IPCA 7%
BNDES	459.6	434.03	408.23	09/15/16	TJLP 3.5%
BNDES	37.8	36.86	35.90	11/15/24	UM 9.58%
BNDES	12.3	12.22	11.90	11/15/24	UM 9.58%
Banco do Brasil	11.0	11.05	10.72	01/01/18	REAL 10%
Banco do Nordeste	70.5	70.54	70.61	06/03/31	REAL 10%
Banco do Brasil	0.5	0.5	0.50	12/01/26	REAL 10%
Banco da Amazônia	0.00	1.88	1.86	01/10/29	REAL 10%

Foreign currency – FC

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Due	Index
IDB	331.5	346.68	355.76	04/06/25	US$ 6.83%
CAF	33.9	38.1	32.45	08/04/15	LIBOR+3.58
Eximbank	171.2	186.8	194.43	04/06/24	YEN+2.48%
Credit Balbina	0.01	0.001	0.0	12/31/13	EUR+3.5%
Credit National-0118- Balbina	0.04	0.03	0.03	12/31/15	EUR+3.5%
Credit National- 0122-Samuel	0.57	0.42	0.44	12/31/16	EUR+3.5%
Credit National	0.03	0.02	0.02	12/31/12	EUR+3.5%
DMLP - National Treasury	1.8	1.63	1.67	04/15/14	US$+8%

Marketletter

14 Contracts

14.1 Loans and financing

14.1.1Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	507.76	289.78	630.95	285.68	265.73	1,462.22
Transmission	184.50	108.11	111.62	113.21	101.75	488.86
Trading of energy	12.20	10.74	10.74	10.74
By creditor
Eletrobras	556.33	286.62	629.67	286.39	280.42	1,864.18
Others	148.13	122.01	123.64	123.24	87.06	87.20

14.1.2 SPE

Loans and financing	2012	2013	2014	2015	2016	Após 2016	Total (MN + ME)
By activity
Generation	4,075.5	0	0	-	-	-	4,075.5
Transmission	2,471.5	2,202.6	2,133.5	-	-	-	6,807.6
Trading of energy
By creditor
BNDES	4,245.9	1,177.5	1,091.7	-	-	-	6,515.1
Others	2,301.0	1,025.1	1,041.8	-	-	-	4,367,925.0

14.2 Energy purchase

14.2.1 Parent company

Energy Purchase Contracts		2012	2013	2014	2015	2016	After 2016
Edelca	MWh	900,607	936,631	974,096	1,013,060	1,053,582	5,293,881
	R$ million	49.9	52.1	54.6	57.1	59.7	341.2
Termonorte	MWh	0	0	0	0	0	0
	R$ million	0	0	0	0	0	0
Total	MWh	900,607	936,631	974,096	1,013,060	1,053,582	5,293,881
	R$ million	49.9	52.1	54.6	57.1	59.7	341.2

Marketletter

14.3 Energy sale

Parent company

Energy sale contracts	Unit	2012	2013	2014	2015	2016	Após 2016
Regulated Environment	MWh	16,539,249	11,045,850	8,325,431	979,468	0	0
	R$ million	1,569.4	1,107.2	904.2	130.9	0.00	0.00
Bilateral Contract – Free consumers-Long term	MWh	15,101,103	15,341,563	12,975,400	12,178,240	11,728,485	89,831,399
	R$ million	1,390.3	1,497.3	1,339.6	1,318.8	1,320.7	13,032.3
Bilateral Contract – Captive consumers	MWh	1,903,405	1,890,408	1,890,408	1,890,408	1,895,587	8,744,323
	R$ million	187.8	197.6	209.5	222.1	236.0	1,429.1
Bilateral Contract – Free consumers- Midium term	MWh	289,872	0	0	0	0	0
	R$ million	50,583,279	0	0	0	0	0
TOTAL	MWh	33.833.629	28.277.821	23.191.239	15.048.116	13.624.072	98.575.722
	R$ million	3.198,1	2.802,1	2.453,3	1.671,7	1.556,7	14.461,4

15 Number of employees  (including requested employees from other Eletrobras companies and excluding employees assigned to other Eletrobras companies)

                               15.1 By tenure

Generation

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	174	143	131
6 to 10	103	134	133
11 to15	5	5	16
16 to 20	22	21	20
21 to 25	186	170	151
more than 25	163	176	196
Total	653	649	647

Transmission

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	287	243	217
6 to 10	138	180	201
11 to15	60	47	51
16 to 20	27	40	39
21 to 25	290	261	200
more than 25	433	462	520
Total	1,235	1,233	1,228

Marketletter

Administration

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	575	564	551
6 to 10	44	53	54
11 to15	10	6	9
16 to 20	16	20	18
21 to 25	407	399	380
more than 25	541	543	560
Total	1,593	1,585	1,572

15.2By region

State	Number of employees
	1Q12	2Q12	3Q12
Acre	150	149	153
Amazonas	11	11	10
Amapá	198	197	194
Maranhão	363	363	362
Mato Grosso	232	231	230
Pará	527	526	527
Rondônia	272	272	270
Roraima	51	52	52
São Paulo	5	5	5
Tocantins	65	66	65
Tucuruí	299	297	295
Distrito Federal	1,308	1,298	1,284

15.3By departments

Department	Number of employees
	1Q12	2Q12	3Q12
Field	2,173	2,169	2,163
Administrative	1,308	1,298	1,284

16 Complementary work force

Operational	1Q12	2Q12	3Q12
	507	507	507

17 Turn-over

1Q12	2Q12	3Q12
0.70	0.43	0.42

Marketletter

Balance Sheet

(R$ thousand)

Assets	09.30.12	12.31.11
Current Assets
Cash and banks	96,438	124,432
Marketable securities	370,829	259,973
Consumers	299,513	266,657
Taxes and social contribution	22,643	6,734
Storage Nuclear fuel	387,879	388,663
Stored goods	67,552	33,788
Other	90,954	20,439
	1,335,808	1,100,686

Non-Current Assets
Long-term assets
Marketable securities	216,342	163,226
Consumers	91,710	91,710
Stored Nuclear fuel	489,903	435,633
Linked deposits	39,596	35,000
Other	16,806	40,709
	854,357	766,278
Property, plant and equipment	7,614,875	7,285,965
Intangible	30,259	32,006
	8,499,491	8,084,249
Total Assets	9,835,299	9,184,935

Marketletter

Liabilities and Stockholders’ Equity	09.30.12	12.31.11
Current Liabilities
Suppliers	134,464	184,374
Loans and financing	77,944	91,695
Taxes and social contributions	74,009	94,938
Estimated obligation	89,230	62,686
Sector charges	10,543	13,430
Post-retirement benefit	14,813	33,868
Other	9,940	11,074
	410,943	492,065
Non-Current Liabilities
Loans and Financing	2,085,985	1,640,938
Taxes and social contributions	1,663	20,082
Provision for risks	52,590	49,347
Post-retirement benefit	53,083	47,155
Demobilization of assets obligation	425,428	408,712
Other	420	470
	2,619,169	2,166,704
Stockholders’ Equity
Social capital	6,607,258	6,607,258
Accrued losses	194,701	(89,733)
Other comprehensive income	3,228	8,641
	6,805,187	6,526,166
Total Liabilities and Stockholders’ Equity	9,835,299	9,184,935

Marketletter

Statement of Income

(R$ thousand)

	30.09.12	30.09.11
Operating revenue
Supply of electric energy	1,564,414	1,452,956
Other net revenues	277	289
Deductions to operating revenue
Taxes and contributions on sales	(57,162)	(53,099)
Global Reversion Reserve	(40,193)	(36,784)
	(97,355)	(89,883)
Net Operating Revenue	1,467,336	1,363,362
Operating cost
Charges on the use of electric grid	(43,277)	(39,096)
Personnel	(300,311)	(251,309)
Material	(27,137)	(22,371)
Third party services	(109,211)	(77,782)
Depreciation	(185,960)	(181,110)
Amortization	(1,552)	(1,264)
Raw materials – fuel consumption	(228,796)	(222,691)
Other costs	(23,456)	(19,324)
	(919,700)	(814,947)
Gross operating income	547,636	548,415
Operating Expense
Personnel	(70,565)	(73,048)
Material	(679)	(656)
Third party services	(48,950)	(40,880)
Depreciation	(2,753)	(2,746)
Amortization	(3,950)	(4,211)
Rentals	(10,520)	(8,033)
Provision for legal contigencies	(3,251)	(1,935)
Actuarial provision (reversion)	(6,353)	57,944
Other provisions	(4,634)	-
Provision for credit of questionable liquidation	(1,591)	(1,744)
Other	(15,766)	(16,941)
	(169,012)	(92,250)
Elctric energy service result	378,624	456,165
Financing result
Financing charges - ELETROBRAS	(29,864)	(43,247)
Adjustment to present value of the obligation for asset demobilization	(16,716)	(15,822)
Currency and monetary variation – debt with ELETROBRAS	(3,267)	(5,969)
Currency and monetary variation – debt with suppliers and others	11,269	(19,870)
Financing revenue	16,667	16,049
Compensation fund for financial demobilization	23,035	18,986
Other net revenues/expenses	1,845	193
	2,969	(49,680)
Income before taxes	381,593	406,485
Income tax	(77,082)	(62,488)
Deferred Income tax	5,594	(5,154)
Social contribution	(27,685)	(22,496)
Deferred Social contribution	2,014	(1,855)
Net income for the period	284,434	314,492
Income attributable to controlling shareholders	284,434	314,492
Basid and diluted income per share (R$)	0.011	0.012

Marketletter

Cash Flow

(R$ thousand)

	09.30.12	09.30.11
Operating Activities
Net income for the period	381,593	406,485
Adjustments in the conciliation of net income (loss) with cash generated
Depreciation of permanent assets	189,135	184,115
Property, plant and equipment discharges	(422)	(259)
Intangible amortization	5,682	5,510
Intangible discharges	(180)	(35)
Raw material consumption and stored material	256,612	245,718
Monetary Variations- loans and financing	3,267	5,969
Monetary Variations – suppliers and other	(11,269)	19,870
Debt charges – loans and financing	29,864	43,247
Income fund decommissioning	(23,035)	(18,986)
Post-retirement benefit– actuarial provision	6,353	(57,944)
Income participation	(10,570)	(8,166)
Vacation provisions	3,099	4,801
Provision (reversion) for credits of questionable liquidation	1,591	1,744
Adjustment to present value of the decommissioning liability	16,716	15,822
Other adjustments	4,152	(4,011)
	852,588	843,880
Variation - (increase) and decrease in operating assets
Clients	(32,856)	(39,940)
Stored materials	(343,862)	(256,875)
Taxes to recover PASEP,COFINS, Income tax, Social Cont, and others	(15,909)	40,397
Decommissioning Fund	(30,081)	(29,229)
Other operating assets	63,339	35,821
	(359,369)	(249,826)
Variation – increase and (decrease) – in operating liabilities
Suppliers	(38,641)	(54,004)
Taxes (except Income tax and Social Contribution)	(41,412)	(39,773)
Payment-roll obligations and vacation provision	23,445	20,102
Income participation	(34,114)	(28,229)
Payment of IOF and debt charges to Eletrobras	(51,431)	(34,988)
Payment to Fundação Real Grandeza	(27,682)	(26,331)
Other operating liabilities	(98,646)	(75,796)
	(268,481)	(239,019)
Resources from operating activities	224,738	355,035
Long-term loans and financing obtained	435,000	579,458
Financing payments on a short-term basis	(51,507)	(30,105)
Resources from loans and financing activities	383,493	549,353
Acquisition of property, plant and equipment assets	(527,347)	(652,185)
Acquisition of intangible	(3,935)	(4,816)
Acquisition of marketable securities	(104,943)	-
Resources applied in investment activities	(636,225)	(657,001)
Increase in cash and cash equivalent	(27,994)	247,387
- Cash and cash equivalent – beginning of period	124,432	79,371
- Cash and cash equivalent – end of period	96,438	326,758
Increase in cash and cash equivalent	(27,994)	247,387

Marketletter

Analysis of the result

Net Income

The Company presented, in the third quarter of 2012 a net income of R$ 113.5 million, 17.7% lower than the second quarter of 2012, when it registered a net income of R$ 137.9 million, explained by:

Operating Revenue

In Generation

The supply of electricity in this quarter remained at the same level of supply as the second quarter, in the range of R$ 542.2 million.

Cost of Electricity Service

Charges for the use of the electricity grid remained, in the third quarter, at the same level of costs as the second quarter, in the range of R$ 14.7 million.

Fuel for electricity production remained at the same level of consumption as the second quarter, in the range of R$ 82.5 million.

Personnel expenses fell by 18%, from R$ 118.9 million in the second quarter of 2012 to R$ 96.9 million in the third quarter, primarily due to the payment made in June 2012, of advances of Participation in results of 2011.

Third-party services expenses fell by 14%, from R$ 48.8 million in the second quarter of 2012 to R$ 41.8 million in the third quarter of 2012, primarily due to higher volumes of hiring services due to stoppage for fuel replacement of Angra 2, which occured from March 3 to April 1, 2012.

Operating Revenue (expenses)

Personnel expenses fell by 6%, from R$ 25.5 million in the second quarter of 2012 to R$ 24.0 million in the third quarter of 2012, primarily due to payment made in June 2012 of advances of Participation in results of 2011.

The provision for contingencies decreased by 68%, from R$ 9.8 million in the second quarter of 2012 to R$ 3.2 million in the third quarter of 2012, mainly due to actuarial adjustments made in September in compliance with the new accounting rules.

Financial Results

Financial revenues decreased by 92%, from R$ 47.5 million in the second quarter of 2012 to R$ 3.8 million in the third quarter of 2012, primarily due to two factors:

a) Discount received on the renegotiation of property tax debt with the Municipality of Angra dos Reis;

b) Income from financial investments on operating  availability and decommissioning fund.

Financial expenses remained at the same level of expenses as the second quarter, in the range of $ 15.8 million.

Marketletter

Market Data

1.     Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated – MWh
			1Q12	2Q12	3Q12
Angra I	640	509.8	1,319,926.330	1,375,590.350	1,363,701.04
Angra II	1,350	1,204.7	1,748,896.450	2,924,497.460	2,978,346.59
Total	1,990	1,714.5	3,068,822.780	4,300,087.810	4,342,046.63

Unit	Location (State)	Beginning of Operation	End of concession = Useful Economic Life
Angra I	Rio de Janeiro	01/1985	12/2024
Angra II	Rio de Janeiro	09/2000	08/2039

2. Electric energy purchased for resale  - NA

3. Energy sold

Own assets

Buyer	Sale model	1Q12		2Q12		3Q12
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A
	B	402.6	2,814,628.310	583.7	3,960,656.45	578.2	3,994,531.76
Others	A
B
Total	A
	B	402.6	2,814,628.310	583.7	3,960,656.45	578.2	3,994,531.76

A - Through auction

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE) - NA

5. Fuel used to produce electricity

Type	1Q12		2Q12		3Q12
	Kg	R$ Million	Kg	R$ Million	Kg	R$ Million
Nuclear fuel	52.125	63,6	76,819	82.7	76,954	82.5

Marketletter

6. Losses in generation - %

1Q12	2Q12	3Q12
3	3	3

7. Average price– R$/MWh

Own assets

1Q12	2Q12	3Q12
143.04	147.36	144.74

8. Extension of transmission lines - Km - NA

9. Transmission lines total RAP– R$ million – NA

10. Losses in transmission - % - NA

11. Main investments of parent company– R$ million

Project	1Q12	2Q12	3Q12	2012 budget
Generation
ANGRA 1 and 2	20.6	7.4	25.0	401.4
ANGRA 3	86.0	107.2	218.3	2,227.6
Others	0.5	2.8	4.4	44.4
Total	107.1	117.4	247.7	2,673.4

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total of investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of Operation	Beginning of construction	End of concession
Implementation of the Thermalnuclear Angra 3 Unit	- State of Rio de Janeiro / Município de Angra dos Reis	9,950.1 (basis: june 2011 - Direct costs)	1,405 MW	1,214.2 MWaverages	December / 2015	07/08	not applicable

12.1.2 SPEs - NA

12.2 Transmission - NA

Marketletter

13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Date Due	Index
Eletrobras	1,117.9	1,142.3	1,108.4	2038	Ufir + 7% p.y.
BNDES	716.0	729.3	1,029.6	2036	TJLP + 1.72 p.y.

Foreign currency - FC

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Date Due	Currency
Eletrobras	48,2	24.7	25.9	2038	Euro + 10.7134 p.y.

14. Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity	47.2	40.7	41.0	41.0	53.7	1.940.3
Generation	47.2	40.7	41.0	41.0	53.7	1.940.3
By creditor	47.2	40.7	41.0	41.0	53.7	1.940.3
Eletrobras	44.2	40.7	41.0	41.0	38.1	929.3
Others	3.0				15.6	1.011.0

14.2 Energy purchase - NA

14.3 Energy sale

Parent company

Contracts of energy sales	Unit	2012	2013	2014	2015	2016	After 2016
Regulated Environment	MWh	15,162,124	14,692,939	14,692,939	14,692,939	26,203,414	26,203,414
	R$	2,029.00	2,135.47	2,256.78	2,549.50	4,546.77	4,546.77
Bilateral Contract	MWh
	R$
TOTAL	MWh	15,162,124	14,692,939	14,692,939	14,692,939	26,203,414	26,203,414
	R$	2,029.00	2,135.47	2,256.78	2,549.50	4,546.77	4,546.77

Marketletter

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 By tenure

Generation

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	466	553	540
6 to 10	379	320	284
11 to15	241	342	390
16 to 20	11	17	11
21 to 25	207	170	168
more than 25	582	486	484
Total	1,886	1,888	1,877

Administration

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	291	144	130
6 to 10	108	111	128
11 to15	30	36	43
16 to 20	5	6	0
21 to 25	84	110	105
more than 25	159	261	281
Total	677	668	687

                15.2 By region

State	Number of employees
	1Q12	2Q12	3Q12
Rio de Janeiro	2,558	2,551	2,559
Distrito Federal	5	5	5

                15.3 By departments

Department	Number of employees
	1Q12	2Q12	3Q12
Field	2,267	2,262	2,259
Administrative	296	294	305

16. Complementary work force- NA

17. Turn-over

1Q12	2Q12	3Q12
0.00777	0.0054	0.0067

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Current Assets
Cash and banks	389,141	257,339	663,985	624,187
Consumers	155,172	107,185	178,211	127,475
Transmission financial asset	133,083	118,851	170,590	152,543
Renegotiated energy credits	136,403	127,639	136,403	127,639
Dividends to receive	9,818	10,493	-	-
Debtors	7,739	31,505	8,838	31,969
Deactivations, sales of property and services in course	25,504	32,782	25,504	32,782
Taxes to compensate	63,642	30,983	84,870	42,509
Stored materials	31,607	30,767	31,607	30,767
Colateral, deposit and linked funds	64,720	2,019	80,476	27,311
Other credits	14,677	10,744	53,401	11,969
	1,031,506	760,307	1,433,885	1,209,151

Non-current Assets
Renegotiated energy credits	455,217	479,752	455,217	479,752
Taxes to compensate	57,313	62,463	157,962	131,960
Deferred fiscal asset	106,685	122,312	122,046	135,440
Colateral, deposit and linked funds	48,192	29,514	63,993	45,911
Advance for future capital increase	68,127	367,527	-	-
Transmission financial asset	2,357,254	2,400,742	3,973,876	3,618,110
Other credits	40,417	16,819	55,507	21,253
	3,133,205	3,479,129	4,828,601	4,432,426
Investments	2,280,810	1,348,816	3,281	3,281
Property, plant and equipment, net	1,886,631	1,538,955	4,985,846	3,735,612
Intangible	83,472	79,795	231,144	228,760
	7,384,118	6,446,695	10,048,872	8,400,079
Total Assets	8,415,624	7,207,002	11,482,757	9,609,230

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	09.30.12	12.31.11	09.30.12	12.31.11
Current Liabilities
Loans and financing	150,327	149,408	441,015	265,903
Suppliers	42,599	109,546	176,106	325,022
Payment-roll	31,051	52,049	32,015	52,686
Income participation	-	33,470	-	33,470
Taxes and social contributions	47,227	46,324	99,646	61,303
Dividends	104,477	24,552	104,477	24,552
Estimated obligations	101,640	29,918	268,142	32,104
Complementary security fund	13,019	13,534	13,019	13,534
Research and development	24,691	29,477	27,618	31,887
Provision for losses on onerous contract	883	7,215	883	7,215
Other liabilities	96,959	41,899	104,883	56,779
	612,873	537,392	1,267,804	904,455
Non-Current Liabilities
Loans and financing	1,764,963	1,692,082	4,109,237	3,639,933
Taxes and social contributions	115,194	136,476	115,194	136,476
Deferred fiscal liability	246,847	240,313	258,021	248,412
Provision for contingencies	59,527	52,235	59,700	52,545
Complementary security fund	65,539	71,574	65,539	71,574
Advance for future capital increase	2,697,750	1,810,793	2,697,750	1,833,233
Concession to pay	25,634	21,200	66,478	58,416
Other liabilities	58,223	13,659	60,540	19,136
	5,033,677	4,038,332	7,432,459	6,059,725
Stockholders’ Equity
Social Capital	1,577,686	1,577,686	1,577,686	1,577,686
Income reserve	1,055,880	1,055,880	1,055,880	1,055,880
Adjustment of asset evaluation	(66,141)	(75,940)	(66,141)	(75,940)
Additional proposed dividends	-	73,652	-	73,652
Accrued income	201,649	-	201,649	-
	2,769,074	2,631,278	2,769,074	2,631,278
Non-controlling participation	-	-	13,420	13,772
Total Liabilities and Stockholders’ Equity	8,415,624	7,207,002	11,482,757	9,609,230

Marketletter

Statement of Income

(R$ thousand)

	Parent Company
		09.30.12			09.30.11
	Generation	Transmission	Total	Generation	Transmission	Total
Net Operating Revenue	218,793	649,602	868,395	-	612,140	612,140
Operational cost
Electric energy cost	(109,622)	-	(109,622)	-	(75,105,00)	(75,105,00)
Electric energy purchased for resale	(115,954)	-	(115,954)	-	(91,031)	(91,031)
Provision for losses on onerous contract	6,332	-	6,332	-	15,926	15,926
Operation cost	(16,915)	(163,815)	(180,730)	-	(157,868)	(157,868)
Personnel, Material and Third party services	(2,706)	(157,591)	(160,297)	-	(154,632)	(154,632)
Depreciation and amortization	(6,883)	(496)	(7,379)
Provision for credits of questionable liquidation	(6,168)	(2,959)	(9,127)	-	(148)	(148)
Others	(1,158)	(2,769)	(3,927)	-	(3,088)	(3,088)
Cost of service rendered to third parties	(19)	(6,984)	(7,003)	-	(6,963)	(6,963)
Construction cost	-	(52,159)	(52,159)	-	(53,170)	(53,170)
Gross Operating Income	92,237	426,644	518,881	-	319,034	319,034
Operating Expense	(1,203)	(125,288)	(126,491)	-	(160,055)	(160,055)
Result of Service	91,034	301,356	392,390	-	158,979	158,979
Shareholding participation result	(10,626)	56,655	46,029	-	26,524	26,524
Financial result	(1,214)	(143,506)	(144,720)	-	(10,801)	(10,801)
Other revenues (expenses)	-	(10,929)	(10,929)	-	462	462
Operational Income	79,194	203,576	282,770	-	175,164	175,164
Income tax and social contribution	(22,719)	(58,402)	(81,121)	-	(50,197)	(50,197)
Net income for the period	56,475	145,174	201,649	-	124,967	124,967

Marketletter

	Consolidated
		09.30.12			09.30.11
	Generation	Transmission	Total	Generation	Transmission	Total
Net Operating Revenue	243,935	1,154,290	1,398,225	3,018	908,930	911,948
Operational cost
Electric energy cost	(109,622)	-	(109,622)	-	(75,105)	(75,105)
Electric energy purchased for resale	(115,954)	-	(115,954)	-	(91,031)	(91,031)
Provision for losses on onerous contract	6,332	-	6,332	-	15,926	15,926
Operation cost	(38,760)	(164,431)	(203,191)	(4,274)	(162,769)	(167,043)
Personnel, Material and Third party services	(5,406)	(159,674)	(165,080)	(3,825)	(157,497)	(161,322)
Depreciation and amortization	(23,824)	(496)	(24,320)	-	-	-
Provision for credits of questionable liquidation	(6,168)	(2,840)	(9,008)	-	(148)	(148)
(-) Expense to recover	235	4,093	4,328	-	2,392	2,392
Others	(3,597)	(5,514)	(9,111)	(449)	(7,516)	(7,965)
Cost of service rendered to third parties	(19)	(13,447)	(13,466)	-	(7,026)	(7,026)
Construction cost	-	(431,291)	(431,291)	-	(273,845)	(273,845)
Gross Operating Income	95,534	545,121	640,655	(1,256)	390,185	388,929
Operating Expense	(14,079)	(127,580)	(141,659)	(2,618)	(165,689)	(168,307)
Result of Service	81,455	417,541	498,996	(3,874)	224,496	220,622
Financial result	(5,308)	(185,717)	(191,025)	642	(12,187)	(11,545)
Other revenues (expenses)	52	(11,235)	(11,183)	1,050	(14,959)	(13,909)
Operational Income	76,199	220,589	296,788	(2,182)	197,350	195,168
Income tax and social contribution	(19,581)	(73,556)	(93,137)	610	(63,006)	(62,396)
Net income for the period	56,618	147,033	203,651	(1,572)	134,344	132,772

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Operating Activities
Income before income tax, social contribution and participations	282,770	175,164	296,788	195,168
Expenses (revenues) not affecting cash:
Revenue from Financial Assets	(335,435)	(238,140)	(445,210)	(307,080)
Amortization of financial assets	416,850	311,781	502,688	206,068
Depreciation and amortization	8,904	1,869	25,897	1,887
Amortization of investment fees	6,689	15,396	6,789	15,396
Monetary variation	(7,015)	8,449	(4,403)	7,478
Financing charges	217,562	35,612	361,251	112,878
Equity method result	(46,029)	(26,524)	-	-
Present value adjustment	(2,263)	1,554	(2,263)	1,554
Permanent asset losses	4,240	(463)	5,172	(482)
Provision for contingencies	1,592	1,074	1,592	1,074
Provision for credits of questionable liquidation	9,127	148	9,008	148
Special retirement complement/ actuarial liability	392	12,667	392	12,667
Provision for losses on onerous contract	(6,332)	(15,926)	(6,332)	(15,926)
Other	(9,623)	(8,730)	(21,739)	(21,929)
Sub total	258,659	98,767	432,842	13,733
Variations of operating asset
Consumers	(57,887)	(21,800)	(60,520)	(33,210)
Renegotiated energy credit - receivable	109,721	102,117	109,721	102,117
Debtors	24,536	(33,382)	23,803	(33,265)
Deactivations, sales of assets and services in course	7,278	1,493	7,278	1,659
Taxes to compensate	19,570	(7,264)	(21,284)	(11,745)
Deferred fiscal asset	15,628	28,746	13,395	24,668
Stored materials	(187)	(1,196)	(187)	(1,196)
Collateral, deposits and linked funds	(81,378)	21,675	(71,246)	25,491
Other credits	(25,804)	3,068	(53,953)	(10,338)
Sub total	11,477	93,457	(52,993)	64,181
Variations of operating liability
Suppliers	(66,948)	(60,303)	(164,518)	14,702
Payment-roll	(20,997)	660	(20,670)	809
Income participation	(33,470)	(31,096)	(33,470)	(31,096)
Taxes and social contributions	(13,970)	(22,546)	38,934	(9,398)
Deferred fiscal liability	6,533	(14,560)	9,698	(12,098)
Estimated obligations	(9,398)	(56,350)	154,918	(55,691)
Complementary pension fund	2,825	25,794	2,825	25,794
Research and development	(4,786)	4,111	(4,269)	5,650
Other liabilities	96,666	28,669	90,856	74,056
Sub total	(43,545)	(125,621)	74,304	12,728
Operating activities cash	509,361	241,767	750,941	285,810
Financial charges paid	(105,308)	(90,024)	(141,385)	(122,356)
Financial charges receivable	134	-	134	-
Income tax and social contribution paid	(46,127)	(26,797)	(61,591)	(36,152)
Legal deposits	14,030	10	14,030	10
Net cash flow of operational activities	372,090	124,956	562,129	127,312
Investment Activities
Financing asset	(52,159)	(53,170)	(431,291)	(273,845)
Property	(361,259)	(360,702)	(1,280,789)	(1,098,949)
Intangible	(1,158)	(15)	(1,202)	(72,780)
Equity participation	(597,220)	(478,287)	-	28,007
Receiving remuneration of equity participation	16,323	13,207	-	-
Others	36	14	36	14
Total of Investment Activities	(995,437)	(878,953)	(1,713,246)	(1,417,553)
Financing Activities
Loans and financing obtained	111,554	349,670	602,988	998,410
Resources for capital increase	728,631	713,900	706,131	713,900
Loans and financing –principal payment	(74,380)	(55,862)	(105,422)	(65,018)
Shareholders remuneration - payment	(258)	(207)	(2,384)	(207)
Complementary pension fund payment	(10,398)	(10,952)	(10,398)	(10,952)
Total of Financing Activities	755,149	996,549	1,190,915	1,636,133
Variation
Increase (decrease) in cash and cash equivalent	131,802	242,552	39,798	345,892
Cash and cash equivalent – beginning of period	257,339	135,560	624,187	358,785
Cash and cash equivalent – end of period	389,141	378,112	663,985	704,677

Marketletter

Analysis of the result

The company presented, at 3Q12, a net profit of R$ 119.2 million, 180.2% higher than the one registered in 2Q12, impacted primarily by R$135.1 million corresponding to revenues from trading of energy from Mauá power plant, which was delayed.

Operational Revenue

The operational revenue in the 3Q12 presented an increase of 25.5% when compared with the 2Q12, from R$ 475,6 million in 2Q12 to R$ 596.7 million at 3Q12. In relation to 3Q11, which presented an amount of R$ 475,1 million, there was an increase of 25.6%. The main variations are described below:

Generation

The revenue of supply of electric energy presented at 3Q12, when compared with 2Q12, an increase of 54.7%, registering R$ 22.3 million in 3Q12 and R$ 14.3 million in 2Q12. The variation is due to billing in the 3Q12 of hydroelectric power plant Passo de São João. In 2Q12 only the months of May and June were billed.

The deductions presented, in 3Q12, an increase of R$ 5.1 million in relation to 2Q12. This variation is linked to generation revenue growth.

Transmission

The electric energy transmission revenue presented, in 3Q12, an increase of R$ 20.9 million compared to 2Q12. The increase is due to the following main factors:

-               The financial revenue which refers to the remuneration of transmission assets in line with the ICPC 01, is classified under line item “other revenues” and showed a variation in 3Q12 of 6.5% when compared to 2Q12. The variation is due to investments made in transmission assets, which were higher in the 3Q12 than in 2Q12.

-               Construction revenue in line with the ICPC 01 is classified under line  item “other revenues”, but as the company does not register profit margin in construction operations, the amount of the revenue is cancelled by the same value recognized in the cost of service.

The other revenues presented in 3Q12 an increase of R$ 5.1 million when compared to 2Q12. The varition is due primarily to the increase in revenues of the services provided, which showed an increase of R$ 4.4 million when compared to 2Q12.

The deductions presented in 3Q12 an increase of R$ 3.3 million compared to 2Q12. The variation is consistent with the variation presented by the variation of the transmission revenue

Trading of Energy

Revenue from sale of electric energy presented in 3Q12 an increase of R$ 79.4 million, from R$ 55.8 million in 2Q12 to R$ 135.2 million in 3Q12. The increase in 3Q12 stems basically from the billing of retroactive installments from sale of electric energy in the period from January to July of 2012, in the amount of R$ 97.2 million from Mauá power plant.

Electric Energy service Cost and operational expenses

Generation

Spending on service costs and operational expenses of the generation segment in the 3Q12 showed an increase of 3.4% compared to 2Q12, from R$ 62.2 million in 2Q12 to R$ 64.3 million in 3Q12. The main variations are described below:

-               The power purchased for resale, in 3Q12, showed a small increase of 8.7%, or R$ 3.4 million in monetary values, in relation to 2Q12. This growth is due to the need of supplying the energy sale contracts of the Mauá power plant and the São Domingos Power Plant in 2012, since these plants have been delayed.

-               The charges for the use of transmission systems showed an increase of R$ 1.5 million in 3Q12 compared to 2Q12. This increase is due to the beginning of the activities of the UHPJ.

-               Personnel expenses increased by 13.8%, from R$ 2.5 million in 2Q12 to R$ 3.4 million in 3Q12. We emphasize that this increase is impacted by the application of the Collective Workers’ Agreement of 2012.

-               Materials expenditures showed an increase of R$ 0.1 million when comparing 2Q12 and 3Q12, from R$ 0.2 million to R$ 0.3 million, not  representing a relevant variation in the result.

-               Third-party service expenses were impacted in the same way as the early generation activities of the other items stated above. In 2Q12 the amount spent was R$ 2.3 million, while the 3Q12 the amount was R$ 3.2 million.

-               The variation in operational provisions, in 3Q12 presented an increase in relation to the 2Q12 in the amount of R$ 4.7 million, due to the provision of doubtful accounts for energy sold to CELPA, which is in judicial recuperation.

Transmission

Spending on service costs and operational expenses of the transmission segment in the 3Q12 showed an increase of 8.4% in relation to the 2Q12, from R$ 247,8 million in 2T12 to R4 268,7 million to R$ 3Q12. The main variations are described below:

Marketletter

-               Construction cost determined in line with the ICPC 01 is classified under the line item “cost-of-service”, but as the company does not register the profit margin in construction operations, the amount is cancelled by the same value recognized in operational revenue.

-               The variation of personnel expenditures between the 3Q12 and the 2Q12 was 13.8%, impacted primarily by the collective workers’ agreement with an increase of 6.6% of wages and their provisions, from R$ 72.5 million in 2Q12 to R$ 82.4 million at 3T12.

-               Material costs reduced by 31% between 2Q12 and 3Q12, in the amount of R$ 0.8 million.

-               The third-party service line item presented a reduction of R$ 0.7 million between 2Q12 and 3Q12, not being a representative variation in the result for the period.

-               The change in operational provisions was 189.7% higher between the 2Q12 and 3Q12, from a reversal of R$ 3.8 million to an expense of R$ 3.4 million. This variation is due, basically, to the reclassification from provision to contingency in the period.

-               Other expenses showed a decrease of 22.1% (R$ 2.5 million), from R$ 11.6 million in 2Q12 to R$ 9.1 million in 3Q12, due basically to the beginning of the apportionment of administrative expenses between the generation and the transmission activities.

Trading of Energy

Expenses with service costs and operational expenses of the trading segment, considering it is a temporary activity of the company, and is being performed by the same personnel, are allocated in the power generation segment.

Financial Result

The financial revenue in 3Q12 presented an increase of 56.5% compared to 2Q12, from R$ 52.9 million in 2Q12 to R$ 82,8 million in 3Q12. The main variations are described below:

-               The variation in interest revenue and financial charges was 3.8% lower, from R$ 31.7 million in 2Q12 to 30.5 million in 3Q12. This variation is due, basically, to the reduction in interest on energy credits renegotiated as per law nº 8,727, considering the total amount has been decreasing due to receipt of these values.

- The variation of the monetary updating revenue was positive in 58.9% between 2Q12 and 3Q12, in the amount of R$ 8.9 million. Basically, this variation is caused by the increase in the monetary updating of energy credits renegotiated as per law nº8,727.

- The variation of other financial revenues showed a variation of R$ 22.2 million between 2Q12 and 3Q12, due to the updating of the "collaterals BB Eletronet” credits, in the amount of R$ 26 million, considering the maturity of the CFT assets that were transferred under the ECF-2799/2009 contract with Eletrobras.

Financial expenses in the 3Q12 presented a reduction of 13.6% compared to 2Q12, from R$ 119.8 million in 2Q12 to R$ 103,4 millions in 3Q12. The main variations are described below:

-               The interest expense and financial charges showed a small reduction of 3%, totaling R$ 1.3 million between 2Q12 and 3Q12. The increase is due to the charges on loans and financing.

-               The variation of the monetary update expenses was 21% lower, between 2Q12 and 3Q12, from R$ 73.8 million in 2Q12 to R$ 58.2 million in 3Q12. This variation is due to the reduction in spending with the monetary update of AFAC (funds for future capital increases) contracts with Eletrobras.

-               There was an increase of R$ 25.1 million in “other financial expenses” between 2Q12 and 3Q12, caused by the update of the amount owed on the “collaterals BB Eletronet”, in the amount of R$ 26 million, due to the maturity of the CFT assets transferred under the ECF-2799/2009 contract with Eletrobras.

Marketletter

Market Data

1. Generation Assets and Energy generated

1.1 Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q12	2Q12	3Q12
HEP Passo São João	77.0	39.0	0	288.501	123,710.637

Unit	Location (State)	Beginning of Operation	End of Operation
HPE Passo São João	RS	Apr/12	Aug/41

1.2 SPEs

SPE	Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q12	2Q12	3Q12
Eólica Cerro Chato I	Parque Eólico Cerro Chato I	30	11	19,853,142	18,562,147	31,068.197
Eólica Cerro Chato II	Parque Eólico Cerro Chato II	30	11	20,443,856	19,737,439	29,800.041
Eólica Cerro Chato III	Parque Eólica Cerro Chato III	30	11	21,638,868	19,746,010	30,984.180

Unit	Participation %	Location (State)	Beginning of Operation	End of concession
Parque Eólico Cerro Chato I	100.00	RS	Nov-11	Aug-45
Parque Eólico Cerro Chato II	100.00	RS	Sep-11	Aug-45
Parque Eólica Cerro Chato III	100.00	RS	May-11	Aug-45

2. Electric energy purchased for resale

Own assets

System	Unit	1Q12	2Q12	3Q12
Eletrobras	MWh	-	-
	R$ million	-	-
Others	MWh	380,687.000	313,432.200	308,860.800
	R$ million	36.95	47.67	42,60
TOTAL	MWh	380,687.000	313,432.200	308.860.800
	R$ million	36.95	47.67	42.60

Marketletter

3. Energy sold

3.1 Own assets

Buyer	Sale model	1Q12		2Q12		3Q12
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A
	B
Others	A	31.9	370,773.462	62.38	362,124.53	146.86	1,013,920.691
	B
Total	A	31.9	370,773.462	62.38	362,124.53	146.86	1,013,920.691
	B

A - Through auction

B  - Through free market agreements or bilateral contracts

3.2 SPE

Buyer	Sale model	1Q12		2Q12		3Q12
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A
	B
Others	A	8.73	61,935.866	8.43	58,045.597	11.23	91,852.418
	B
Total	A	8.73	61,935.866	8.43	58,045.597	11.23	91,852.418
	B

4. CCEE settlement (Spot and MRE)

	Unit	1Q12	2Q12	3Q12
Sale	R$ million
	MWh
	MWaverage
Purchase	R$ million	36.95	47.67	42.60
	MWh
	MWaverage	380,687.000	313,432.200	308,860.800
Net	R$ million	36.95	47.67	42.60
	MWh
	MWaverage	380,687.000	313,432.200	308,860.800

5. Fuel used to produce electricity- NA

6. Losses in generation - % - NA

7. Average price– R$/MWh

7.1 Own assets

1Q12	2Q12	3Q12
86.01	172.26	144.84

Marketletter

7.2 SPE

1Q12	2Q12	3Q12
140.95	145.23	119.32

Marketletter

8. Extension of transmission lines - Km

8.1 Own assets

From - To	Extension (km)	Tension	Beginning of Operation	End of concession
Areia-Bateias	220.3	525	Jun-00	Jul-15
Areia-Campos Novos	176.3	525	Sep-82	Jul-15
Areia-Curitiba	235.2	525	Jun-00	Jul-15
Areia-Ivaiporã	173.2	525	May-82	Jul-15
Areia - -Segredo	57.8	525	Aug-92	Jul-15
Blumenau - -Curitiba	136.3	525	Dec-83	Jul-15
Campos Novos - -Machadinho	44.8	525	Jan-02	Jul-15
Campos Novos - -Caxias	203.3	525	Dec-01	Jul-15
Caxias - -Gravataí	78.8	525	Dec-01	Jul-15
Caxias - -Itá	256.0	525	Feb-02	Jul-15
Curitiba --Bateias	33.5	525	Jun-00	Jul-15
Itá – Nova Santa Rita	314.8	525	Apr-06	Jul-15
Gravataí – Nova Santa Rita	29.0	525	Apr-06	Jul-15
Itá - -Machadinho	64.6	525	Jan-02	Jul-15
Itá - -Salto Santiago	186.8	525	Sep-87	Jul-15
Ivaiporã - -Londrina	121.9	525	Apr-88	Jul-15
Ivaiporã - -Salto Santiago	167.0	525	May-82	Jul-15
Ivaiporã Eletrosul - Ivaiporã Furnas	0.8	525	Sep-82	Jul-15
Ivaiporã Eletrosul - Ivaiporã Furnas	0.8	525	Feb-92	Jul-15
Ivaiporã Eletrosul - Ivaiporã Furnas	0.7	525	Jun-04	Jul-15
Salto Santiago --Salto Santiago	60.9	525	Aug-92	Jul-15
Salto Santiago --Segredo	2.1	525	Aug-92	Jul-15
Areia - -Gov. Bento Munhoz	10.7	525	Sep-80	Jul-15
Areia - -Gov. Bento Munhoz	10.9	525	Aug-81	Jul-15
Blumenau - Biguaçu	91.0	525	Sep-06	Mar-35
Biguaçu – Campos Novos	268.00	525	Sep-06	Mar-35
Sub-Total 525 kV	2,945.5
Anastácio - Dourados	210.9	230	Aug-94	Jul-15
Areia - Ponta Grossa Norte	181.6	230	Oct-76	Jul-15
Areia - Salto Osório	160.5	230	Jan-77	Jul-15
Areia - Salto Osório	160.3	230	Dec-76	Jul-15
Areia - São Mateus do Sul	129.0	230	Jul-90	Jul-15
Assis - Londrina Copel	114.3	230	Mar-79	Jul-15
Biguaçu – Desterro	56.6	230	Dec-08	Jul-15
Biguaçu –Palhoça	20.4	230	Oct-08	Jul-15
Blumenau –Jorge Lacerda B	116.4	230	Oct-80	Jul-15
Biguaçu – Blumenau 2	129.5	230	Jun-79	Jul-15
Blumenau - Itajaí	37.6	230	Jan-02	Jul-15
Blumenau - Itajaí	37.6	230	Mar-02	Jul-15
Blumenau - Joinville	67.0	230	Sep-79	Jul-15
Blumenau - Joinville	72.9	230	Apr-79	Jul-15
Blumenau - Palhoça	133.9	230	Jan-84	Jul-15
Campo Mourão - Apucarana	114.5	230	Feb-76	Jul-15
Campo Mourão -Maringá	79.9	230	Feb-76	Jul-15
Campo Mourão -Salto Osório	181.2	230	Feb-76	Jul-15
Campo Mourão -Salto Osório	181.3	230	May-76	Jul-15
Canoinhas -São Mateus do Sul	47.7	230	Feb-88	Jul-15
Cascavel -Cascavel D'Oeste	9.9	230	Apr-01	Jul-15
Cascavel D'Oeste -Guaíra	126.2	230	Apr-01	Jul-15
Caxias - Caxias 5	22.0	230	Jun-09	Jul-15
Curitiba -Joinville Norte	96.4	230	Nov-76	Jul-15
Joinville – Joinville Norte	5.3	230	Nov-76	Jul-15
Curitiba -Joinville	99.7	230	Jun-77	Jul-15
Curitiba -São Mateus do Sul	116.7	230	Jul-90	Jul-15
Dourados -Guaíra	226.5	230	Nov-91	Jul-15
Farroupilha -Caxias 5	17.9	230	Oct-05	Jul-15
Monte Claro – Passo Fundo	211.5	230	Sep-04	Jul-15
Farroupilha -Monte Claro	31.0	230	Sep-04	Jul-15
Farroupilha -Monte Claro2	31.0	230	Sep-04	Jul-15
Monte Claro – Nova Prata	30.9	230	Sep-04	Jul-15
Jorge Lacerda A -Jorge Lacerda	0.8	230	Dec-79	Jul-15
Jorge Lacerda - Palhoça -	121.3	230	Aug-05	Jul-15
Jorge Lacerda - Siderópolis	49.4	230	Jun-79	Jul-15
Jorge Lacerda - Siderópolis	47.3	230	Aug-79	Jul-15
Londrina(ESUL) - Assis	156.6	230	May-05	Jul-15
Londrina(ESUL) - Maringá	95.1	230	May-05	Jul-15
Londrina - Apucarana	40.4	230	Apr-88	Jul-15
Londrina ELETROSUL - Londrina COPEL	31.6	230	Apr-88	Jul-15
Atlândida 2 - Osório 2	36.0	230	May-07	Jul-15
Passo Fundo - Nova Prata 2	199.1	230	Nov-92	Jul-15
Presidente Médice/Santa Cruz	237.4	230	Jan-10	Mar-38
Passo Fundo - Xanxerê	79.3	230	May-75	Jul-15
Passo Fundo - Xanxerê	79.2	230	Nov-79	Jul-15
Passo Fundo - Passo Fundo 1	0.45	230	Mar-73	Jul-15
Passo Fundo - Passo Fundo 2	0.45	230	May-73	Jul-15
Salto Osório - Pato Branco	85.9	230	Dec-79	Jul-15
Salto Osório - Xanxerê	162.0	230	Oct-75	Jul-15
Salto Osório - Salto Osório	2.3	230	Nov-75	Jul-15
Siderópolis - Lajeado Grande	121.9	230	Sep-03	Jul-15
Lajeado Grande - Caxias 5	65.6	230	Oct-05	Jul-15
Xanxerê - Pato Branco	79.6	230	Dec-79	Jul-15
Joinville - Vega do Sul	44.9	230	Nov-02	Jul-15
Joinville - Vega do Sul	44.9	230	Nov-02	Jul-15
Gravataí 2- - Gravataí 3	3.5	230	Nov-07	Jul-15
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	Dec-07	Jul-15
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	Oct-07	Jul-15
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	Feb-97	Jul-15
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	Feb-97	Jul-15
Atlântida 2/Gravataí 3	102.0	230	Apr-08	Jul-15
Sub-Total 230 kV	5,150.6
Blumenau - -Ilhota	40.2	138	Oct-88	Jul-15
Campo Grande - Mimoso	108.3	138	Oct-83	Jul-15
Biguaçu – Camboriú – Morro do Boi	50.3	138	Feb-02	Jul-15
Biguaçu – Florianópolis	19.5	138	Feb-02	Jul-15
Campo Grande - Mimoso	108.3	138	Sep-83	Jul-15
Campo Grande - Mimoso	108.3	138	Sep-83	Jul-15
Dourados das Nações - Ivinhema	94.7	138	Dec-83	Jul-15
Eldorado - Guaíra	16.9	138	Oct-82	Jul-15
Florianópolis - Itajaí Fazenda	71.1	138	Oct-90	Jul-15
Florianópolis - Palhoça 1	9.6	138	Nov-83	Jul-15
Florianópolis - Palhoça 2	9.6	138	Nov-83	Jul-15
Gaspar - -Blumenau	20.7	138	Sep-89	Jul-15
Ilhota - Picarras	14.8	138	Apr-94	Jul-15
Ilhota - Itajaí 1	7.9	138	Mar-02	Jul-15
Ilhota - Itajaí 2	7.9	138	Jan-02	Jul-15
Ilhota - Joinville	75.8	138	Jan-67	Jul-15
Itajaí - Camboriú Morro do Boi	13.3	138	Feb-02	Jul-15
Itajaí - Itajaí Fazenda	5.4	138	Mar-02	Jul-15
Ivinhema - Porto Primavera	91.0	138	Mar-82	Jul-15
Jorge Lacerda A - Imbituba	45.7	138	Oct-80	Jul-15
Jorge Lacerda A - Palhoça	108.6	138	Oct-83	Jul-15
Joinville - Joinville Santa Catarina	11.0	138	Oct-99	Jul-15
Joinville Santa Catarina - Picarras	50.0	138	Oct-99	Jul-15
Jupiá - Mimoso	218.7	138	Feb-92	Jul-15
Jupiá - Mimoso	218.7	138	Jan-82	Jul-15
Jupiá - Mimoso	218.7	138	Jan-82	Jul-15
Palhoça - Imbituba	74.0	138	Oct-83	Jul-15
Anastácio - Aquidauana	11.1	138	Nov-06	Jul-15
Anastácio -Aquidauana	11.1	138	Nov-06	Jul-15
Dourados/Dourados 2	0.1	138	Jun-07	Jul-15
Sub-Total 138 kV	1,841.3
Conversora de Uruguaiana --Passo de Los Libres	12.5	132	Sep-94	Jul-15
Salto Osório - -Salto Santiago	56.2	69	Oct-78	Jul-15
Sub-Total (132 and 69 kV)	68.7
General total	10,006.1

Marketletter

8.2 SPEs

SPE	Object (From - To)	Extension (km)	Tension	Beginning of Operation	End of concession
Ártemis	TL (S. Santiago (PR)-Ivaporã-Cascavel (PR)	476 km	525 kV	10/05	02/34
Etau	TL (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS))	187km	230 kV	07/05	12/32
Uirapuru	TL (Ivaiporã (PR) – Londrina (PR))	122 km	525 kV	07/06	03/35
RS Energia	TL (Campos Novos (SC) – Nova Santa Rita (RS)) TL (SE Monte Claro (RS)) – (SE Garibaldi (RS))	260 Km	525 Kv	05/09	04/36

9. Total RAP (Allowed Annual Revenue) for transmission lines– R$ million – N/A

10. Losses in transmission - %

1Q12	2Q12	3Q12
2.02	2.01	2.05

11. Main investments of parent company– R$ million

Project	1Q12	2Q12	3Q12	2012 budget
Generation	61.6	124.9	117.6	363.2
Installation of Hydro Complex São Bernardo	22.6	23.8	28.7	128.7
Installation of Hydro Complex São João	8.3	14.1	27.5	50.1
Installation of Hydro Unit Maua	8.7	49.1	8.4	87.9
Installation of Hydro Complex São Domingo	21.9	37.6	52.2	81.1
Installation of Solar Megawatt Project	-	0.1	-	2.5
PCE Biogás Tupandi, Implantation for Electric Energy Generation, from Biogás and TL Associated (500m, 13,8kV)	-	-	-	5.8
Electric energy generation maintenance	-	-	-	1.5
Hydro Complex Hidreletrico Alto da Serra installation with 37.0 MW and Associate of transmission system in 138 KV, with 54	-	0.1	0.3	5.0
Environmental Preservation and Conservation Projects	0.1	0.1	0.5	0.6
Transmission	15.4	16.6	16.8	132.1
Expansion of South transmission system	12.2	14.3	12.5	117.6
Maintenance of electric energy transmission system	3.2	2.3	4.3	14.5
Others	0.8	1.3	2.0	47.1
Total	77.8	142.8	136.4	542.4

Marketletter

12. New investments

12.1 Generation

12.1.1 Own assets

Unit -Own assets	Location (State)	Total of investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of operation	Beginning of construction	End of concession
HEU São Domingos	MS	475.9	48.0	36.9	01/2013	08/2009	12/2037
SHU Barra do Rio Chapéu	SC	141.4	15.0	8.61	10/2012	10/2008	12/2035
SHU João Borges	SC	169.1	19.0	10.12	12/2012	06/2010	12/2035

12.1.2 SPEs

SPE	Unit	Participation %	Location (State)	Total of investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of operation	Beginning of construction	End of concession
ESBR Participações S/A	UHE JIRAU	20	RO	15,651.5	3,750 MW	2,184.6 MW	jan/13	dec/09	aug/43
Companhia Hidrelétrica Teles Pires	UHE Teles Pires	24.5	MT	3,735.9	1,820 MW	915.4 MW	abr/15	aug/11	dec/45
Consórcio Energético Cruzeiro do Sul	UHE Mauá	49	PR	1,434.9	361 MW	197.7MW	oct/12	jul/08	jul/42
Eólica –Chuí Holding SA (in constitution)	Parques eólicos de Chuí I to V, (98MW) and Minuano I and II (46MW).	49	RS	573.5	144 MW	53.0 MWm	Nov/13	Jan/13	mar/47
Eólica –Livramento Holding SA(in constitution)	Parques eólicos de Cerro Chato IV, V, VI, Ibirapuitã and Trindade	49	RS	289.6	78 MW	29 MWm	Dec/12	jan/12	feb/47
Eólica – Santa Vitória do Palmas SA (in constitution)	Parques eólicos Verace de I to X	49	RS	992.0	258 MW	109.2 MWm	Nov/13	nov/12	mar/47

12.2 Transmission

12.2.1 Own assets

12.2.1.1 Transmission lines

Own lines From - To	Total of investment R$ million	Extension of lines - KM	Tension	Beginning of operation	End of concession
TL Camburiú – Florianópolis Seccionamento and SE TIJUCAS (CELESC)	6.19	0.25	138 kV	Anticipated 09/2012	07/2015
Secc. TL JLA – PAL, in SE GAROPABA	7.61	5.4	138 kV	Anticipated 11/2012	07/2015
Secc. TL JLA – PAL, in SE PALHOÇA - PINHEIRA	4.50	3.7	138 kV	Anticipated 09/2012	07/2015
TL Passo Fundo - Monte Claro 230Kv	9.89	11.0	230 KV	Anticipated 10/2013	07/2015

Marketletter

12.2.1.2 Substations

SE	Total of investment R$ million	Transformation capacity	Location	Beginning of operation	End of concession
SE Biguaçu – Ampliação “F” 230/138 kV- 150MVA	9.61	1.344	SC	Anticipated Nov-12	Jul-15
SE Tapera 2 – Extension “B” - 230/69 kV- 83MVA	12.57	166	RS	Anticipated Nov-12	Jul-15
SE Garopaba – implementation of two models of EL	6.24	0.00	SC	Anticipated Dec-12	Jul-15
SE Pinheira – implementation of two models of EL	4.15	0.00	SC	Anticipated Nov-12	Jul-15
SE Nova Prata 2 – implementation of two models of EL	8.43	0.00	RS	Anticipated sep-13	Jul-15
SE Joinville Norte - Extension “C”– 230/138/ kV	12.15	300.00	SC	Anticipated Oct-13	Jul-15
SE Nova Snata Rita – Extension F 525/230-13.8 KV 672MVA	41.61	2,016	RS	Anticipated decl-13	Jul-15
SE Itajaí – Extension E -230/138-13.8 KV 75MVA	6.94	525	RS	Anticipated Nov-14	Jul-15

Marketletter

12.2.2. SPEs

12.2.2.1 Transmission lines

SPE	Object (From - To)	Participation %	Total of investment R$ million	Extension Of lines - KM	Tension	Beginning of operation	End of concession
RS Energia	TL (SE Monte Claro (RS)) – (SE Garibaldi (RS))	100	26.31	33 Km	230 Kv	Feb-13	Out-36
Norte Brasil	TL Colected Porto Velho (RO) – Araraquara 2 (SP), in CC	24.5	2,030.8	2,375 km	+ 600 kV	sep-13	Feb-39
Porto Velho	TL Colcted Porto Velho – Porto Velho (RO) Substation Colected Porto Velho. two stations Converter CA/CC/CA Back to Back em 400 MW.	100	619.00	17.3 km	500/230 kV	Aug-12	Feb-39
Costa Oeste	TL Cascavel Oeste – Umuarama, CS	49	49.7	143 Km	230 kV	Jan-13	Jan-42
Marumbi	TL 525 KV Curitia - Curitiba Leste (PR)	20	52.38	28Km	525 kV	may-14	Apr-42
Transmissora Sul Brasileira de Energia SA	TL 230KV 140KmNova Santa Rita – Camaquã	80	469.40	140Km	230kV	Mar-14	Apr-42
	TL 230KV 163Km Camaquã – Quinta			163Km	230kV
	TL 525 KV 190 Km Salto Santiago – Itá			190Km	525kV
	TL 525KV 305 Km Itá – Nova Santa Rita			305Km	525kV
Transmissora Sul Litorânea de Energia S/A	TL Nova santa Rita – Povo Novo, CS	51	634.47	281Km	525kV	aug-14	Jul-42
	TL Povo Novo – Marmeleiro, CS			154Km	525kV
	TL Marmeleiro – Santa Vitória do Palmar			52Km	525kV

Marketletter

12.2.2.2 Substations

SE	Total of investment R$ million	Transformation capacity	Location	Beginning of operation	End of concession
Substation Substation Umuarama 230/138 kV – 2X150 MVA, Lot E auction ANEEL 004/2011	22.45	300 MVA	PR	Jan-13	Jan-42
SE Ijuí 2 230/69 kV – 166 MVA	24.88	300 MVA	RS	Dez-12	Out-40
SE Nova Petrópolis 2 230/69 kV – 83 MVA	16.85	166 MVA	RS	Out-12	Out-40
SE Lajeado Grande 230/138 kV – 75 MV	14.94	83 MVA	RS	Nov-12	Out-40
SE Foz do Chapecó 230/138kV – 100 MVA	18.70	100 MVA	RS	Dez-12	Out-40
SE 1 banco 3x224MVA 525/230kV	53.23	672 MVA	PR	Maio-14	Abr-42
SE Povo Novo525/230 kV, 672 MVA (4 monophasic units 224 MVA)	-	672 MVA	RS	Mai-14	Jul-42
SE Marmeleiro 525 kV - Synchronous Compensator ±200 Mvar	-	200 MVA	RS	Mai-14	Jul-42
SE Santa Vitória do Palmar 525/138 kV, 75 MVA (1 three-phase unit)	-	75 MVA	RS	Mai-14	Jul-42

13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Due	Index
BRDE	30.3	29.8	28.7	05/15/2019	TJLP + 4.5% per year
BNDES	668.9	669.8	683.9	01/15/2028	Currency basket + 4% per year
Banco do Brasil	234.4	231.9	227.4	01/15/2028	TJLP + 2.65% per year
Eletrobras	939.5	948.2	940.4	03/30/2030	RGR + interest

Foreign currency - FC

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Due	Currency
Eletrobras	32.5	34.0	34.9	12/30/2038	EUROS

Marketletter

14. Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity	39.6	158.6	158.6	149.9	149.7	1,258.9
Generation	16.5	66.1	66.1	62.4	62.4	524.4
Transmission	23.1	92.5	92.5	87.5	87.3	734.5
Trading of energy
By creditor	39.6	158.6	158.6	149.9	149.7	1,258.9
Eletrobras	21.0	84.0	84.0	75.3	75.1	635.9
Others	18.6	74.6	74.6	74.6	74.6	623.0

14.1.2 SPE – R$ milhões

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity	188.8	244.9	180.9	179.4	179.4	1,661.6
Generation	153.7	100.2	109.9	109.9	109.9	1,412.6
Transmission	35.1	144.7	71.0	69.5	69.5	249.0
Trading of energy	-	-	-	-	-	-
By creditor	188.8	244.9	180.9	179.4	179.4	1,661.6
BRDE	3.0	5.6	5.6	5.6	5.6	12.2
BNDES	165.5	202.9	134.2	132.6	132.6	992.8
Banco do Brasil	2.2	10.2	11.5	11.5	11.5	183.5
Caixa Econômica	2.2	10.2	11.5	11.5	11.5	183.5
Bradesco BBI	1.6	7.3	8.3	8.3	8.3	131.8
Itaú BBA	1.5	6.8	7.7	7.7	7.7	123.7
Banco do Nordeste do Brasil	0.4	1.9	2.1	2.2	2.2	34.1
Banrisul	12.4	-	-	-	-	-

14.2 Energy purchase - NA

14.3 Energy sale - NA

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 – By tenure

Generation

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	-	9	9
6 to 10	-	1	1
11 to 15	-	-	-
16 to 20	-	-	-
21 to 25	-	-	-
more than 25	-	-	-
Total	-	10	10

Marketletter

Transmission

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	199	189	189
6 to 10	236	236	231
11 to 15	103	104	104
16 to 20	-	-	-
21 to 25	211	210	211
more than 25	131	131	131
Total	880	870	866

Administration

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	234	189	189
6 to 10	102	236	231
11 to 15	41	104	104
16 to 20	-	-	-
21 to 25	176	210	211
more than 25	118	131	131
Total	671	870	866

15.2 – By region

State	Number of employees
	1Q12	2Q12	3Q12
Santa Catarina	1,114	1,113	1.112
Rio Grande do Sul	176	172	168
Paraná	171	169	166
Mato Grosso do Sul	67	70	70
Rondônia	23	25	26

15.3 – By departments

Department	Number of employees
	1Q12	2Q12	3Q12
Field	877	880	876
Administrative	674	669	666

16. Complementary work force- NA

17. Turn-over

1Q12	2Q12	3Q12
0.16	0.16	0.23

Marketletter

Balance Sheet

(R$ thousand)

Assets	09.30.12	12.31.11
Current Assets
Cash and banks	8,207	4,640
Marketable securities	-	66,120
Clients	87,309	79,394
Taxes to recover	21,339	39,201
Acquisition of fuel to be recovered - Energetic development account - CDE	59,831	44,038
Stored materials	77,127	76,688
Other credits	5,492	2,735
	259,305	312,816

Non-Current Assets
Taxes to recover	4,945	4,944
Deposits linked to legal suits	10,895	7,545
Property, plant and equipment	1,703,227	1,712,726
Intangibles	531	645
	1,719,598	1,725,860
Total Assets	1,978,903	2,038,676

Marketletter

Liabilities and Stockholders’ Equity	09.30.12	12.31.11
Current Liabilities
Suppliers	181,855	124,568
Loans and financing	144,007	165,123
Taxes and social contributions	11,935	23,250
Estimated obligations	17,237	23,058
Sectorial charges	1,945	1,185
Provision for risks	20,626	14,836
Retirement benefit	165	327
Shareholders remuneration	54,219	39,205
Others	12,337	9,646
	444,326	401,198

Non-Current Liabilities
Loans and financing	904,754	836,725
Sector charges	13,414	13,414
Retirement benefit	25	118
Resources for capital increase	74,695	452,704
	992,888	1,302,961

Stockholders’ Equity
Social Capital	770,815	337,877
Income reserve	2,596	2,596
Other comprehensive income	(19,044)	(19,044)
Additional dividends proposal	-	13,088
Accrued income (losses)	(212,678)	-
	541,689	334,517
Total Liabilities and Stockholders’ Equity	1,978,903	2,038,676

Marketletter

Statement of Income

(R$ thousand)

	09.30.12	09.30.11
Operating Revenues
Electric energy	457,218	465,864
Other revenues	13	696
	457,231	466,560
Deductions from operating revenues
Consumer charges	(15,884)	(17,920)
Taxes and social contributions	(42,294)	(41,920)
	(58,178)	(59,840)
Net Operating Revenue	399,053	406,720
Cost of service of electric energy
Electric energy purchased for resale	(195,952)	(31,547)
Charges on the use of electric grid	(17,151)	(16,211)
Personnel	(64,751)	(55,210)
Pension plan	(2,340)	(2,549)
Material	(44,071)	(31,063)
Raw material for production of electric energy	(119,617)	(90,004)
(-) Expense recuperation – fuel subvention	105,689	80,300
Third party services	(61,003)	(30,510)
Depreciation and amortization	(55,325)	(65,797)
Other expenses	(5,020)	(9,047)
	(459,541)	(251,638)
Gross operating result	(60,488)	155,082
Operating expenses
Personnel	(20,810)	(18,804)
Pension plan	(860)	(554)
Third party services	(5,019)	(4,187)
Depreciation and amortization	(973)	(1,151)
Other general and administrative expenses	(12,884)	(4,763)
	(40,546)	(29,459)
Service result	(101,034)	125,623
Financing revenues (expenses)
Financing revenues
Income from financial investments	2,193	5,975
Net monetary variation	124,824	89,895
Other	1,718	1,263
	128,735	97,133
Financing expenses
Debt charges	(65,591)	(31,263)
Monetary and currency variation	(172,770)	(143,741)
Other financial expenses	(2,846)	(21)
	(241,207)	(175,025)
Financing result	(112,472)	(77,892)
Income before income tax and social contribution	(213,506)	47,731
Social contribution	-	(3,284)
Income tax	-	(9,027)
Net income for the period	(213,506)	35,420

Marketletter

Cash Flow

(R$ thousand)

	09.30.12	09.30.11
Operating Activities
Result before taxes	(213,506)	47,731
Social contribution and income tax	-	(12,311)
Net income (loss) for the period	(213,506)	35,420
Adjustments for:
Depreciation	60,036	66,478
Intangible amortization	318	828
Property Sales and adjustment	866	(14,377)
Open market application revenue	-	(5,810)
Update advances for future capital increase	29,957	36,000
(Expenses) Interest revenue financial charge and AFCI	64,494	83,654
	155,669	166,773
Variations:
(Increase) / decrease in open market application	66,120	18,870
(Increase) / decrease in receivables	(7,915)	71,609
(Increase) / decrease in stored equipment	(439)	(8,496)
(Increase) / decrease in refundable taxes	17,862	(20,798)
(Increase) / decrease in law suit deposits	(3,350)	(2,037)
(Increase) / decrease in other assets	(18,550)	(76,863)
(Increase) / decrease in suppliers	57,287	165,690
(Increase) / decrease in wages and social contributions	(648)	275
(Increase) / decrease in payable taxes	(11,315)	(3,054)
(Increase) / decrease in other liabilities	1,032	21,198
(Increase) / decrease in provisions for contingencies	5,790	8,201
(Increase) / decrease in provisions for early retirement	(255)	(305)
	105,619	174,290
Operating activities – net cash	47,782	376,483
Investment Activities
Acquisition of property, plant and equipment asset	(51,402)	(394,822)
Acquisition of intangible asset	(204)	(17)
Investment Activities – net cash	(51,606)	(394,839)
Financing activities
Capital increase / reduccion	24,972	-
Loans and financing - receipt	77,788	42,876
Loans and financing - amortization	(95,369)	(34,913)
Financing activities- net cash	7,391	7,963
Net increase (decrease) in cash and cash equivalents	3,567	(10,393)
Initial cash balance	8,207	4,700
Final cash balance	4,640	15,093
Net increase (decrease) in cash and cash equivalents	3,567	(10,393)

Marketletter

Analysis of the result

The Company presented in the third quarter of 2012 a 36.1% loss for the period, compared to the loss recorded in the second quarter of 2012, going from R$ 124.7 million in the second quarter of 2012 to R$ 79.6 million in third quarter of 2012.  This result was due to decreased volatility in the foreign currency monetary liability account.

Operating Revenue

In generation:

The supply of electricity increased by 8.6%, from R$ 152.3 million in the second quarter of 2012 to R$ 165.5 million in the third quarter of 2012, primarily due to the effects of improved equipment performance in this quarter.

Cost of Electricity Service

Electricity purchased for resale decreased by 5.4%, from R$ 81.0 million in the second quarter of 2012 to R$ 76.7 million in the third quarter of 2012, mainly due to improved operating performance of the equipment of Candiota III (Phase C) during the past quarter.

Charges for the use of the electricity grid increased by 20.5%, from R$ 6.0 million in the second quarter of 2012 to R$ 7.2 million in the third quarter of 2012 due to the tariff recovery which began in May/12.

The fuel for electricity production increased by 2.1%, from R$ 38.8 million in the second quarter of 2012 to R $ 39.6 million in the third quarter of 2012, primarily due to a slight increase in consumption in August and September.

The fuel subsidy resulting from the production of electricity decreased by 13.4%, from R$ 36.5 million in the second quarter of 2012 to R$ 31.6 million in the third quarter of 2012, due to the impact in July/2012 of R$ 5.7 million corresponding to readjustment of the fuel used in generation.

The depreciation decreased by 9.0%, from R$ 17.9 million in the second quarter of 2012 to R$ 16.3 million in the third quarter of 2012, resulting from:

•          Implementation of Resolution 474/2012, new depreciation rates for the electricity sector.

•          Sale of properties (houses) of the Workers' Village.

•          Conclusion of the depreciation of equipment of units in operation.

Personnel expenses increased by 30.5%, from R$ 26.4 million in the second quarter of 2012 to R$ 34.5 million in the third quarter of 2012, due to the payment of contractual terminations of employees who joined the Volunteer Program for Retirement, payment of additional amounts of the collective bargaining agreement and Performance System (SGD).

Materials fell by 8.3%, from R$ 14.2 million in the second quarter of 2012 to R$ 13.0 million in the third quarter of 2012, primarily due to the reduction of consumption of lime in Set/12 in Candiota III (Phase C).

Third-party services expenses showed a significant increase of 232.3%, from R$ 12.4 million in the second quarter of 2012 to R$ 41.2 million in the third quarter of 2012, due to the start of the technical service contract and operation of Candiota III (Stage) signed with the supplier Citic.

General and Administrative Expenses

The general and administrative expenses fell by 79.1%, from R$ 10.9 million in the second quarter of 2011 to R$ 2.3 million in the third quarter of 2012, primarily due to the recognition of credit PIS/COFINS tax on depreciation of Candiota III (Phase C) in Aug/12.

Other Operating Revenue and Expenses

The result of other operating revenues and expenses showed a reduction of 50.0%, from a gain of R$ 1.0 million in the second quarter of 2012 to R$ 0.5 million in the third quarter of 2012, due to a higher number of real estate sales in the Workers' Village/RS in the second quarter compared to the third quarter.

Financial Results

Financial revenue decreased by 45.5% from R$ 26.4 million in the second quarter of 2012 to R$ 14.4 million in the third quarter of 2012, primarily due to lower exchange variations of the appreciation of the US dollar.

Financial expenses decreased by 61.2%, from R$ 109.3 million in the second quarter of 2012 to R$ 42.4 million in the third quarter of 2012, primarily due to reduction of foreign exchange because of the stability of the US dollar.

Marketletter

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh
			1Q12	2Q12	3Q12
P. Médici (Candiota)	446	251.500	152,165.840	194,572.920	129,707.600
Candiota III – Fase C	350	292.000	611,245.370	434,653.410	528,285.460
S. Jerônimo (Candiota)	20	12.600	9,194.030	11,485.570	11,694.430
Nutepa (Candiota)	24	6.100	9.440	56.190	0.420
Total			772,614.680	640,768.090	669,687.910

Unit	Location (State)	Beginning of operation	End of concession
P. Médici (Candiota)	RS	Jan-1974	Jul-15
CANDIOTA III – FASE C	RS	Jan-11	Authorization
S. Jerônimo (Candiota)	RS	Apr-1953	Jul-15
Nutepa (Candiota)	RS	Feb-1968	Jul15

2. Electric energy purchased for resale

Own assets

System	Unit	1Q12	2Q12	3Q12
Eletrobras	MWh	199,391.000	214,008.000	213,600.000
	R$ million	12.6	36.7	29.60
Others	MWh	127,055.009	108,372.756	207,621.054
	R$ million	25.5	56.3	41.17
Total	MWh	326,446.009	322,380.756	421,221.054
	R$ million	38.1	93.0	70.77

3. Energy sold

Own assets

Buyer	Sale model	1Q12		2Q12		3Q12
		R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	17.53	129,877.500	20.82	154,233.600	20.04	148,512.00
	B
Others	A
	B	143.12	945,153.251	110.30	952,583.539	145.43	931,115.86
Total	A
	B	160.65	1,075,030.751	131.12	1,106,817.139	165.47	1,079,627.86

A - Through auction

B - Through free market agreements or bilateral contracts

Marketletter

4. CCEE settlement (Spot and MRE)

	Unit	1Q12	2Q12	3Q12
Sale	R$ million
	MWh
	MWaverage
Purchase	R$ million	25.45	56.27	41.17
	MWh	127,055.009	108,372.756	207,621.054
	MWaverage
Net	R$ million	25.45	56.27	41.17
	MWh	127,055.009	108,372.756	207,621.054
	MWaverage

5. Fuel used to produce electricity

Type	Unit	1Q12		2Q12		3Q12
		Amount	R$ million	Amount	R$ million	Amount	R$ million
Fuel oil	Kg	6,319,610	8	7,795,840	8	7,902,660	8
Diesel Oil	L	185,750	0	40,400	0	66,900	0
Coal	T	766,431.160	24	637,171.53	22	666,696.63	22

6. Losses in generation - %

1Q12	2Q12	3Q12
13.91	14.79	15.09

SPE not considered.

7. Average price– R$/MWh

Own assets

1Q12	2Q12	3Q12
149.44	148.67	153.27

8. Extension of transmission lines - Km  - NA

9. Transmission lines total RAP– R$ million – NA

10. Losses in transmission - %  - NA

11. Main investments of parent company– R$ million

Project	1Q12	2Q12	3Q12	2012 budget
Generation
Generation system maintenance - MSGEE	3	2	-	14
Environmental suitability	2	2	1	5
Phase A/B UPME revitalization	8	7	4	58
Other	-	-	1	6
Total	13	11	6	83

Marketletter

12. New investments - NA

13. Loans and financing – R$ million

Local currency - LC

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Due	Index
Eletrobras	102.359	104.481	100.178	12/20/22	IPCA + 8% p.y.
Eletrobras	134.581	130.571	120.659	12/30/16	5% p.y.
Eletrobras	813	0.408	0.406	07/30/12	Selic + 0.5% p.y.
Eletrobras	3.348	1.683	1.674	07/30/12	Selic + 0.5% p.y.
Eletrobras	30.889	20.706	20.593	09/30/12	Selic + 0.5% p.y.
Eletrobras	12.481	14.201	16.166	06/30/18	0.5% p.y.
Eletrobras	20.869	25.890	33.430	09/30/12	Selic + 0.5% p.y.

Foreign currency - FC

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Due	Currency
Eletrobras	471.589	525.543	513.613	12/20/2021	US$
Eletrobras	189.141	211.072	187.375	06/20/2016	US$

14. Contracts

14.1 Loans and financing

Parent company – R$ million

Loans and financing	2012	2013	2014	2015	2016	After 2016
By activity
Generation	75.585	122.940	141.411	159.265	122.372	427.188
By creditor
Eletrobras	75.585	122.940	141.411	159.265	122.372	427.188

14.2 Energy purchase

Energy Purchase contracts	2012	2013	2014	2015	2016	After 2016
MWh	626,999.000
R$ million	78.86
MWh	626,999.000
R$ million	78.86

Marketletter

14.3 Energy sale

Parent company

Contracts of energy sales	Unit	2012	2013	2014	2015	2016	After 2016
Regulated Environment	MWh	2,836,645.12
	R$ million	431.26
Bilateral Contract	MWh	440,155.49
	R$ million	58.39
Total	MWh	3,276,800.61
	R$ million	489.65

15. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

15.1 By tenure

                Generation

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	242	260	263
6 to 10	112	115	117
11 to 15	-	01	01
16 to 20	31	31	31
21 to 25	128	87	59
more than 25	199	227	242
Total	712	721	713

                15.2 By region

State	Number of employees
	1Q12	2Q12	3Q12
Rio Grande do Sul	714	721	713

                15.3 – By departments

Department	Number of employees
	1Q12	2Q12	3Q12
Field	565	572	567
Administrative	147	149	146

16. Complementary work force

Operational	1Q12	2Q12	3Q12
	1,172	1,170	1,129

Marketletter

17. Turn-over

1Q12	2Q12	3Q12
1.51%	3.79%	2.91%

Marketletter

2.Distribution Companies

Eletrobras Distribuição Acre has not completed its Financial Statements, concerning  9M12 due to adaptations implemented in the ERP system which serves the areas of accounting, warehouse, financial and payroll, in particular.

A set of measures is being adopted by the management of this subsidiary, necessary for the settling of detected non-conformities, including the acquisition of a new asset management system, already being deployed, as well as the review of the internal processes and information flows in order to have the work completed by the end of the year.

Given the materiality of the investment maintained by Eletrobras distribution company of Acre, the impact on the consolidated financial statements does not affect the full understanding of the Eletrobras System, and therefore the decision making on the part of its users.

Company	Net		Service		Income/Loss of		EBITDA		EBITDA
	Operating Revenue		Result		the Period		(R$ million)		Margin
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Amazonas Energia	1,280	1,104	-117	-209	-508	-618	-9	-184	-0.7%	-16.7%
Distribuição Alagoas	654	530	-96	-90	-93	-80	-84	-79	-12.9%	-14.9%
Distribuição Piauí	782	602	36	18	-11	-1	57	34	7.3%	5.7%
Distribuição Rondônia	679	559	-109	-29	-132	-51	-91	-10	-13.4%	-1.8%
Distribuição Roraima	131	105	-74	-70	-109	-86	-68	-65	-51.8%	-62.4%
Total	3,526	2,900	-359	-380	-852	-837	-195	-304	-5.5%	-10.5%

Eletrobras System Distribution

Company	Extension of the Distribution Lines	Number of Clients assisted	Number of municipalities served	Number of substations
Distribuição Acre	16,571	220,608	22	14
Distribuição Alagoas	36,016	941,653	102	37
Amazonas Energia	21,508	770,635	62	50
Distribuição Piauí	64,979	1,052,095	224	78
Distribuição Rondônia	51,852	538,218	52	57
Distribuição Roraima	3,142	91,432	1	3
Total	194,068	3,614,641	463	239

Extension of Transmission Lines - Km

Company	Own (a)	SPEs (b)	Physical aggregation in 2012	Total (a+b)
Amazonas	601	-	-	601
Geration and Transmission Companies	58,346	2,096	292	60,443
Total	58,947	2,096	292	61,044

(b) The company's participation in the enterprise

Marketletter

Installed Capacity - MW

Company	Own (a)	SPEs (b)	Physical aggregation in 2012	Total (a+b)
Amazonas	2,209	-	-	2,209
Rondônia	3	-	-	3
Eletrobras	-	13	-	13
Geration and Transmission Companies	38,600	975	142	39,575
Total	40,812	988	142	41,800

(b) The company's participation in the enterprise

Energy sold - MWh

	9M12	9M11
Amazonas Energia	4,131,940	3,668,043
Distribuição Piauí	2,023,784	1,671,786
Distribuição Alagoas	2,287,786	1,969,488
Distribuição Roraima	421,736	376,965
Distribuição Rondônia	2,018,593	1,728,560
Total	10,883,838	9,414,842

Marketletter

Balance Sheet

(R$ thousand)

Assets	09.30.12	12.31.11 reclassified
Current Assets
Cash and banks	175,050	94,928
Consumers	419,053	370,515
Taxes and social contributions to compensate	31,897	28,795
Reimbursement rights	4,278,632	2,917,335
Stored materials	102,513	57,744
Other credits	120,108	99,050
	5,127,253	3,568,367
Non-Current Assets
Taxes and social contributions to compensate	1,572,609	1,383,426
Deposits linked to legal suits	176,985	139,604
Financial asset	1,737,246	1,476,138
Other credits	9,434	12,876
Investment	7,670	7,670
Intangible	641,383	631,111
Property, plant and equipment	1,268,920	1,310,156
	5,414,247	4,960,981
Total Asset	10,541,500	8,529,348

Marketletter

Liabilities and Stockholders’ Equity	09.30.12	12.31.11
Current Liabilities
Suppliers	3,845,972	2,768,156
Loans and Financing	148,302	102,072
Taxes and social contributions	57,867	68,043
Estimated obligations	37,347	21,491
Reimbursement obligations	2,301,086	1,236,077
Sector charges	24,971	42,012
Leasing	159,633	142,997
Other	124,629	187,757
	6,699,807	4,568,605

Non-Current Liabilities
Loans and financing	495,380	452,759
Reimbursement obligations	1,608,477	1,401,167
Leasing	1,862,385	1,775,544
Provisions for Contingencies	227,021	171,141
Resources for capital increase	68,174	63,919
Concessions to pay	318,821	300,106
Others	56,075	83,102
	4,636,333	4,247,738
Stockholders’ Equity
Social Capital	4,330,917	4,330,917
Accumulated losses	(5,123,910)	(4,616,265)
Equity adjustment	(1,647)	(1,647)
	(794,640)	(286,995)
Total Liabilities and Stockholders’ Equity	10,541,500	8,529,348

Marketletter

Statement of Income

(R$ thousand)

	09.30.12	09.30.11
Operating revenues
Electric enegy supply	289,210	266,796
Gross electric energy supply	757,771	620,128
Revenue for the availability of the Power Grid	281,898	234,422
Revenue for financing asset remuneration	129,599	101,648
Construction revenues	296,900	282,224
Other operating renenues	13,007	8,147
	1,768,385	1,513,365
Deduccions from operating revenues
CCC	(57,170)	(45,259)
RGR	(33,212)	(27,581)
Consumers charges	(12,639)	(10,679)
Taxes and contributions	(384,951)	(325,800)
	(487,972)	(409,319)
Net operating revenue	1,280,413	1,104,046
Operating expenses
Personnel	(254,474)	(247,152)
Material	(34,049)	(48,568)
Third party services	(187,826)	(175,463)
Construction expense	(296,900)	(282,224)
Fuel for production of electric energy	(2,407,260)	(1,810,141)
Expense recovery – Fuel purchased	2,319,449	1,887,915
Financial compensation for use of water resources	(4,245)	(4,764)
Electric energy purchased for resale	(55,003)	(158,433)
Depreciation - Property, plant and equipment	(17,377)	(18,195)
Depreciation - leasing	(34,962)	(34,962)
Amortization – concession assets	(51,741)	(43,546)
Amortization –no concession assets	(949)	-
Operating provision - provision/reversion	(100,878)	(93,365)
Rentals	(263,795)	(238,156)
Others	(6,942)	(45,592)
	(1,396,952)	(1,312,646)
Service Result	(116,539)	(208,600)
Income (expense) financing
Arrears on electricity sold	25,854	22,537
Asset monetary variation	1,255	396
Liability monetary variation	(333)	(29)
Debt charges	(40,023)	(37,693)
Charges – leasing	(331,149)	(268,539)
Others	(49,077)	(53,979)
	(393,473)	(337,307)
Other incomes (expenses)	2,367	(72,300)
Operating result	(507,645)	(618,207)
Losses before income tax and social contribution	(507,645)	(618,207)
Loss for the period	(507,645)	(618,207)
Loss per share - R$	(0.08)	(0.10)

Marketletter

Cash Flow

(thousand Reais)

	09.30.12	09.30.11
Operating activities – cash flow
Loss for the period	(507,645)	(618,207)
Adjustments to reconcile loss to cash provided by operations
Depreciation and amortization	105,029	96,703
Financing charges	42,704	35,914
Financing charges - leasing	331,149	268,539
Provision for credit of questionable liquidation	47,551	48,032
Provision for contingencies - constitution	53,327	45,333
Write-off of financing assets - concession	17,941	41,599
Write-off of intangible assets	1,354	23,983
Write-off of Property, plant and equipment assets	6	31
Write-off of expired tax credits	-	63,755
Impairment	-	15,513
	91,416	21,195
Current Asset variations
Clients	(96,089)	(63,307)
Stored material	(44,769)	(803)
Taxes and social contributions	(3,102)	(2,720)
Reimbursement rights	(1,361,297)	953,762
Others	(21,058)	(55,581)
	(1,526,315)	831,351
Non-Current asset variations
Taxes and social contributions	(189,183)	(183,734)
Financing asset - concession	(279,096)	(242,945)
Others	3,442	56
	(464,837)	(426,623)
Current liability variations
Supplier	1,077,816	(687,103)
Reimbursement Obligations	1,065,009	-
Leasing	16,636	19,257
Taxes and social contributions	(10,176)	(13,248)
Sectorial charges	(17,041)	23,555
Estimated obligations	15,856	14,562
Others	(63,128)	42,088
	2,084,972	(600,889)
Non-current liability variations
Reimbursement Obligations	207,310	396,856
Leasing	(244,308)	(231,679)
Provision for contingencies	2,553	5,922
Special obligations – financing asset concession	47	92,152
Special obligations – intangible asset	4	15,084
Others	(27,027)	(22,745)
	(61,421)	255,590
Cash from Operating Activities
Financing charges – payment	(29,844)	(26,492)
Legal deposits	(37,381)	(40,382)
	(67,225)	(66,874)
Net Cash (Used in) Generated by Operating Activities	56,590	13,750
Cash from investment activities
Property, plant and equipment acquisition	(10,818)	(10,054)
Intangible acquisition	(7,730)	(926)
Intangible acquisition - concession	(38,166)	(49,717)
Net Cash used in investment activities	(56,714)	(60,697)
Financing Activities
Loans and financing obtained	146,813	64,731
Loans and financing payment	(66,567)	(21,523)
Net cash used in financing activities	80,246	43,208
Increase (Decrease) in Cash and Cash Equivalents	80,122	(3,739)
Cash and cash equivalents at beginning of the period	94,928	68,189
Cash and cash equivalents at end of the period	175,050	64,450

Marketletter

Analysis of the result

The company presented in the 3Q12 a net loss 20.4% lower than that recorded in the previous quarter, from R$ 203.0 million in 2Q12 to R$ 161.7 million in 3Q12, mainly due to reduction of some financial and operational expenses, described below:

Operational Revenue

The supply of electric energy (consider supply revenue the sum of supply and remuneration of financial asset revenue) showed increase of 4.8% from R$ 496.1 million in 2Q12 to R$ 519.9 million in 3Q12, due mainly to the increase in the number of consumers.

Construction revenues increased 24.7%, from R$ 100.3 million in 2Q12 to R$ 125.1 million in 3Q12, mainly due to the expansion of electricity distribution network in the capital and in the interior of the state, transmission line, revitalization of generation, distribution system maintenance and expansion of the capacity of thermal generation in the State of Amazonas, where we highlight the revitalization of Aparecida plant, implementation of SE Mutirão138/13,8 kV, expansion of SE Redenção of 69/13.8 kv and Seringal Mirim, implementation of 230 kV transmission line Maua III/Jorge Teixeira and acquisition and installation of generators in Parintins.

Electric Energy Service Cost and Operational Expenses

The electric energy purchased for resale increased 11.4% from R$ 17.0 million at 2Q12 to R$ 19.0 million, in 3Q12, not showing, therefore, significant impact on the company's result.

The expense of the depreciation and amortization increased only 3.9% from R$ 34.1 million at 2Q12 to R$ 35.4 million, in 3Q12, not showing, therefore, significant impact on the company's result.

Personnel expenditure presented a reduction of 7.18%, from R$ 92.0 million in 2Q12, to R$ 85.4 million in 3Q12. In the second quarter we registered the amount related to expenditure of profit and result participation (PLR), paid to employees during the month of May/2012.

Material expenditure presented a reduction of 54.9% from R$ 11.5 million in 2Q12 to R$ 5.2 million in 3Q12. In 3Q12 there were reclassifications of materials used in revitalizing thermal power-generating unit Maua, formerly classified in the expense, to the investment group.

Third party services expeditures showed an increase of 4.0%, from R$ 63.9 million in 2Q12 to R$ 66.2 million in 3Q12, not showing, therefore, significant impact on the company's result.

Provisions/Reversals of provisions presented reduction of 81.9%, from R$ 29.3 million in 2Q12 to R$ 5.3 million in 3Q12, mainly due to the reduction in the provision for doubtful accounts due to the restructuring plan that is under implementation by the Company, where one of the goals is the reduction of bad debt. There was also a reduction in the provision for contingencies in 3Q12, due to less lawsuits.

Financial Result

The financial income showed an increase of 80.0%, from R$ 51.1 million in 2Q12 to R$ 92.0 million in 3Q12, mainly due to the fines on energy sold which went from R$ 3.1 million in 2Q12 to R$ 13.6 million at 3Q12, due to the increase in consumer installment and monetary updating, according to Law 12,111/09.

Financial expenses showed an increase of 9.3%, from R$ 208.2 million, in 2Q12 to R$ 227.6 million in 3Q12, especially because of financial leasing charges, as stated in the General Price Index (GPI) updating.

Marketletter

Market Data

1.Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh
			1Q12	2Q12	3Q12
Parintins	33.16	10.083	22,022	46,476	27,348
Itacoatiara	34.83	6.328	13,820	31,377	29,455
Manacapuru	28.93	10.868	23,741	51,149	26,957
Barreirinha	3.71	0.729	2,224	4,534	2,711
Coari	20.85	7.572	16,537	35,130	20,120
Maués	12.43	3.822	8,347	16,595	9,116
Humaitá	15.37	4.661	10,179	21,348	12,044
Urucará	4.67	1.484	3,240	6,493	3,591
Benjamin Constant	7.32	2.549	5,567	11,368	6,155
Tefé	18.2	6.783	14,814	31,269	18,016
Manicoré	7.67	2.489	5,437	11,321	6,342
Autazes	6.07	1.753	3,829	8,678	5,248
Codajás	7	1.653	3,611	7,455	4,090
Eirunepé	10.62	1.996	4,360	8,873	4,847
Nova Olinda do Norte	6.52	1.996	4,060	8,583	4,894
Atalaia do Norte	1.19	0.05	109	244	48
Barcelos	4.87	1.367	2,985	5,953	3,207
Lábrea	9.54	2.611	5,703	11,820	6,795
São Paulo de Olivença	3.79	0.986	2,153	4,478	2,618
Santo Antônio do Içá	3.22	1.04	2,272	4,798	2,698
Carauari	7.18	2.036	4,447	9,220	5,092
Fonte Boa	6.23	1.662	3,631	6,714	6,513
Boca do Acre	8.22	2.538	5,543	11,710	6,959
São Gabriel da Cachoeira	8.42	3.021	6,598	13,591	2,747
Itapiranga	3.06	0.985	2,151	4,724	2,678
Anori	4.16	1.073	2,343	4,843	1,499
Silves	2.5	0.498	1,087	2,292	155
Augusto Montenegro	0.6	0.055	121	258	2,677
Nhamundá	4.58	0.961	2,100	4,518	12,726
Tabatinga	15.43	5.336	11,653	23,802	4,220
Novo Aripuanã	5.69	1.584	3,459	7,106	5,081
Borba	3.6	1.851	4,044	8,632	1,643
Santa Isabel do Rio Negro	2.42	0.676	1,475	3,028	6,513
Jutaí	6.18	1.182	2,582	5,283	2,459
Novo Airão	5.27	1.206	2,634	5,404	3,058
Ipixuna	3.04	0.597	1,303	2,684	1,414
Envira	3.38	0.856	1,870	3,776	1,976
Cucuí	0.57	0.073	160	309	152
Japurá	0.18	0.044	96	215	119
Maraã	3.69	0.628	1,371	2,831	1,599
Juruá	2.49	0.462	1,010	2,234	1,362
Tapauá	3.71	1.155	2,524	5,304	3,025
Canutama	2.23	0.613	1,339	2,858	1,598
Pauini	2.62	0.698	1,524	3,217	1,767
Careiro	2.5	0.859	1,875	3,533	1,597
Amaturá	1.8	0.446	974	1,991	1,123
Estirão do Equador	0.72	45.207	99	209	116
Palmeiras	0.72	0.053	115	233	132
Ipiranga	0.42	0.054	118	234	124
Vila Bittencourt	0.57	0.068	147	309	168
Iauaretê	1	0.178	388	758	227
São Sebastião do Uatumã	2.64	0.638	1,393	2,955	1,630
Tonantins	3.46	0.944	2,062	3,971	1,967
Alvarães	2.72	0.641	1,401	3,044	1,717
Beruri	2.97	0.756	1,651	3,360	2,085
Caapiranga	2.06	0.493	1,076	2,333	1,366
Uarini	1.94	0.615	1,343	2,831	1,571
Urucurituba	2.84	0.787	1,720	3,678	2,135
Pedras	0.57	0.102	222	480	282
Anamã	1.73	0.54	1,180	2,299	1,370
Itamarati	2.56	0.405	885	1,892	1,052
Castanho	12.72	4.195	9,162	18,883	10,663
Rio Preto da Eva	11.21	3.389	7,403	15,264	8,235
Limoeiro	1.79	0.335	732	1,511	866
Boa Vista do Ramos	2.31	0.738	1,611	3,400	2,005
Manaquiri	3.01	1.118	2,442	5,193	25,741
Caviana	0.58	0.122	267	549	300
Campinas	0.43	0.06	131	269	149
Caiambé	0.88	0.121	264	502	256
Murituba	0.3	0.033	73	137	77
Apuí	7.19	1.381	3,017	6,332	3,710
Mocambo	0.89	0.188	410	725	1,328
Belém do Solimões	0.84	0.213	464	953	81
Itapeaçú	0.85	0.153	333	746	379
Caborí	0.78	0.095	207	628	429
Cametá	0.612	0.136	298	653	793
Sacambú	0.448	0.064	140	295	377
Novo Remanso	4.06	1.331	2,907	6,070	168
Tuiué	0.71	0.096	211	443	3.700
Jacaré	0.34	0.164	357	779	224
Novo Céu	1	0.404	883	1,947	477
Zé Açú			16	-	-
Vila Amazônia	2.08	0.341	744	-	941
Axinim	0.66	0.107	234	1,622	293
Vila Urucurituba	0.38	0.059	129	506	147
Arara	0.332	0.052	114	274	141
Feijoal	0.778	0.062	136	246	178
Lindoia	1	0.304	663	295	841
Moura	0.52	0.065	143	1,368	149
Santana	0.31	0.051	112	290	128
Sucunduri	0.16	0.048	106	223	128
Carvoeiro	0.33	0.016	34	225	54
Itapuru	0.31	0.02	44	70	76
Betânia	0.43	0.111	242	91	214
Vila de Matupí	1.85	0.619	1,352	488	1,288
Auxiliadora	0.468	0.079	172	2,702	225
Santa Rita Well	0.62	0.183	140	355	451
Parauá	0.568	0.096	328	587	242
Belo Monte	0.246	0.044	168	532	110
Vila de Alterosa	0.33	0.067	103	274	221
UHE Balbina	277.5	285,486.60	285,487	299,846.2	264,277.3
UTE Aparecida	251.5	206,143.70	206,144	242,858.8	239,049.1
UTE Mauá	788.4	425,763.05	425,763	535,203.6	637,155.3
UTE Electron	121.1	911.7	912	2,343.3	4,384.3
UT CO Cidade Nova	29.6	19,096.20	19,096	20,149.0	26,237.1
UT AS São José	73.4	59,172.30	59,172	67,672.5	76,073.4
UT FO Flores	124.7	87,184.60	87,185	102,172.6	127,422.2
UTE Distrito	49	37,207.00	37,207	33,457.4	47,988.8
UTE Iranduba	54.7	28,026.00	28,026	28,882.7	44,422.9
Total	2,209

Marketletter

Unit	Location (State)	Beginning of operation	End of concession
Parintins	Amazonas	Dec-65	Undefined
Itacoatiara	Amazonas	Sep-66	Undefined
Manacapuru	Amazonas	Jan-67	Undefined
Barreirinha	Amazonas	Jun-67	Undefined
Coari	Amazonas	Sep-67	Undefined
Maués	Amazonas	Dec-67	Undefined
Humaitá	Amazonas	Jul-68	Undefined
Urucará	Amazonas	Jun-68	Undefined
Benjamin Constant	Amazonas	Aug-68	Undefined
Tefé	Amazonas	Aug-68	Undefined
Manicoré	Amazonas	May-69	Undefined
Autazes	Amazonas	Jun-69	Undefined
Codajás	Amazonas	Sep-69	Undefined
Eirunepé	Amazonas	Sep-69	Undefined
Nova Olinda do Norte	Amazonas	Oct-69	Undefined
Atalaia do Norte	Amazonas	Mar-70	Undefined
Barcelos	Amazonas	Jul-70	Undefined
Lábrea	Amazonas	Aug-70	Undefined
São Paulo de Olivença	Amazonas	Jan-71	Undefined
Santo Antônio do Içá	Amazonas	Jan-71	Undefined
Carauari	Amazonas	Jan-71	Undefined
Fonte Boa	Amazonas	Jan-71	Undefined
Boca do Acre	Amazonas	Feb-71	Undefined
São Gabriel da Cachoeira	Amazonas	Mar-71	Undefined
Itapiranga	Amazonas	Oct-71	Undefined
Anori	Amazonas	Oct-71	Undefined
Silves	Amazonas	Oct-71	Undefined
Augusto Montenegro	Amazonas	Oct-71	Undefined
Nhamundá	Amazonas	Nov-71	Undefined
Tabatinga	Amazonas	Nov-71	Undefined
Novo Aripuanã	Amazonas	Jun-72	Undefined
Borba	Amazonas	May-72	Undefined
Santa Isabel do Rio Negro	Amazonas	Oct-72	Undefined
Jutaí	Amazonas	May-72	Undefined
Novo Airão	Amazonas	Jul-73	Undefined
Ipixuna	Amazonas	Jul-73	Undefined
Envira	Amazonas	Aug-73	Undefined
Cucuí	Amazonas	Oct-73	Undefined
Japurá	Amazonas	Oct-73	Undefined
Maraã	Amazonas	Oct-73	Undefined
Juruá	Amazonas	Oct-73	Undefined
Tapauá	Amazonas	Dec-73	Undefined
Canutama	Amazonas	Dec-73	Undefined
Pauini	Amazonas	Sep-74	Undefined
Careiro	Amazonas	Sep-74	Undefined
Amaturá	Amazonas	Nov-74	Undefined
Estirão do Equador	Amazonas	Dec-74	Undefined
Palmeiras	Amazonas	Dec-74	Undefined
Ipiranga	Amazonas	Jan-75	Undefined
Vila Bittencourt	Amazonas	Dec-75	Undefined
Iauaretê	Amazonas	Apr-75	Undefined
São Sebastião do Uatumã	Amazonas	Apr-75	Undefined
Tonantins	Amazonas	Apr-75	Undefined
Alvarães	Amazonas	May-75	Undefined
Beruri	Amazonas	Dec-75	Undefined
Caapiranga	Amazonas	Jan-75	Undefined
Uarini	Amazonas	Feb-76	Undefined
Urucurituba	Amazonas	Jan-75	Undefined
Pedras	Amazonas	Aug-76	Undefined
Anamã	Amazonas	Jan-76	Undefined
Itamarati	Amazonas	Feb-76	Undefined
Castanho	Amazonas	Dec-79	Undefined
Rio Preto da Eva	Amazonas	Jun-04	Undefined
Limoeiro	Amazonas	Nov-82	Undefined
Boa Vista do Ramos	Amazonas	Mar-86	Undefined
Manaquiri	Amazonas	Jun-84	Undefined
Caviana	Amazonas	Jul-86	Undefined
Campinas	Amazonas	Jul-86	Undefined
Caiambé	Amazonas	Aug-76	Undefined
Murituba	Amazonas	Aug-86	Undefined
Apuí	Amazonas	Sep-86	Undefined
Mocambo	Amazonas	Mar-87	Undefined
Belém do Solimões	Amazonas	Mar-87	Undefined
Itapeaçú	Amazonas	Mar-87	Undefined
Caborí	Amazonas	Sep-92	Undefined
Cametá	Amazonas	Sep-92	Undefined
Sacambú	Amazonas	Dec-92	Undefined
Novo Remanso	Amazonas	Aug-98	Undefined
Tuiué	Amazonas	Sep-98	Undefined
Jacaré	Amazonas	Aug-98	Undefined
Novo Céu	Amazonas	Aug-98	Undefined
Zé Açú	Amazonas	Sep-98	Undefined
Vila Amazônia	Amazonas	Sep-98	Undefined
Axinim	Amazonas	Oct-98	Undefined
Vila Urucurituba	Amazonas	May-99	Undefined
Arara	Amazonas	Apr-00	Undefined
Feijoal	Amazonas	Feb-00	Undefined
Lindoia	Amazonas	Jul-00	Undefined
Moura	Amazonas	Apr-04	Undefined
Santana	Amazonas	Jul-05	Undefined
Sucunduri	Amazonas	Oct-06	Undefined
Carvoeiro	Amazonas	Mar-06	Undefined
Itapuru	Amazonas	Oct-10	Undefined
Betânia	Amazonas	Jul-06	Undefined
Vila de Matupí	Amazonas	Aug-06	Undefined
Auxiliadora	Amazonas	Oct-06	Undefined
Santa Rita Well	Amazonas	Nov-06	Undefined
Parauá	Amazonas	Sep-03	Undefined
Belo Monte	Amazonas	Oct-06	Undefined
Vila de Alterosa	Amazonas	Oct-06	Undefined
UHE Balbina	Amazonas	Jan-89	Undefined
UTE Aparecida	Amazonas	Feb-84	Undefined
UTE Mauá	Amazonas	Apr-73	Undefined
UTE Electron	Amazonas	Jun-05	Undefined
UT CO Cidade Nova	Amazonas	Aug-08	Undefined
UT AS São José	Amazonas	Feb-08	Undefined
UT FO Flores	Amazonas	Aug-08	Undefined
UTE Distrito	Amazonas	Oct-10	Undefined
UTE Iranduba	Amazonas	Nov-10	Undefined

Marketletter

2.Electric energy purchased for resale

System	Unit	1Q12	2Q12	3Q12
Eletrobras (Guajará)	MWh	409.853	1,283	1,328
	R$ million	0.2	0.3	0.5
Others (PIE'S-Independent Producer.- Self producer)	MWh	641,218	619,521	628,830
	R$ million	20.7		21.0
Total	MWh	641,628	620,804	630,158
	R$ million	20.9	20.4	21.5

3.Energy sold

Distribution to	1Q12		2Q12		3Q12
	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	71.2	209,001	70.1	204,719	74.7	218,107
Industrial	151.7	478,859	148.3	450,941	149.9	450,684
Residential	139.8	342,718	153.4	374,814	167.4	408,908
Commercial	118.3	289,991	120.0	284,241	126.6	299,331
Others	3.7	15,947	3.7	16,317	4.2	18,040
Total	484.7	1,336,516	495.5	1,331,032	522.8	1,395,071

4.Number of Consumer Units Serviced

	1Q12	2Q12	3Q12
State utilities	532	630	641
Industrial	3,154	3,161	3,176
Residential	636,074	643,067	651,417
Commercial	65,965	66,496	66,915
Others	47,408	47,929	48,486
Total	753,133	761,283	770,635

5.Network Expansion - number of new connections

1Q12	2Q12	3Q12
7,747	9,693	6,449

6.Substations

	1Q12	2Q12	3Q12
Ses 69/13.8 kV	21	21	22
Ses special consumers	29	29	28
Total	50	50	50

Marketletter

7.Fuel used to produce electricity

Type	Unit	1Q12		2Q12		3Q12
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel oil	Liter	79,931,515	755.5	87,230,667	784.4	151,795,723	867.4

8.Losses  - %

1Q12		2Q12		3Q12
Technical	Commercial	Technical	Commercial	Technical	Commercial
1.47%	33.54%	1.81%	38.04%	1.30%	39.52%

9.Extension of distribution lines

Tension kV	Extension Km
	1Q12	2Q12	3Q12
138kv
69kv
34,5kv
13,8kv Urb.	2,119.01	2,155.12	2,178.64
13,8kv Rural	11,994.34	12,069.12	1,033.46 24,915.39 (interior)

Obs: In the first and second quarters of 2012 work was completed on: TL Ponta do Ismael - Ponta Negra 69 kV - 4km, but this line was not energized, depending on the deployment of bays in substations Ponta Negra 69 kV and Ponta do Ismael. These works are still in progress. In the case of Ponta Negra, it is still in a bidding process

10.Extension of transmission lines – 09/30/2012

Line	Extension Km	Tension Kv	Date of energization
Balbina–Cristiano Rocha	158.513	230.0	nov/06
Manaus–Cristiano Rocha	22.704	230.0	nov/06
Ramal de Transmissão–Presidente Figueiredo	0.129	230.0	Sep-98
Balbina – Manaus I	180.344	230.0	May-89
Balbina – Balbina – Circuit 1	0.590	230.0	Feb-89
Balbina – Balbina – Circuit 2	0.635	230.0	mar/89
Balbina – Balbina – Circuit 3	0.635	230.0	Apr-89
Balbina – Balbina – Circuit 4	0.680	230.0	Sep-89
Balbina – Balbina – Circuit 5	0.680	230.0	jul/89
TOTAL	364,91

Marketletter

Line	Extension Km	Tension Kv	Date of energization
Manaus I – São José	7.335	69.0	Feb-01
Manaus I - Mauá	11.815	69.0	Oct-91
Manaus I – Distrito I – Circuito 1	4.684	69.0	out/91
Manaus I – Distrito I – Circuito 2	4.684	69.0	nov/06
Manaus I – V8 – Circuito 1	1.160	69.0	Oct-91
Manaus I – V8 – Circuito 2	1.160	69.0	Oct-91
Manaus I – Cachoeirinha	6.112	69.0	jul/92
Manaus I – Seringal Mirim – Circuito 1	6.649	69.0	Sep-97
Manaus I – Seringal Mirim – Circuito 2	7.277	69.0	Oct-97
Manaus I– Flores – Circuito 1	4.460	69.0	Feb-89
Manaus I – Flores – Circuito 2	4.581	69.0	nov/01
Manaus I – Flores – Circuito 3	4.842	69.0	Dec-07
Manaus I – Cidade Nova	7.463	69.0	jan/96
Manaus I – Santo Antônio	9.516	69.0	mar/05
Flores – Redenção	1.469	69.0	nov/08
Redenção – Ponta Negra	4.515	69.0	nov/08
Flores – Ponta Negra	5.953	69.0	Dec-07
Aparecida – Ponta Negra	8.610	69.0	jul/83
Aparecida – Seringal Mirim	3.795	69.0	Feb-97
Aparecida – Cachoeirinha	3.994	69.0	mar/05
Aparecida – El Paso	0.153	69.0	nov/99
Mauá – Distrito I – Circuito 1	7.480	69.0	Apr-77
Mauá – Distrito I – Circuito 2	5.541	69.0	Apr-99
Mauá – Distrito Ii – Circuito 1	4.122	69.0	nov/97
Mauá – Distrito Ii – Circuito 2	4.107	69.0	mar/04
Mauá – Cachoeirinha	9.388	69.0	Feb-05
Mauá – Cidade Nova	18.170	69.0	Aug-06
Mauá – Mauá Geração – Circuito 1	0.533	69.0	Feb-04
Mauá – Mauá Geração – Circuito 2	0.226	69.0	Feb-04
Mauá – El Paso	0.200	69.0	mar/04
Mauá Geração – São José	8.922	69.0	mar/04
Mauá Geração – Consumidores Especiais	12.303	69.0	jul/04
Eletro – Mauá	0.357	69.0	jan/81
Distrito I – Consumidores Especiais	7.723	69.0	mar/96
Distrito Ii – Cachoeirinha	7.422	69.0	nov/97
Seringal Mirim – Cachoeirinha	3.980	69.0	Feb-97
Santo Antônio – Sivam	5.326	69.0	mar/05
Ponta Do Ismael – Iranduba	18.043	69.0	jun/06
Flores – Ambev	7.335	69.0	Feb-01
Ramal De Serviço – Tratamento de Água	0.186	69.0	Apr-11
Ramal De Serviço – Captação de Água	4.344	69.0	Apr-11
Total	235.935

Marketletter

11.DEC- Duration of interruptions - in hours

1Q12	2Q12	3Q12
15.84	14.75	14.74

12.FEC – Frequency of interruptions – Number of outages

1Q12	2Q12	3Q12
12.96	13.37	12.17

13.TMA – Average response time – in minutes

1Q12	2Q12	3Q12
151.08	146.29	172.72

14.Average price– R$/MWh

1Q12	2Q12	3Q12
426.57	393.46	391.85

15.Main investments – R$ million

Project	1Q12	2Q12	3Q12	Budget 2012
Distribution	45.8	123.0	202.7	707.0
Extension of Urban distribution	15.6	40.3	78.9	354.5
“Light for All” Program	11.5	40.8	66.3	169.1
Maintenance of the distribution system	1.0	2.0	3.1	46.0
Maintenance of the urban net work	17.7	39.8	54.4	137.0
Others (infrastructure)	4.1	16.5	24.3	65.3
Transmission	3.6	8.6	16.7	125.0
Generation	26.6	47.1	82.0	188.0
Total	80.1	192.9	325.9	1,085.00

16.Loans and financing – R$ million

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Due	Index
Eletrobras	516	659	644	04/2023	RGR

17.Contract obligations 09/30/2012

Loans and financing	2012	2013	2014	2015	2016	After 2016
	38	148	142	111	86	119

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
R$	506,168,026.74	535,925,168.57	566,058,745.57	593,003,141.86	1,036,837,035.32	11,273,232,165.91
MWh	2,473,081.20	2,581,200.00	2,671,800.00	2,671,800.00	2,679,120.00	24,231,210.00

*Estimated values - DTE july to december/12.

Marketletter

18.Default – more than  120 days – 09/30/2012

Class	R$
State utilities	1,372,963.07
Industrial	64,853,307
Residential	20,515,820
Commercial	26,929,842
Others	135,701,707
Total	249,373,640

19.Number of employees  (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1 By tenure

Generation and transmission

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	266	261	95
6 to 10	40	42	209
11 to 15	174	148	107
16 to 20	131	157	163
21 to 25	187	175	154
more than 25	108	128	217
Total	906	911	945

Distribution

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	190	203	69
6 to 10	44	47	188
11 to 15	33	24	45
16 to 20	32	31	85
21 to 25	111	111	131
more than 25	116	123	242
Total	526	539	760

Administration

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	317	297	152
6 to 10	95	106	203
11 to 15	67	47	12
16 to 20	88	107	27
21 to 25	148	134	56
more than 25	148	151	131
Total	863	842	581

Marketletter

19.2 By region

State	Number of employees
	1Q12	2Q12	3Q12
Amazonas	2,295	2,292	2,286

19.3 By departments

Department	Number of employees
	1Q12	2Q12	3Q12
Field	1,432	1,450	1,705
Administrative	863	842	581

20    Complementary work force

Operational	1Q12	2Q12	3Q12
	1,783	1,783	1,314

21    Turn-over

1Q12	2Q12	3Q12
0.17	0.23	0.22

Marketletter

Balance Sheet

(R$ thousand)

Assets	09.30.12	12.31.11
Current Assets

Cash and banks	50,537	39,365
Consumers and concessionaires	194,119	197,019
Taxes and social contributions to compensate	5,668	6,029
Compensation right	6,115	7,108
Stored materials	6,178	5,838
Other credits	38,838	23,003
	301,455	278,362

Non-Current Assets
Long-term assets
Consumers	162,896	189,915
Taxes and social contributions to compensate	4,914	4,782
Collaterals and tied deposits	34,587	33,344
Financing assets - concessions	494,065	429,452
Investments	168	168
Intangible	34,994	50,750
Property, plant and equipment	24,412	24,243
Others	3,994	3,804
	760,030	736,458
Total of Assets	1,061,485	1,014,820

Marketletter

Liabilities	09.30.12	12.31.11
Current Liabilities

Suppliers	74,120	78,718
Loans and financing	92,472	127,541
Taxes and social contributions	37,376	36,569
Estimated obligation	27,096	11,291
Compensation obligations	32,388	30,311
Sector charges	8,086	11,536
Post-retirement benefit	20,344	20,084
Others	32,383	33,507
	324,265	349,557

Non-Current Liabilities

Loans and financing	314,635	225,731
Taxes and social contributions	8,686	10,599
Provision for contingencies	94,931	86,880
Post-retirement benefit	10,533	12,258
Resources for capital increase	164,731	97,354
Other obligations	19,471	15,067
	612,987	447,889

Stockholders’ Equity

Social Capital	525,484	525,484
Accrued losses	(380,225)	(287,084)
Other comprehensive income	(21,026)	(21,026)
	124,233	217,374
Total Liabilities	1,061,485	1,014,820

Marketletter

Statement of Income

(R$ thousand)

	09.30.12	09.30.11
Net Operating Revenue	653,863	529,570
Operational cost
Cost of electric energyétrica	(378,931)	(301,669)
Operational cost	(153,918)	(143,083)
Cost of service rendered to third parties	(72,648)	(31,399)
	(605,497)	(476,151)
Gross Income	48,366	53,419
Operating Expenses	(143,953)	(143,643)
Electric Energy service - losses	(95,587)	(90,224)
Financing result	2,446	9,911
Net income (loss) for the period	(93,141)	(80,313)
Basic and diluted Net income (loss) per share
Common	(0.08)	(0.07)
Preferred	(0.09)	(0.08)

Marketletter

Cash Flow

(thousands reais)

	09.30.12	09.30.11
Cash from operation activities
Operational activities
Losses of the period	(93,141)	(80,313)
Adjustments
Depreciation and Amortization	11,547	11,378
Financing result – advance for future capital increase and loans	20,386	(5,971)
Financing result – taxes and other liabilities	232	(935)
Provision for credit of questionable liquidation	57,538	49,977
Provision for contingencies	8,780	16,888
Provision for losses in stored material	(284)
Fiscal instalment amortization and update	(2,237)	(2,135)
Other operational expenses	(493)	1,243
Sub Total	95,472	70,445
Assets and liabilities variation
Clients	(23,290)	(23,014)
Taxes and social contributions	229	280
Reembursement rights	993	(2,605)
Stored material	(624)	(1,583)
Other assets	(16,309)	(17,112)
Linked deposits	(1,243)	(45)
Suppliers	(4,598)	(23,130)
Taxes and social contributions	(565)	(8,043)
Estimated obligations	15,805	5,301
Reembursement obligations	2,077	2,709
Sectorial charges	(3,500)	1,686
Post-retirement benefits	(1,465)	(1,500)
Other liabilities	700	9,373
Sub Total	(31,790)	(57,683)
Net cash from operational activities	(29,459)	(67,551)
Investment activities
Financing asset acquisition – public service concession	(64,613)	(25,767)
Financing asset write-of f- public service concession		1,347
Intangible acquisition	(12,179)	(3,067)
Intangible write-off	19,034	1,533
Property, plant and equipment acquisition	(2,437)	(916)
Property, plant and equipment write-off		27
Net cash from investment activities	(60,195)	(26,843)
Financing activities
Income from loans and financing	87,123	29,399
Capital increase	55,000	77,350
Loans and financing amortization - principal	(37,927)	(27,887)
Financing charges amortization – loans and financing	(3,370)	(4,268)
Net cash from financing activities	100,826	74,594
Increase (decrease) in the cash and cash equivalent	11,172	(19,800)
Cash and cash equivalents at beginning of the period	39,365	29,972
Cash and cash equivalents at end of the period	50,537	10,172
	11,172	(19,800)

Marketletter

Analysis of the result

Operating revenues

Revenue of supply and availability of electric network presented in 3Q12 a decrease of 5.1% as compared to 2Q12, from R$ 271,2 in 2Q12 to R$ 257.3  in 3Q12, due to heavy rainfall in the period;

Revenue of subsidy to low-income consumers presented, in 3Q12, an increase of 78.2% in relation to 2Q12, from R$ 6.1 million in 2Q12 to R$ 10.9 million in 3Q12, as a result of re-registration of new consumers;

Construction revenues presented, in 3Q12, a decrease of 13.6% compared to 2Q12, from R$ 30.8 million in 2Q12 to R$ 26.6 million to 3Q12, due to less acquisitions for the fixed asset.

Electric energy service cost and operational expenses

Electric energy purchased for resale  presented, at 3Q12, a decrease of R$ 1,377 as compared to the 2Q12, due to the accounting of electricity purchase from thermal generation by availability, as of May 2012.

System usage charges presented in the 3Q12 an increase of R$ 1.807 if compared to 2Q12, resulting from the increase in the amount of transmission companies

Service Cost and Operational Expenses

Personnel costs and expenses presented in 3Q12 a decrease of 2% compared with the 2Q12, from R$ 46.7 million in 2Q12 to R$ 45.8 million in 3Q12, because of the payment of profit sharing and the workers’ collective agreement in 2Q12;

Third-party services showed, in 3Q12, a decrease of 4.5% compared to the 2Q12, from R$ 19.9 million in 2Q12 to R$ 19.1 million in 3Q12, due to non-provisioning of invoices;

The construction cost presented, in 3Q12, a decrease of 3.6% compared with 2Q12, from R$ 30.8 million in 2Q12 to R$ 26.6 million to in 3Q12, due to lower acquisition for fixed assets.

Financial Result

The financial result presented in 3Q12 an increase of 220.8% compared to 2Q12, from an expense of R$ 6.5 million in 2Q12 to a revenue of R$ 5.4 million in 3Q12, arising from the increase in financial revenue of R$ 3.8 million as a result of provision of interest on installment payments and on energy bill and decrease in financial expenses in R$ 8.0 million, considering the accounting of monetary updating of AFACs in the second quarter of 2012.

Marketletter

Market Data

1.Generation Assets and Energy generated – NA

2.Electric energy purchased for resale

System	Unit	1Q12	2Q12	3Q12
Eletrobras	MWh	712,083	642,766	640,125
	R$ million	50.17	47.21	45.52
Others	MWh	474,723	428,510	426,751
	R$ million	57.34	68.14	68.46
Total	MWh	1,186,806	1,071,276	1,066,876
	R$ million	107.51	115.35	113.98

3.Energy sold

Distribution to	1Q12		2Q12		3Q12
	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	33.385	119,783	31.741	118,877	33.385	117,094
Industrial	34.523	130,998	32.824	137,101	36.957	157,569
Residential	122.583	281,120	119.192	278,898	110.161	256,451
Commercial	61.009	161,903	66.972	161,091	61.370	147,195
Others	11.329	69,340	13.209	40,782	12.230	23,130

4.Number of Consumer Units Serviced

	1Q12	2Q12	3Q12
State utilities	9,524	9,409	9,594
Industrial	2,682	2,702	2,667
Residential	849,139	855,108	863,130
Commercial	52,687	54,985	55,879
Others	10,144	10,350	10,383
Total	924,176	932,554	941,653

5.Network Expansion - number of new connections

1Q12	2Q12	3Q12
9,483	8,630	9,099

6.Substations

1Q12	2Q12	3Q12
39	39	39

7.Fuel used to produce electricity- NA

Marketletter

8.Losses  - %

1Q12		2Q12		3Q12
Technical	Commercial	Technical	Commercial	Technical	Commercial
8.42	21.46	8.42	20.79	8.42	19.9

9.Extension of distribution line – 09/30/2012

Tension (kV)	Extension (Km)
13.8	18,833.92

10.Extension of transmission line – 09/30/2012

Level of Tension (kV)	Extension Km
69	1,761.37

11.DEC- Duration of interruptions - in hours

1Q12	2Q12	3Q12
8.70	5.82	5.28

12.FEC – Frequency of interruptions – Number of outages

1Q12	2Q12	3Q12
6.71	4.36	3.97

13.TMA – Average response time – in minutes

1Q12	2Q12	3Q12
152	151	151

14.Average price– R$/MWh

1Q12	2Q12	3Q12
267.54	279.11	283.55

15.Main investments – R$ million

Project	1Q12	2Q12	3Q12	2012 budget
Distribution	12.293	30.346	57.023	255.589
Rural Distribution Network Expansion Light for all	976	2.972	7.924	59.000
Urban Distribution Network Expansion	2.308	7.371	16.792	66.615
Distribution System Maintenance	7.517	16.367	24.423	72.389
Modernization and Adequacy of Commercial and Distribution System	1.492	3.636	7.884	57.585
Others	645	3.113	3.634	33.280
Maintenance and Adequacy of goods	645	3.113	3.634	33.280
Total	12.938	33.459	60.657	285.869

Marketletter

16.Loans and financing – R$ million

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Due	Index
Eletrobras	315	366	372	2022	SELIC + varied
Faceal	26	24	23	2015	INPC + 12.68% p.y.
Bic Banco	9	7	6	2012	CDI + 5.91% p.y.
Caixa Econômica Federal	0	5	5		CDI + 1.27% p.y.
Banco do Brasil	5	5		2010	CDI + 1.69% p.y.
Lloyds Bank	1	1	1	2024	Dollar

17.Contract obligations 09/30/2012

Loans and financing R$ million	2012	2013	2014	2015	2016	After 2016
	91	56	71	65	48	75

Energy Purchase Contracts	2012	2013	2014	2015	Após 2015
R$ million	424.59	562.48	566.33	599.24	618.57
MWh	4,599,627	5,652,541	5,716,480	6,045,037	6,308,085

18.Default – more than  120 days – 09/30/2012

Class	R$ million
State utilities	10
Industrial	44
Residential	9
Commercial	15
Others	29
Total	107

19.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1By tenure

Distribution

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	411	422	415
6 to 10	16	16	16
11 to 15	-	-	-
16 to20	-	-	-
21 to 25	147	149	149
more than 25	189	193	193
Total	763	780	773

Marketletter

Administration

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	208	201	205
6 to 10	27	27	27
11 to 15	-	-	-
16 to20	2	2	2
21 to 25	108	105	103
more than 25	257	252	250
Total	602	587	587

19.2By region

State	Number of employees
	1Q12	2Q12	3Q12
Alagoas	1,365	1,367	1,360

19.3By departments

Department	Number of employees
	1Q12	2Q12	3Q12
Field	763	780	773
Administrative	602	587	587

20.Complementary work force

Operational	1Q12	2Q12	3Q12
	1,206	1,206	1,206

21.Turn-over

1Q12	2Q12	3Q12
1.36	0.68	0.38

Marketletter

Balance Sheet

(R$ thousand)

Assets	09.30.12	12.31.11
Current Assets
Cash and banks	22,095	45,208
Consumers	292,657	250,032
Taxes to recover	11,437	6,062
Compensation rights	17,027	6,916
Stored materials	22,694	19,914
Other credits	28,127	27,510
	394,037	355,642
Non-Current Assets
Consumers	117,496	134,955
Taxes to recover	5,059	5,058
Legal deposits	12,031	10,676
Financial Asset	587,186	478,280
Others	1,118	1,118
	722,890	630,087
Investments	146	146
Property, plant and equipment	41,917	26,661
Intangible	23,785	23,103
	788,738	679,997
Total Assets	1,182,775	1,035,639

Marketletter

Liabilities and Stockholders Equity	09.30.12	12.31.11
Current Liabilities
Loans and financing	120,680	92,979
Suppliers	109,778	93,544
Taxes to collect	92,971	65,374
Estimated obligations	24,309	16,954
Sector charges	8,501	10,214
Post-retirement benefit	17,701	14,497
Research and development	12,025	18,985
Other	34,806	34,773
	420,771	347,320
Non-Current Liabilities
Loans and financing	386,285	383,048
Taxes to collect	51,104	30,139
Provision for contingencies	70,324	75,240
Post-retirement benefit	74,554	83,406
Advance for future capital increase	348,055	275,984
Research and development	26,532	24,787
Other	867	870
	957,721	873,474
Stockholders Equity
Social Capital	779,224	779,224
Accumulated losses	(973,245)	(962,683)
Other comprehensive income	(1,696)	(1,696)
	(195,717)	(185,155)
Total Liabilities	1,182,775	1,035,639

Marketletter

Statement of Income

(R$ thousand)

	09.30.12	09.30.11
Net Operating Revenue	781,904	602,132
Operational cost
Electric Energy cost	(330,343)	(269,611)
Cost of operation	(174,734)	(173,196)
Third party services cost	(151,139)	(110,479)
	(656,216)	(553,286)
Gross Income	125,688	48,846
Operating expenses	(89,351)	(30,646)
Electric energy service result	36,337	18,200
Financing result	(46,391)	(18,377)
Result before taxes	(10,054)	(177)
Income tax and social contribution	(508)	(4,734)
Income tax and social contribution deferred		3,446
Net income (loss) for the period	(10,562)	(1,465)
Basic income (loss) per share (R$)	(0.0136)	(0.0019)
Diluted income (loss) per share (R$)	(0.0109)	(0.0015)

Marketletter

Cash Flow

(thousand reais)

	09.30.12	09.30.11
Cash flow from operational activities
Net cash provided (used in) operating activities	119,398	15,985
Cash flow from investment activities
Acquisitions of fixed assets	(38,213)	(32,593)
Write-off (Net Acquisitions) of intangible assets	(682)	43,427
Acquisitions and write-off of financing assets	(108,906)	(107,292)
Net cash used in investing activities	(147,801)	(96,458)
Cash flow from financing activities
Loans and financing received	73,326	129,176
Loans and financing amortization	(68,036)	(84,057)
Financing activities total	5,290	45,119
Reduccion in Cash and Equivalents	(23,113)	(35,354)
Cash and cash equivalent - beginning balance	45,208	64,648
Cash and cash equivalent – final balance	22,095	29,294

Marketletter

Analysis of the result

The company presented in the 3Q12 a loss of R$ 8.1 million and a 2Q12 profit of R$ 1 million, primarily due to growth in gross revenue of 7%, and rising energy costs by 15%.

Operating Revenue

The supply, revenue from availability of the electricity grid, should be analyzed together. Adding to the supply, revenue availability of the electricity grid and revenue from return on financial assets and other revenues line items, there was an increase of 7% from R$ 382.5 million in 2Q12 to R$ 411.2 million in 3Q12.

The electricity consumption account in the 3Q12 grew 10% compared to 2Q12. This result was partly due to the change in the billing schedule, high temperatures and new clients and an average tariff readjustment of 8.65% as of 8/28/12.

Cost of Electricity Service

Electricity purchased for resale in 3Q12 increased 15% compared to 2Q12, from R$ 108.4 million in 2Q12 to R$ 125.1 million in 3Q12, due to seasonality.

The expenses relating to the short-term market - CCEE, in the period under review, was strongly influenced by reclassifications which were made this year in the billing and metering system.

Operating Costs and Expenses

The personnel and administrators costs decreased by 6%, from R$ 44.6 million in 2Q12 to R$ 42 million in 3Q12, mainly due to the payment of the difference of the Collective Bargaining Agreement and the payment of  Profit Sharing which occurred in 2Q12.

Third party services grew by 2% in 3Q12, compared to 2Q12, primarily driven by new contracts for maintenance and operation of the electric system to service consumers.

Depreciation and amortization grew 11% in 3Q12, compared to 2Q12, mainly as a result of the Light for All Program.

Provision for Contingencies grew by 742% in 3Q12 compared to 2Q12, from R$ 567 million positive in 2Q12 to R$ 3,639 million negative in 3Q12, mainly due to the probability of payoff of labor lawsuits, negatively impacting the company's results.

Provision for loan and losses - PCLD grew 140% in 3Q12, from R$ 2.5 million in 2Q12 to R$ 6 million in 3Q12, driven primarily by increased debt accrued in the Public Service segment.

Losses with customers grew by 53%, from R$ 6.8 million in 2Q12 to R$ 10.3 million in 3Q12 due to the transfer from PCLD of up to R$ 5 thousandnd to the commercial losses account.

Financial Results

Financial revenues decreased by approximately 3%, from R$ 5 million in 2Q12 to R$ 4.8 million in 3Q12. The decrease was driven by the correction of the energy bills of consumers of the 3Q12.

Financial expenses increased by 45% from R$ 16.9 million in 2Q12 to R$ 24.5 million in 3Q12, primarily driven by the correction of financing contracts, AFAC (Advance for future capital increase, and ANEEL fines on the DEC and FEC (duration and frequency of stoppages).

Marketletter

Market Data

1.     Generation Assets and Energy generated - NA

2.     Electric energy purchased for resale

System	Unit	1Q12	2Q12	3Q12
Eletrobras	MWh	478,561	490,217	549,276
	R$ million	44.501	45.671	48.828
Others	MWh	452,250	449,082	549,076
	R$ million	51.054	53.465	61.635
Total	MWh	930,811	939,299	1,098,349
	R$ million	95.555	99.136	110.463

3.     Energy sold

Distribution to	1Q12		2Q12		3Q12
	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	43.224	109,490	91.425	232,793	143.690	365,318
Industrial	22.129	64,420	43.448	124,197	65.598	180,390
Residential	150.760	269,095	308.569	550,481	485.275	859,364
Commercial	65.683	127,753	135.218	265,649	212.089	419,665
Others	8.681	25,404	18.261	53,304	31.240	93,563
Total	290.477	596,162	596.921	1,226,424	937.892	1,918,300

4.     Number of Consumer Units Serviced

	1Q12	2Q12	3Q12
State utilities	18,626	20,550	20,270
Industrial	3,796	3,781	3,774
Residential	896,099	908,348	921,144
Commercial	74,793	75,943	76,892
Others	29,371	29,628	30,015
Total	1,022,685	1,038,250	1,052,095

5.     Network Expansion - number of new connections

1Q12	2Q12	3Q12
15,523	16,007	14,018

6.     Substations

1Q12	2Q12	3Q12
76	78	78

7.     Fuel used to produce electricity- NA

Marketletter

8.     Losses  - %

1Q12		2Q12		3Q12
Technical	Commercial	Technical	Commercial	Technical	Commercial
12.26	17.67	12.42	18.99	13.17	24.07

9.     Extension of distribution lines – 09/30/2012

Tension Kv	Extension Km
138.0	141
69.0	22,84
34.5	3,037
13.8	38,600
Low tension	20,299

10.  Extension of transmission lines – 09/30/2012- NA

11.  DEC- Duration of interruptions - in hours

1Q12	2Q12	3Q12
13.6	6.51	5.77

12.  FEC – Frequency of interruptions – Number of outages

1Q12	2Q12	3Q12
8.35	5.67	4.87

13.  TMA – Average response time – in minutes

1Q12	2Q12	3Q12
366	219	253

14.  Average price– R$/MWh

1Q12	2Q12	3Q12
357.79	357.80	359.18

Marketletter

15.  Main investments – R$ million

Project	1Q12	2Q12	3Q12	2012 budget
Distribution
Rural Distribution Network Expansion - Light for all	39.89	43.60	43.10	220.00
Urban Distribution Network Expansion	16.16	10.02	16.05	110.28
Distribution System Maintenance	5.36	4.99	9.85	77.31
Modernization and Adequacy of Commercial and Distribution System	0.97	1.05	1.55	41.09
Others			4.46
Maintenance and Adequacy of goods	2.45	1.22	1.79	36.35
Total	64.83	60.88	76.80	485.03

16.  Loans and financing – R$ million

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Due	Index
Eletrobras	461,271	504.176	497,587	2019	FINEL/RGR - 5,00% to 10.00% p.y.
BB	2,284	2.111	1,945	2014	IGPM- 10% p.y.
Morgan	6,985	7.450	7,433	2024	DOLAR- 8.46% p.y.

17.  Contract obligations 09/30/2012

Loans and financing R$ million	2012	2013	2014	2015	2016	After 2016
	111,302	34,645	157,498	194,142

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
R$	358.266	432.263	384.238	35.443	373.583	672.648
MWh	4,029,609	3,172,769	2,744,258	2,397,288	2,469,161	4,386,086

18.  Default – more than  120 days – 09/30/2012

Class	R$ thousand
State utilities	103,941
Industrial	37,100
Residential	18,839
Commercial	29,917
Others	26,290
Total	216,087

Marketletter

19.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1By tenure

Distribution

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	416	417	411
6 to 10	1	1	1
11 to 15	-	0	0
16 to 20	7	3	2
21 to 25	139	143	87
more than 25	637	635	692
Total	1,200	1,199	1,.193

Administration

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	53	59	58
6 to 10	-	-	-
11 to 15	-	-	-
16 to 20	-	-	-
21 to 25	22	23	20
more than 25	183	183	187
Total	258	256	265

19.2By region

State	Number of employees
	1Q12	2Q12	3Q12
Piauí	1,458	1,454	1,458

19.3By departments

Department	Number of employees
	1Q12	2Q12	3Q12
Field	792	792	794
Administrative	666	662	664

20.Complementary work force

Operational	1Q12	2Q12	3Q12
	998	998	998

21.Turn-over

1Q12	2Q12	3Q12
0.27	0.45	0.38

Marketletter

Balance Sheet

(R$ thousand)

Assets	09.30.12	12.31.11 reclassified
Current Assets
Cash and banks	23,997	169,972
Consumers	219,802	154,257
Taxes and social contribution	8,196	7,603
Compensated rights	35,270	177,228
Stored materials	6,175	5,493
Collaterals and linked deposits	25,799	8,312
Service in course	13,260	10,804
Expenses paid in advance	2,260	2,260
Others	12,772	17,693
	347,531	553,622

Non-Current Assets
Consumers	26,124	31,532
Compensated rights	701,876	500,333
Collaterals and linked deposits	58,813	54,017
Taxes and social contribution	5,059	5,811
Expenses paid in advance	6,523	8,028
Financial Asset (concession)	454,714	354,228
Others	10,659	10,697
Investments	1,809	1,833
Property, plant and equipment - net	23,688	19,571
Intangible	95,474	99,058
	1,384,739	1,085,108
Total of Assets	1,732,270	1,638,730

Marketletter

Liabilities and Stockholders’ Equity	09.30.12	12.31.11
Current Liabilities
Suppliers	242,970	325,089
Taxes and social contribution	30,799	22,383
Loans and financing	16,327	20,916
Reimbursement obligations	9,947	9,581
Provisions for contingencies	-	15,522
Estimated obligations	16,472	10,256
Taxes and social contributions to pay	3,977	-
Sector charges	7,081	6,751
Others	27,430	24,994
	355,003	435,492
Non-Current Liabilities
Suppliers	957,411	701,578
Loans and financing	93,933	94,926
Taxes and social contribution	3,217	3,163
Reimbursement obligations	99,211	74,094
Provisions for contingencies	98,343	84,299
Resources for capital increase	96,514	90,487
Others	25,719	19,573
	1,374,348	1,068,120
Stockholders’ Equity (not covered)
Social Capital	1,117,860	1,117,860
Accrued losses	(1,114,941)	(982,742)
	2,919	135,118
Total Liabilities and Stockholders’ Equity	1,732,270	1,638,730

Marketletter

 Statement of Income

(R$ thousand)

	09.30.12	09.30.11
Net Operating Revenue	678,985	559,340
Operational cost	(631,198)	(448,476)
Electric energy cost	(435,701)	(279,758)
Operation cost	(81,694)	(81,290)
Third party services cost	(113,803)	(87,428)
Gross income	47,787	110,864
Operational expenses	(157,279)	(139,905)
Electric energy Service result	(109,492)	(29,041)
Financing revenue	(18,730)	(21,645)
Result before taxes	(128,222)	(50,686)
Income tax and social contribution	(3,977)	-
Net income (loss) for the period	(132,199)	(50,686)

Marketletter

Cash Flow

 (thousands reais)

	09.30.12	09.30.11
Cash flow from operational activities
Net Income (losses) for the period before taxes and social contribution	(132,199)	(50,686)
Adjustments to reconcile loss for the year with cash provided by operating activities:
Property, plant and equipment - depreciation	1,323	1,628
Intangible - amortization	17,246	17,529
Net monetary variation	24,172	5,263
Financing charges	8,552	5,945
Provision for credit of questionable liquidation	24,346	18,459
Provision for contingencies	(1,073)	11,326
Loss/gain in asset sales	-	1,010
(Increase) decrease in assets	(57,633)	10,474
Consumers	(91,269)	(35,178)
Taxes to receive	7,954	15,418
Fuel Consumption Account - CCC	(56,117)	(107,285)
Sundry debtors	(379)	(1,674)
Service in course	(2,457)	(6,208)
Taxes and social contributions	159	(6,193)
Stored material	(682)	992
Social tariff	(3,468)	(1,902)
Prepaid expenses	1,505	(97,129)
Linked funds	3,894	41
Colateral and linked deposits	(20,394)	(17,030)
Other credits	1,445	(11,428)
Increase (decrease) in liabilities	(159,809)	(267,576)
Suppliers	(82,119)	110,627
Payroll	1,675	(497)
Taxes and social contributions	6,416	(4,414)
Estimated obligations	6,215	(5,398)
Taxes and social contribution on net income payable	3,977	-
Provision for contingencies	(10,810)	(751)
Regulatory charges	2,185	1,027
Fuel Consumption Account - CCC	275,656	217,565
Others	3,064	(2,157)
Resources provided by operating activities	206,259	316,002
Cash flow from investment activities	(11,183)	58,900
Investments - acquisition	24	-
Financing asset indemnification - acquisition	(100,486)	(73,160)
Property, plant and equipment - acquisition	(5,440)	(5,998)
Intangible - acquisition	(13,662)	(19,180)
Net cash used in investment activities	(119,564)	(98,338)
Cash flow from financing activities
Loans and financing obtained	10,485	-
Financing charges - payment	(16,324)	(5,774)
Loans and financing - payment	(9,389)	(3,812)
Net cash provided by financing activities	(15,228)	(9,586)
Net Increase (decrease) from cash and equivalents cash	(145,975)	(49,024)
Cash and cash equivalents – beginning of the period	169,972	72,476
Cash and cash equivalents – end of the period	23,997	23,452

Marketletter

Analysis of the result

Operating Revenue

Operating income in 3Q12 increased by 2.2% compared to 2Q12, from R$ 341.8 million in 2Q12 to R$ 349.5 million in 3Q12. The main changes are:

•            23.2% increase in revenue from electricity supply due to growth in market consumption of approximately 13.1%.

•            34.1% increase in other operating income due to increased services related to energy supply, with rates set by the regulator (ANEEL).

Cost of electricity service and operating expenses

In Distribution

Costs of service and operating expenses for the distribution segment in 3Q12 showed a decrease of 19.1% compared to 2Q12, from R$ 93.6 million in 2Q12 to R$ 75.7 million in 3Q12. This reduction was due to construction expenses variation because of works during the period which were registered under fixed assets.

In Trading of Energy

Costs of service and operating expenses of the trading segment increased by 5.1% compared to 2Q12, R$195.3 million in 2Q12 and R$ 205.4 million in 3Q12. The main changes were:

Evolution in Energy Purchased for Resale line item, due to variation of PLD-price settlement of differences, which in 2Q12 was R$ 166.00/MWh. In 3Q12 it was R$  182.94/MWh.

Financial Results

Financial income in 3Q12 decreased by 12% compared to 2Q12, from R$ 9.7 million in 2Q12 to R$ 8.6 million in 3Q12. The main variation in this period was due to the settlement of the energy installments owed by the Government of the State of Rondônia, which occurred in 2012;

Financial expenses in 3Q12 increased by 109% compared to 2Q12, from R$ 9.7 million to R$ 20.2 million. The main changes are as follows:

Legal Update litigation;

Updating the ICMS tax liability to CCC fund;

Penalty DIC / FIC according to the determinations of ANEEL.

Marketletter

Market Data

1.     Generation Assets and Energy generated

Own assets

Plant	Installed Capacity MW	Guaranteed energy MW average	Energy generated MWh
			1Q12	2Q12	3Q12
PCH – Rio Vermelho	2.6	2.0	4,052	3,822	3,410

Plant	Location (State)	Begenning of operation	End of operation	Non depreciated asset R$ million
PCH – Rio Vermelho	RO	11/1986	10/12	3.42

2.     Electric energy purchased for resale

System	Unit	1Q12	2Q12	3Q12
Eletrobras	MWh	474,757	541,189	712,335
	R$ million	77.445	7.,8	85.7
Others	MWh	341,538	338,698	225,169
	R$ million	32.093	79.0	65.7
Total	MWh	816,295	879,887	937,504
	R$ million	109.538	152.8	151.4

3.     Energy sold

Distribution to	1Q12		2Q12		3Q12
	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	5.5	21,841	5.6	22,259	6.0	22,601
Industrial	35.4	117,360	41.7	115,851	39.7	111,779
Residential	107.5	223,099	126.3	257,476	145.8	283,200
Commercial	61.2	141,414	68.1	146,253	74.0	155,914
Others	31.0	124,744	34.6	122,601	38.5	133,509
Total	240.6	628,458	276.3	664,440	304.0	707,003

4.     Number of Consumer Units Serviced

	1Q12	2Q12	3Q12
State utilities	193	202	210
Industrial	2,094	2,075	2,069
Residential	368,626	376,659	382,548
Commercial	36,980	37,821	38,215
Others	110,576	112,611	115,176
Total	518,469	529,368	538,218

Marketletter

5.     Network Expansion - number of new connections

1Q12	2Q12	3Q12
5,520	10,899	8,850

6.     Substations

1Q12	2Q12	3Q12
50	50	57

7.     Fuel used to produce electricity

Type	Unit	1Q12		2Q12		3Q12
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel oil	Liter	18,450	34.9	19,450	36.4	20,506	39.8
Total:		18,450	34.9	19,450	36.4	20,506	39.8

8.     Losses - %

1Q12		2Q12		3Q12
Technical	Commercial	Technical	Commercial	Technical	Commercial
12.74	10.33	12.74	10.57	12.74	10.63

9.     Extension of distribution lines – 09/30/2012

Tension kV	Extension Km
Low tension of distribution grid – urban	5,371
Distribution grid / Average Tension of distribution line - 13.8	10,860
Distribution line 34.5	1,763
Transmission line 69	201
Transmission line 138 kV	357

10.  Extension of transmission lines – 09/30/2012 - NA

11.  DEC- Duration of interruptions - in hours

1Q12	2Q12	3Q12
9.48	6.37	6.40

Marketletter

12.  FEC – Frequency of interruptions – Number of outages

1Q12	2Q12	3Q12
5.99	5.64	6.55

13.  TMA – Average response time – in minutes

1Q12	2Q12	3Q12
293.35	319.5	275.2

14.  Average price – R$/MWh (without ICMS)

1Q12	2Q12	3Q12
426.75	439.79	445.89

15.  Main investments – R$ million

Project	1Q12	2Q12	3Q12	2012 budget
Distribution	27.52	51.82	47.03	314.538
Rural Expansion of distribution - Light for All Project	16.50	34.33	26.23	133.600
Expansion of Urban distribution	3.21	7.13	8.88	95.935
Maintenance of the distribution system	5.07	7.77	9.47	46.823
Isolated system - energy	0.0	0.00	0.00	0.200
Modernization – Distribution and Comercialization System	2.74	2.59	2.45	37.980
Others	4.77	2.29	1.76	16.724
Maintenance and Adjustment of property / IT assets	4.77	2.29	1.76	16.724
Total	32.29	54.11	48.79	331.262

16.  Loans and financing – R$ million

Creditor	Balance 03.31.12	Balance 06.30.12	Balance 09.30.12	Due	Index
Eletrobras	116.6	112.5	111.7	2025	Ufir + 5%

17.  Contract obligations 09/30/2012

Loans and financing R$ million	2012	2013	2014	2015	2016	After 2016
	4.1	16.4	17.6	13.9	11.7	46.6

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
R$ million	803.7	899.1	922.2	973.8	977.7	4,564.5
MWh	3,682,576	4,794,930	4,718,204	4,723,299	4,694,258	19,594,017

Marketletter

18.  Default – more than  120 days – 09/30/2012

Class	R$ million
State utilities	14.8
Industrial	10.7
Residential	12.5
Commercial	6.8
Others	93.2
Total	138.0

19.  Number of employees  (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1 By tenure

Distribution

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	198	198	260
6 to 10	1	1	10
11 to 15	-	-	-
16 to 20	41	41	41
21 to 25	131	116	114
more than 25	151	163	167
Total	522	519	592

Administration

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	82	82	78
6 to 10	1	1	6
11 to 15	2	2	2
16 to 20	11	10	10
21 to 25	44	37	35
more than 25	81	91	89
Total	221	223	220

19.2 By region

State	Number of employees
	1Q12	2Q12	3Q12
Rondônia	743	742	812

19.3 By departments

Department	Number of employees
	1Q12	2Q12	3Q12
Field	522	519	592
Administrative	221	223	220

Marketletter

20.  Complementary work force

Operational	1Q12	2Q12	3Q12
	1,216	1,451	1,475

21.  Turn-over

1Q12	2Q12	3Q12
0.0040	0.68	0.25

Marketletter

Balance Sheet

(R$ thousand)

Assets	09.30.12	12.31.11
Current Assets
Cash and banks	59,057	79,666
Consumers	54,606	58,146
CCC - reimbursement	1,551	532
Stored materials	1,892	2,202
Tax to recover	2,673	1,421
Other Credits	3,715	3,546
	123,494	145,513
Non- Current Assets
Tax to recover	3,363	-
Consumers	3,326	3,410
Collaterals and linked deposits	13,892	8,477
Financial Asset	118,421	111,271
Other	910	815
Property, plant and equipment	11,234	8,413
Intangible	6,591	7,723
	157,737	140,109
Total Assets	281,231	285,622

Marketletter

Liabilities and Stockholders’ Equity	09.30.12	12.31.11
Current Liabilities
Suppliers	494,991	405,946
Loans and financings	3,080	2,887
Taxes and social contributions	4,515	3,017
Estimated obligations	9,643	7,781
Sector charges	3,963	5,116
Related parties	9,448	8,768
Research and Development	3,338	4,024
Other	4,487	2,880
	533,465	440,419
Non-Current Liabilities
Loans and financings	13,302	13,413
Related parties	76,710	70,907
Provisions for contingencies	17,379	16,145
Retirement benefit	1,696	1,696
Onerous concession	14,927	11,677
Research and Development	3,914	2,684
	127,928	116,522
Stockholders’ Equity
Social Capital	320,743	320,743
Other comprehensive income	(2,280)	(2,280)
Accrued losses	(689,625)	(589,782)
	(380,162)	(271,319)
Total Liabilities and Stockholders’ Equity	281,231	285,622

Marketletter

Statement of Income

(R$ thousand)

	09.30.12	09.30.11
Net Operating Revenue	130,741	104,555
Operating cost	(126,490)	(105,336)
Cost with electric energy	(85,511)	(67,123)
Electric energy purchased for resale	(85,511)	(67,123)
Cost of operation	(26,806)	(25,943)
Personnel, Material and Third party services	(22,343)	(22,175)
Depreciation and amortization	(4,479)	(3,841)
Others	16	73
Construction cost	(14,173)	(12,270)
Gross income/loss	4,251	(781)
Operating expenses	(78,132)	(69,107)
Service result	(73,881)	(69,888)
Financing result	(34,962)	(16,045)
Net income (loss) for the period	(108,843)	(85,933)

Marketletter

Cash Flow

 (thousand reais)

	09.30.12	09.30.11
Loss for the period	(108,843)	(85,933)
Expenses (income) not affecting cash
Depreciation	885	843
Intangible - amortization	5,937	4,371
Service debt charges	1,465	1,412
Provision for credit of questionable liquidation	50,409	32,106
Provision for contingencies	(158)	1,628
	(50,305)	(45,573)
(Increase) decrease in asset
Clients	(46,785)	(40,864)
CCC	(1,019)	(36,186)
Stored materials	310	180
Taxes to recover	(4,615)	(173)
Colaterals and linked deposits	(5,415)	-
Others	(264)	764
	(57,788)	(76,279)
Increase (decrease) in liabilitites
Suppliers	89,045	141,221
Taxes to collect	1,498	90
Estimated obligations	2,549	1,990
Sector charges	(1,153)	1,334
Related parties	6,483	(6,277)
Research and development	544	998
Provision for contingencies	1,392	(43)
Onerous concession	3,250	-
Others	920	5,457
	104,528	144,770
Cash flow from operational activities	(3,565)	22,918
Service debt charges - payment	(1,465)	(1,412)
	(1,465)	(1,412)
Net cash generated by operational activities	(5,030)	21,506
Cash flow from investment activities
Financing asset	(7,150)	(10,139)
Property, plant and equipment - acquisition	(3,706)	(298)
Intangible asset (concession)	(4,805)	(4,010)
Net cash used in investment activities	(15,661)	(14,447)
Cash flow from financing activities
Loans and financing obtained	2,224	-
Loans and financing - payment	(2,142)	(676)
Net cash used in financing activities	82	(676)
Increase (decrease) in cash and cash equivalents	(20,609)	6,383
Cash and cash equivalents– beginning of the period	79,666	1,694
Cash and cash equivalents – end of the period	59,057	8,077
Increase (decrease) in cash and equivalents cash	(20,609)	6,383

Marketletter

Analysis of the result

The company presented in 3Q12 a net loss 13.01% lower than that registered in the previous quarter, rising from R$ 50.8 million in 2Q12 to R$ 44.2 million in 3Q12.

Operational Revenue

Operational revenue showed a decline of 3.59%, from R$ 61.6 million in 2Q12 to R$ 59.4 million at 3T12, mainly due to seasonality of energy consumption.

Operational Cost

The cost of electric energy purchased for resale presented a reduction of 33.61% from R$ 39.9 million in 2Q12 to R$ 26.5 million in 3Q12, because the cost of electricity for the month of March was only accounted in April, thus burdening the 2Q12.

Cost of services provided to third parties showed a 26.74% increase mainly due to the cost of construction, which grew from R$ 6.1 million in 2Q12 to R$ 4.3 million in 3Q12. The register in this line item is proportional to the investments of the period recorded as construction revenue.

Operational Revenue (expenses)

The personnel spending showed a decrease of 10.32% from R$ 8.7 million in 2Q12 to R$ 7.8 million in 3Q12. These variations are due to payment of profit participation (PLR) in the second quarter and the Readjustment of salary and Allowance occurred in the current period.

The provisions showed an increase of 28.99% from R$ 15 million in 2Q12 to R$ 19.4 million in 3Q12, mainly due to charges for updates regarding installment payment and non-payment of State and Municipal Public Powers; and Power Supply to the State Company CERR.

Financial Result

The financial revenue showed reduction of 5.47%, from R$ 10.5 million in 2Q12 to R$ 9.9 million in 3Q12, mainly due to a decrease in the volume of investments.

Financial expenses showed increase of 10.73%, from R$ 24.2 million in 2Q12 to R$ 26.8 million in 3Q12, mainly due to charges of installments of power purchased for resale (from Eletronorte).

Marketletter

Market Data

1.     Generation Assets and Energy generated - NA

2.     Electric energy purchased for resale

System	Unit	1Q12	2Q12	3Q12
Eletrobras	MWh	202,804	197,441	200,001
	R$ million	35.20	34.27	34.72
Total	MWh	202,804	197,441	200,001
	R$ million	35.20	34.27	34.72

3.     Energy sold

Distribution to	1Q12		2Q12		3Q12
	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	4.88	21,492	5.68	25,430	5.3	23,783
Industrial	0.93	3,117	1.17	4,118	1.02	3,491
Residential	27.07	70,857	27.11	72,262	25.84	68,913
Commercial	10.98	32,102	11.60	35,154	10.98	33,008
Others	2.28	10,387	1.99	9,177	1.82	8,445
Total	46.14	137,955	47.55	146,141	44.96	137,640

4.     Number of Consumer Units Serviced

	1Q12	2Q12	3Q12
State utilities	63	63	63
Industrial	334	344	347
Residential	76,908	78,667	79,062
Commercial	8,306	8,520	8,611
Others	3,349	3,358	3,350
Total	88,960	90,952	91,432

5.     Network Expansion - number of new connections

1Q12	2Q12	3Q12
1,802	1,992	1,222

6.     Substations

1Q12	2Q12	3Q12
3	3	3

Boa Vista has only 3 substations

7.     Fuel used to produce electricity- NA

8.     Losses  - %

1Q12		2Q12		3Q12
Technical	Commercial	Technical	Commercial	Technical	Commercial
8.07	7.54	8.07	5.94	8.07	5.79

Marketletter

9.     Extension of distribution line – 09/30/2012

Tension kV	Extension Km
138kv
69kv	70.53
34.5kv	37.48
13.8kv Urb.	675.50
13.8kv Rural	1,094.21
127/220V	1,263.90

10.  Extension of transmission lines – 09/30/2012 - NA

11.  DEC- Duration of interruptions - in hours

1Q12	2Q12	3Q12
2.39	2.77	8.22

12.  FEC – Frequency of interruptions – Number of outages

1Q12	2Q12	3Q12
3.39	4.96	15.66

13.  TMA – Average response time – in minutes

1Q12	2Q12	3Q12
57.52	61.03	76.10

14.  Average price– R$/MWh

1Q12	2Q12	3Q12
334.52	325.315	326.65

15.  Main investments – R$ million

Project	1Q12	2Q12	3Q12	2012 budget
Distribution
Expansion of Urban Electricity Distribution (Luz p/todos)	2.03	1.54	0.11	7.75
Expansion of Urban Electricity Distribution	1.32	3.58	1.99	15.41
Maintenance of energy distribution system	0.45	1.14	1.43	6.39
Modernization and adaptation of energy distribution and Trading of energy system	0.04	0.21	0.74	5.28
Others
Maintenance and adjustment of property	0.00	0.27	0.10	0.93
Maintenance and adjustment of goods	0.04	0.22	0.05	1.98
Maintenance and adjustment of thecnological activity	0.29	2.77	0.45	10.06
Total	4.17	9.72	4.87	47.81

Marketletter

16.  Loans and financing – R$ million

Creditor	Balance on 03.31.12	Balance on 06.30.12	Balance on 09.30.12	Date Due	Index
Eletrobras	6.92	6.60	6.26	07/30/2016	Interest 10% py + Adm fee 2%
Eletrobras	0.49	2.3	2.3	10/30/2018	Interest 5% py + Adm fee 2%
Eletrobras	6.14	5.86	5.56	07/30/2016	Interest 10%py + Adm fee 2%
Eletrobras	1.65	1.57	1.5	08/30/2016	IGP-M + interest 10% py + Adm fee 2%
Eletrobras	0.21	0.20	0.18	09/30/2015	Interest 5% py + Adm fee 2%
Eletrobras	0.17	0.16	0.14	09/30/2015	Interest 5% py + Adm fee 2%
Eletrobras	0.42	0.40	0.40	12/30/2018	nterest 5% aa + Adm fee 2%
Eletronorte	15.49	13.33	11.11	11/30/2013	IGP-M + interest 10% py + Adm fee 2%

17.  Contract obligations 09/30/2012

Loans and financing R$ million	2012	2013	2014	2015	2016	After 2016
	2.97	12.04	4	4.3	2.9	1.0

Energy Purchase Contracts	2012	2013	2014	2015	2016	After 2016
R$ million	160.02	183.73	216.14	249.70	275.31	1,528.42
MWh	660,341	703,499	741,635	760,341	790,891	3,541,831

18.  Default – more than  120 days – 09/30/2012

Class	R$ million
State utilities	7.02
Industrial	0.11
Residential	0.38
Commercial	0.33
Others	26.13
Total	33.97

19.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1 – By tenure

Distribution

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	19	19	18
6 to 10	51	51	60
11 to 15	01	01	-
16 to 20	01	01	-
21 to 25	25	25	22
more than 25	31	31	35
Total	128	128	135

Marketletter

Administration

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
To 5	24	24	22
6 to 10	89	89	92
11 to 15	04	04	-
16 to 20	-	-	-
21 to 25	14	14	12
more than 25	25	25	27
Total	156	156	153

18.2 – By region

State	Number of employees
	1Q12	2Q12	3Q12
Roraima	284	284	288

18.3   - By departments

Department	Number of employees
	1Q12	2Q12	3Q12
Field	128	128	135
Administrative	156	156	153

19.  Complementary work force

Operational	1Q12	2Q12	3Q12
	182	182	235

Marketletter

20.  Turn-over

1Q12	2Q12	3Q12
0.175%	0%	0.01%

Marketletter

3.Participation Company

Eletropar’s purpose is to participate in the capital of companies. In this condition it, participates in the capital of Eletropaulo Metropolitana Eletricidade de São Paulo S.A. -  Eletropaulo; EDP Energias do Brasil S.A;  da Empresa Metropolitana de Águas e Energia S.A. – EMAE; da CPFL Energia S.A. and Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP, and also, of Eletronet S.A., an SPE, with signal transportation activities of information and of telecommunications services.

Marketletter

Balance Sheet

(R$ thousand)

Assets	09.30.12	12.31.11
Current Assets
Cash and banks	63,943	71,695
Return on investments	-	2,624
Fiscal assets to recover	984	811
Legal deposits	1,732	1,672
	66,659	76,802

Non-current assets
Long-term asset	2,318	2,376
Fiscal asset to compensate	2,318	2,376

Investments	123,187	163,992
Property, plant and equipment	36	47
Intangible	7	7
	125,548	166,422
Total Assets	192,207	243,224

Marketletter

Liabilities and Stockholders Equity	09.30.12	12.31.11
Current liabilities
Stockholders remuneration	-	5,618
Payable accounts - Eletrobras	235	204
Tax obligations	21	226
Estimated obligations	-	29
Other	95	24
	351	6,101

Non-current liabilities
Provisions for fiscal and administrative risks	1,667	1,608
Income tax and social contribution - deferred	18,906	33,466
	20,573	35,074

Stockholders equity
Social capital	118,054	118,054
Income reserve	2,325	2,325
Additional Proposed Dividend	-	16,854
Equity adjustment	36,553	64,816
Accrued income	14,351	-
	171,283	202,049
Total liabilities and stockholders equity	192,207	243,224

Marketletter

Statement of Income

(R$ thousand)

	09.30.12	09.30.11
Operating Revenues
Dividends	10,332	17,697
Equity participation	4,026	3,990
	14,357	21,687
Operating Expenses
Personnel/fees	(1,892)	(1,563)
Materials and Products	(52)	(55)
Traveling expenses, transportation, training	(148)	(77)
Third party services	(811)	(362)
Publicity	(597)	(495)
Taxes and contributions	(218)	(116)
Rent, Condominium Installments and Municipal Taxes	(60)	(52)
Operating provision (reversion)	-	2,563
Other	(85)	(70)
	(3,864)	(227)
Operating Result Before Financing Result	10,494	21,460
Financial Revenues (Expenses)
Financing revenues	4,954	5,234
Financing expenses	(1,000)	(728)
Financial Result	3,953	4,506
Income before income tax and social contribution	14,447	25,965
Income tax and social contribution	(203)	(742)
Net income for the period	14,244	25,224
Net income per share
Basic and diluted	1.21085	2.14416

Marketletter

Cash Flow

(thousands Reais)

	09.30.12	09.30.11
Operating Activities
Net income for the period	14,244	25,224
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	10	11
Equity income	(4,026)	(3,990)
Provisions	-	(2,563)
Property, plant and equipment writ-off	3	-
Sub total	10,231	18,682
(Increase) decrease in operating assets
Investment remuneration	(9,236)	(18,041)
Financing asset to compensate	(116)	371
Other credits	-	(1,599)
	(9,352)	(19,268)
Increase (decrease) in operating liabilities
Taxes and social contributions	(205)	(253)
Payables - Eletrobras	31	(317)
Estimated obligations	(29)	1
Others	75	(11)
Provision for fiscal risk	-	55
	(128)	(526)
Cash flow from operating activities	752	(1,112)
Finacing activities
Dividends payment	(22,472)	(10,881)
Others	107	-
	(22,365)	(10,881)
Investment activities
Acquisition of property, unit and equipment	(3)	(5)
Dividends received	13,864	23,720
Cash flow from investment activities	13,861	23,715
Increase in cash and equivalent cash	(7,752)	11,722
Cash and equivalent cash in the beginning of the period	71,695	58,677
Cash and equivalent cash in the endof the period	63,943	70,399
Increase in cash and cash equivalent	(7,752)	11,722

Marketletter

Analisis of Result

Eletropar presented in 3Q12, income of R$ 2.6 million, compared with R$ 2.2 million in 2Q12. The main changes are due to:

In 3Q12 Eletropar earned dividend income that totaled R$ 1.1 million, compared to dividend revenues recognized in 2Q12, which amounted to R$ 2.1 million, arising from the distribution of results performed by the investees Energias do Brazil and CPFL Energia.

In 3Q12, the result from equity equivalency resulting from the review of investees CTEEP and EMAE, was positive in the amount of R$ 1.3 million, compared with the positive result from equity equivalency in 2Q12 of R$ 1.0 million.

Regarding operating expenses, the reduction in 3Q12 of 29% in personnel expenses, from R$ 0.7 million in 2Q12 to R$ 0.5 million in 3Q12, due to profit sharing expenses in 2Q12 can be highlighted.

Third-party services and marketing and advertising also fell by 63% and 98%, respectively. The reduction occurred due to non-current expenses in the second quarter with lawyers and the costs related to the publication of the financial statements for fiscal year 2011.

The financial results for the 3Q12 increased by 23% when compared to 2Q12 calculated in, from R$ 0.9 million in 2Q12 to R$ 1.1 million in 3Q12. In this line item, there was a 77% reduction in financial expenses, from an expense of R$ 0.8 million in 2Q12 to an expense of R$ 0.2 million in 3Q12, due to the recognition of monetary updating of dividends paid during the period.

Marketletter

Data

1.     Investments

Company

Type

Amount

Participation (%)

CTEEP	PN	999,663	0.65%
Eletropaulo	PNB	2,095,644	1.25%
EMAE	PN	523,911	1.42%
Energias do Brasil	ON	1,485,678	0.31%
CPFL Energia	ON	1,703,600	0.18%

2. Number of employees (including requested employees from other Eletrobras companies/excluding employees assigned to other Eletrobras companies)

2.1 By tenure

Composition of employees by tenure (Years)	1Q12	2Q12	3Q12
to 5	3	3	3
6 to 10	3	3	3
11 to15	-	-	-
16 to 20	-	-	-
21 to 25	-	-	-
More than 25	-	-	-
Total	6	6	6

2.2   By region

State	Number of employees
	1Q12	2Q12	3Q12
RJ	6	6	6

3.Complementary work force

1Q12	2Q12	3Q12
6	6	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.